Exhibit 99.1

Melco Crown Entertainment Limited

Annual Report 2012

Melco Crown Entertainment

Altira

CITY OF DREAMS

A Shining Year

Melco Crown Entertainment Limited

Annual Report 2012

Listed on the Hong Kong Stock Exchange (Code: 6883) and NASDAQ (Symbol: MPEL)

This annual report is prepared in both English and Chinese and in the event of inconsistency, the English text of the annual report shall prevail over the Chinese text.

Contents

Financial Highlights 2

Market Overview and Key Highlights 4

Co-Chairman & Chief Executive Officer’s Statement 8

Business Overview 10

Corporate Citizenship and Responsible Gaming 16

Management Discussion and Analysis 18

Directors and Senior Management 51

Report of the Directors 59

Corporate Governance Report 84

Report of Independent Registered Public Accounting Firm 99

Consolidated Balance Sheets 102

Consolidated Statements of Operations 104

Consolidated Statements of Comprehensive Income 106

Consolidated Statements of Shareholders’ Equity 107

Consolidated Statements of Cash Flows 109

Notes to Consolidated Financial Statements 111

Additional Information — Financial Statement 197

Schedule 1 Financial Information of Parent Company

Financial Summary 201

Corporate Information 202

Definitions and Glossary 203

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan 211

CITY OF DREAMS

MACAU

Hard Rock Hotel

CROWN

CITY OF DREAMS

GRAND HYATT

CITY OF DREAMS

2013

Forbes

TRAVEL GUIDE

Crown Towers at City of Dreams – The first Forbes 5-Star hotel in Cotai, Macau

ALTIRA

MACAU

2013

Forbes

TRAVEL GUIDE

Altira Macau – 4-time winner of “Forbes Travel Guide” 5-Star Hotel and Spa (2010-2013)

Mocha™

Mocha

The largest non-casino-based operations of electronic gaming machines in Macau

Financial Highlights

Net revenues US$4.08 billion

Net revenues for the year ended December 31, 2012 were US$4.08 billion, an increase of US$0.25 billion, or 6.5%, as compared with US$3.83 billion for the year ended December 31, 2011.

Net income US$417.2 million

Net income attributable to Melco Crown Entertainment was US$417.2 million for the year ended December 31, 2012, as compared with net income of US$294.7 million for the year ended December 31, 2011.

Basic net income per Share US$0.254

Basic net income per Share attributable to Melco Crown Entertainment was US$0.254 for the year ended December 31, 2012 compared to basic net income per Share of US$0.184 for the year ended December 31, 2011.

Adjusted EBITDA US$920.2 million

Adjusted EBITDA for the year ended December 31, 2012 was US$920.2 million, representing an increase of US$110.8 million, or 13.7%, compared to US$809.4 million for the year ended December 31, 2011.

2 Melco Crown Entertainment Limited Annual Report 2012

Market Overview and Key Highlights

Macau Market

In 2012, Macau generated record gross gaming revenues of US$38.0 billion, an increase of 13.5% from 2011. The mass market table games segment continues to deliver above-market growth, increasing approximately 33% in 2012 compared to the prior period. As a result of the strength in the mass market segments, the mass market table games and gaming machines segment now contributes approximately 30.7% of total gross gaming revenue in 2012, compared to approximately 26.8% in 2011. Melco Crown Entertainment, through its substantial exposure to mass market segments, particularly through its flagship property City of Dreams and upcoming Studio City project, is perfectly placed to take full advantage of this fast growing, and increasingly important segment of the Macau market.

Macau welcomed approximately 28.1 million visitors in 2012, increasing modestly from 2011. Visitors from China increased 4.6% in 2012 compared to 2011, and accounted for 60.2% of all visitors to Macau in 2012, compared to 57.7% in 2011. Visitors from Hong Kong and Taiwan accounted for 25.2% and 3.8% in 2012, respectively.

There has been meaningful progress made in further enhancing infrastructure throughout the region, which will enable Macau to cater to a wider spectrum of visitors, driving future visitation growth. The expansive infrastructure development plan, together with the wide-reaching Hengqin development blueprint, will further broaden Macau’s appeal and meaningfully improve visitors’ overall experience, thereby ensuring the long-term success of Macau as a world-class leisure and tourism destination.

4 Melco Crown Entertainment Limited Annual Report 2012

Key Highlights

Studio City

The development of Studio City remains on track with the majority of the foundation and piling complete and is expected to open in mid-2015. Studio City, the Company’s next integrated resort in Cotai, Macau, will further expand the Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau’s leisure and tourism offerings.

The Company also successfully raised US$825.0 million under the Studio City Notes offering and signed the facilities agreement with the lead arranging banks in relation to the US$1.4 billion Studio City senior secured facilities, both of which were achieved without a corporate guarantee from the Company. Together with the full contribution of committed shareholder equity, these financings upon full drawdown are expected to deliver a fully funded project at the Studio City level. Our funding approach for Studio City, together with our fixed-price, lump-sum, contracting strategy provides us with greater certainty regarding cost and timing for the project.

City of Dreams

Opening of Hard Rock Cafe: In February 2012, we opened the first Hard Rock Cafe in Macau, bringing an exciting and differentiated entertainment and food and beverage offering to the market.

CITY OF DREAMS GRAND HYATT

City of Dreams, Signature Club: During the second quarter of 2012, we opened our new premium mass gaming area at City of Dreams, located in the lobby of Grand Hyatt Macau, delivering to our key customers a customized and luxurious gaming experience, solidifying our dominance in this key segment and setting a new standard for premium mass gaming in Macau.

Taboo show: In July 2012, City of Dreams delivered another unique entertainment offering to Macau, with a limited-run, cabaret style show at Club Cubic. This Franco Dragone inspired show demonstrates our commitment to further diversify the leisure and entertainment options available to visitors to Macau.

Philippines Development

In October 2012, we, through our wholly-owned subsidiary, MCE Leisure Philippines, completed the signing of the cooperation agreement with the Philippine Parties for the development and operation of the Philippines Project.

The Philippines Project is expected to open in mid-2014 and have 1,451 slot machines and 242 gaming tables, six hotel towers with approximately 967 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, five specialty restaurants along with a number of bars and a multi-level car park. The Philippines Project is also expected to feature three separate entertainment venues, including a Family Entertainment Center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure, which will be accented with creative external lighting and is expected to become a centerpiece attraction of the Philippines Project. Construction has commenced on the connecting structure, including piling works.

The Company also acquired a majority ownership stake in MCP in December 2012, which is the vehicle through which the Company will develop and operate the Philippines Project. MCP has recently announced its intention to undertake a top-up placement which will include the offer and sale of common shares of MCP together with an over-allotment option. The top-up placement and over-allotment option are both dependent on, among other things, approval from the board of directors of MCP and the Philippine Stock Exchange.

6 Melco Crown Entertainment Limited Annual Report 2012

The Philippines Project is expected to diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

MCP’s net contribution towards the project up to the time of opening is estimated to be approximately US$620 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. We are considering different alternatives to finance the project, including but not limited to debt and equity financing.

Other Recent Developments

The Company recently successfully raised a US$1 billion high yield bond at an attractive 5% coupon, with the proceeds used to repurchase the 2010 Senior Notes and fund the related redemption costs, with the remainder of the net proceeds to fund the partial repayment of the RMB Bonds. The refinancing will, among other things, result in lower future interest charges and reduced covenants.

Annual Report 2012 Melco Crown Entertainment Limited 7

Co-Chairman & Chief Executive Officer’s Statement

Melco Crown Entertainment has achieved numerous key milestones in 2012, accomplishing another year of record financial and operating metrics and significant strategic milestones in Macau and beyond. Locally, the development of our cinematically-themed integrated resort Studio City is progressing well, and on track to open in the middle of 2015. Beyond Macau, we have recently closed the transaction with our Philippine counterparties contemplated under the cooperation agreement for the development of an integrated resort in Manila, a major development in our strategy to participate in the growth in this exciting and rapidly developing emerging market. We also continue to evaluate our plans in relation to the next phase of expansion at City of Dreams, providing the Company with a meaningful future earnings driver which is expected to expand property-wide returns.

These expansion opportunities allow the Company to move further towards realizing its vision of becoming one of the leading gaming companies in Asia, while at the same time the Company continues to focus on driving strong financial and operational improvements in its current core operating properties in Macau, particularly City of Dreams.

Melco Crown Entertainment reported a record full year EBITDA in 2012 of US$920.2 million, primarily attributable to substantially higher mass market table games and gaming machine revenues, complemented by a strict cost control focus which in turn contributed to a meaningful expansion in EBITDA margins and free cash flow. Strong year-over-year improvement in the mass market segments has driven company-wide profitability, and greater earnings stability reinforcing our strategy to further enhance our mass market offerings, as highlighted by the development of the upcoming Studio City project.

Our flagship property, City of Dreams, recorded a significant year-over-year improvement in operating fundamentals, with particularly strong growth in mass market volumes and mass table games hold percentage. Our mass market table games gross gaming revenues per table at City of Dreams continue to outperform all other major properties in Macau, while our gross gaming revenues per table in the rolling chip segment at both Altira Macau and City of Dreams have shown meaningful improvements in the latter stages of 2012. Our expanding premium customer base enables us to generate higher levels of revenue with fewer mass market tables on our mass market floors, which is critical in a fixed table supply environment.

Studio City moves closer to realization, with the majority of foundation and piling work now complete. We have also secured financing for Studio City on favorable terms which, together with our fixed-price lump-sum contracting strategy, provides us with greater certainty regarding cost and timeline. With a focus on the mass market, this new integrated resort in Cotai will deliver synergies with Melco Crown Entertainment’s existing assets and expand our non-gaming offerings, including through the introduction of unique interactive entertainment rides and attractions.

In the Philippines, we have also recently completed the acquisition of a majority interest in Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation), a company listed on the Philippine Stock Exchange, following the successful closing of the cooperation agreement with our Philippine counterparties. We are confident that the Philippines market offers a unique opportunity to generate an incremental and diversified earnings stream, as well as provides a platform for our further expansion throughout Asia. The integrated casino resort is scheduled to open in mid-2014. We are excited to work with our well-regarded and reputable Philippine counterparties, including Belle Corporation of the SM Group, one of the leading developers of high-end residential and leisure properties in the Philippines, to bring this exciting new integrated resort to realization.

While we have made significant progress in expanding our development opportunities, we maintain a strong focus on our current core operating assets in Macau. Our world-class water-based extravaganza, The House of Dancing Water, continued its overwhelming success in the past year and, since its debut in September 2010, has entertained nearly two million spectators. We have also proudly presented numerous entertainment performances, including the cabaret experience Taboo and Greater China’s first exclusive performance of Korean pop sensation PSY.

Looking ahead, we are buoyant about the outlook of Macau, seeing the strong progress in terms of immigration policy and transportation infrastructure in Macau and the surrounding region. The construction of the Macau Light Rail system, the Macau-Zhuhai-Hong Kong Bridge and the upcoming opening of the Taipa Ferry Terminal continue to progress, which will meaningfully improve visitors’ experience through more convenient and efficient access to Macau. The growing number of visitors from provinces farther afield than Guangdong and the impressive expansion of Hengqin Island will also increase visitation to Macau. Our development pipeline, including Studio City and our expansion plan of City of Dreams, to be completed during the next few years, are expected to participate in, and contribute to, the long-term sustainable growth of Macau as it becomes a leading leisure and tourism destination in Asia.

Lastly, we would like to thank our Board of Directors, shareholders, employees and business associates for their continuous support. We strive to exercise strong leadership, deliver excellence in execution and innovative creativity across all of our businesses, in order to bring a world-class experience to our customers and, ultimately, to generate long-term value to our shareholders and our community.

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Officer

Annual Report 2012 Melco Crown Entertainment Limited 9

Business Overview

We are a developer, owner and, through our subsidiary Melco Crown Macau, operator of casino gaming and entertainment resort facilities in Macau.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. The Company is also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes — Five Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons from throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2012, Macau generated approximately US$38.0 billion of gaming revenues, according to the DICJ, representing a 13.5% increase from that generated in 2011. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In the Philippines, a subsidiary of MCP has been cooperating with SM Group’s Belle Corporation to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

CITY OF DREAMS

10 Melco Crown Entertainment Limited Annual Report 2012

Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Hong Kong Stock Exchange in December 2011.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams targets the premium mass gaming market and rolling chip players from regional markets across Asia. As of December 31, 2012, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 450 gaming tables and approximately 1,400 gaming machines.

The Crown Towers hotel, a Forbes Five-Star Hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features the internationally acclaimed and award winning “The House of Dancing Water” show.

Hard Rock

Café

Annual Report 2012 Melco Crown Entertainment Limited 11

Our Company continues to evaluate the next phase of our development plan at City of Dreams. Subject to government approvals, we currently expect the next phase of development to include a luxury hotel.

Altira Macau

Altira Macau opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2012, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 170 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

ALTIRA MACAU

ALTIRA

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its continuous Forbes Five-star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 200 guest rooms, including suites and villas, and features in-room entertainment and communication facilities. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Altira Macau offers a luxurious level of accommodations and facilities. Altira Hotel was awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) in 2010, 2011 and 2012. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in the TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

Mocha Clubs

Mocha Clubs first opened in September 2003 and has grown to ten Mocha Clubs, with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. As of December 31, 2012, Mocha Clubs had 1,993 gaming machines in operation, which represented 12.0% of the total machine installation in the market, according to DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

Annual Report 2012 Melco Crown Entertainment Limited 13

Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. We may open additional Mocha Clubs at locations that satisfy the criteria set forth in the applicable regulatory requirements.

In addition to slot machines, each Mocha Club site offers electronic tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Studio City

We are currently developing Studio City, a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open around mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, and strong Asian focus.

The Studio City’s site is on a plot of land of 130,789 square meters (approximately 1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. The location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage, in our view.

Studio City has an approved gross construction area of 707,078 square meters, approximately 7.6 million square feet. We currently estimate on a preliminary basis that the design and construction cost for Studio City will be approximately US$2.04 billion.

The Company successfully raised US$825 million under our Studio City Notes offering and signed the facilities agreement with the lead arranging banks in relation to US$1.4 billion Studio City senior secured facilities, both of which were achieved without a corporate guarantee from the Company. Together with full contribution of committed shareholder equity, these financings, upon full drawdown, are expected to deliver a fully funded project at the Studio City level. This funding approach, together with a fixed price, lump-sum, contracting strategy provides Melco Crown Entertainment with greater certainty regarding cost and timetable.

On July 25, 2012, an amendment to the Studio City land concession contract, entered into between the Macau SAR and Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of our Company (“Land Concession Contract”) was published in the Macau Official Gazette. In accordance with the Land Concession Contract, which was originally published in the Macau Official Gazette on October 17, 2001, Studio City Developments will lease the Studio City land for 25 years from such date with the right to successively renew the Land Concession Contract for additional periods, subject to applicable legislation.

Philippines Project

We have recently entered in to a cooperation agreement, through our wholly-owned subsidiary, with the Philippine Parties in relation to the development of the Philippines Project. Once completed, the Philippines Project is expected to be one of the Philippines’ leading integrated tourism resorts in Entertainment City at the time of its planned opening in mid-2014. It is located on an approximately 6.2-hectare site in Entertainment City , Manila, close to Metro Manila’s international airport and central business districts.

14 Melco Crown Entertainment Limited Annual Report 2012

Upon completion and subject to final property design, the Philippines Project is expected to have approximately 20,100 square metres of aggregate gaming space and total gross floor area of approximately 300,100 square metres. The resort is expected to have approximately 1,451 slot machines and 242 gaming tables, six hotel towers with approximately 967 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, five specialty restaurants along with a number of bars and a multi-level car park. The project is also expected to feature three separate entertainment venues, including a Family Entertainment Center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure, which will be accented with creative external lighting and is expected to become a centerpiece attraction of the project.

Construction on the Philippines Project commenced in March 2010, with general piling work, building shells, building services and primary distribution installation of the main building completed in October 2012. As of this date, construction has commenced on the connecting structure, including piling works, and the Company expects construction on the connecting structure to be completed by mid-2014.

Melco Crown Philippines

Raquel Santos

Mr. Clarence Chung

Mr. Willy Ocier

Corporate Citizenship and Responsible Gaming

Melco Crown Entertainment’s corporate social responsibility strategy is to focus on the social issues in Macau and to be a long-term partner with local charity organizations to facilitate solutions through innovative programs and support, youth, education, women, culture, environment and responsible gaming are the key focus areas in addition to philanthropic support of various charity causes.

Development of people, especially local Macau employees, is a key contribution to the long-term sustainability of Macau, where labor issues are at the forefront. Melco Crown Entertainment’s Learning Academy, the first in-house learning facility in Macau, was launched in 2009 and through its “whole person” development approach, provides a wide variety of courses in management, finance, marketing and lifestyle courses. Its “50/2010 Action”, a commitment to have over 50% of its management positions to be held by local Macau people by the end of 2010, surpassed its goal from its inception in 2008. Melco Crown Entertainment has also enabled high school diplomas through a creative approach in partnership with the Department of Education, a first of its kind program created to support one of the key initiatives of the Macau government to encourage high school graduates.

As a socially-responsible company, Melco Crown Entertainment endeavors to be environmentally-responsible. In recognition of our Company’s effort in environmental protection and leadership in deploying environmental-friendly facilities and equipment in our operations, City of Dreams was the first-ever facility in Macau to attain Indoor Environmental Quality Certification, and at the same time, the three hotels in City of Dreams, namely Crown Towers, Hard Rock Hotel and Grand Hyatt Macau, were honored with the “2010 Macao Green Hotel Award” in June 2011.

Responsible Gaming is also a core program in which all employees receive training as part of social responsibility development, and Melco Crown Entertainment works closely with the Macau government and professional counseling services to promote responsible gaming practices to our employees, our customers and the public.

16 Melco Crown Entertainment Limited Annual Report 2012

Member companies

Melco Crown Entertainment

CITY OF DREAMS

STUDIO CITY

Mocha

AWARD EXHIBITION AREA

MACAO

Melco Crown Entertainment

Melco Crown Entertainment Scholarship Awarding Ceremony

2011

Responsible Gambling 2011

2011

Responsible Gambling 2011

2011

Responsible Gambling 2011

2011

Responsible Gambling 2011

Management Discussion and Analysis

Summary of Financial Results

For the year ended December 31, 2012, our total net revenues were US$4.08 billion, an increase of 6.5% from US$3.83 billion of net revenues for the year ended December 31, 2011. Net income attributable to our Company for the year ended December 31, 2012 was US$417.2 million, as compared to a net income of US$294.7 million for the year ended December 31, 2011. The increase in total net revenues was primarily driven by substantially improved mass market table games volumes and blended hold percentages, as well as increased volumes in the gaming machines operations, partially offset by lower group-wide rolling chip volumes.

Year Ended December 31,

2012

2011

2010

(in thousands of US$)

Net revenues

$4,078,013

$3,830,847

$2,641,976

Total operating costs and expenses

(3,570,921)

(3,385,737)

(2,549,464)

Operating income

507,092

445,110

92,512

Net income (loss) attributable to Melco Crown Entertainment

$417,203

$294,656

$(10,525)

Our results of operations for the years presented are not fully comparable for the following reasons:

• On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City.

• On November 26, 2012, Studio City Finance issued the Studio City Notes.

• On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP.

18 Melco Crown Entertainment Limited Annual Report 2012

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of PRC central and Macau local governments to improve and develop infrastructure both within, and connecting to, Macau;

The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of PRC central and Macau local governments;

The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

PSY

GANGNAM STYLE LIVE

MACAU 2012

Dita Von Teese

TABOO

CITY OF DREAMS

Our relationships with gaming promoters, which contribute a significant portion of our casino revenues expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2012, 2011 and 2010, approximately 53.4%, 61.0% and 62.3% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2012, our top five customers and the largest customer were gaming promoters and accounted for approximately 21.4% and 6.1% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history.

Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$308.6 million, US$321.6 million and US$222.4 million for the years ended December 31, 2012, 2011 and 2010, respectively;

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of December 31, 2012 and 2011, approximately 67% and 57%, respectively, of our total debt was based on fixed rates. The increase was primarily due to the issuance of Studio City Notes in November 2012. Based on December 31, 2012 and 2011 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$10.5 million and US$8.9 million, respectively; and

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau

20 Melco Crown Entertainment Limited Annual Report 2012

and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2010 Senior Notes, 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a significant portion of our assets and liabilities denominated in Renminbi, as a result of our RMB Bonds and the associated restricted cash balances. The costs incurred with servicing and repaying such debt will be denominated in Renminbi.

Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as at December 31, 2012, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2012 and 2011. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness and foreign currency exposure as of December 31, 2012.

Major currencies in which our cash and cash equivalents and restricted cash held as at December 31, 2012 are U.S. dollars, H.K. dollars, Renminbi, New Taiwan dollars, Philippine Peso and Patacas. Based on the balances of cash and cash equivalents and restricted cash balances (excluding restricted cash balances from the RMB2.3 billion in proceeds from the RMB Bonds, for which currency fluctuations will be offset by the associated currency fluctuations of RMB Bonds) as of December 31, 2012 and 2011, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$18.3 million and US$11.3 million for the years ended December 31, 2012 and 2011, respectively.

Based on the balances of long-term debt denominated in currencies other than U.S. dollars and restricted cash from the RMB2.3 billion in proceeds from the RMB Bonds as of December 31, 2012 and 2011, an assumed 1% change in the exchange rates between H.K. dollars or Renminbi against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.7 million for both years ended December 31, 2012 and 2011.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Annual Report 2012 Melco Crown Entertainment Limited 21

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

Rolling chip win rate: rolling chip table games win as a percentage of rolling chip volume.

Mass market table games drop: the amount of table games drop in the mass market table games segment.

Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

Gaming machine handle (volume): the total amount wagered in gaming machines.

Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected mass market table games hold percentage is in the range of 25% to 30%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine win rate is in the range of 4% to 6%.

We use the following KPIs to evaluate our hotel operations:

Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

Occupancy rate: the average percentage of available hotel rooms occupied during a period.

Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our total net revenues for the year ended December 31, 2012 were US$4.08 billion, an increase of US$0.25 billion, or 6.5%, from US$3.83 billion for the year ended December 31, 2011. The increase in total net revenues was primarily driven by substantially improved mass market table games volumes and blended hold percentages, as well as increased volumes in the gaming machines operations, partially offset by lower group-wide rolling chip volumes.

Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2012 were US$3.93 billion, representing a US$0.25 billion, or 6.9%, increase from casino revenues of US$3.68 billion for the year ended December 31, 2011, primarily due to an increase in casino revenues at City of Dreams of US$439.3 million, or 18.6%, which was partially offset by a decrease in casino revenues at Altira Macau of US$207.3 million, or 17.9%. This increase was primarily attributable to a substantial growth in the mass market table games segment, particularly at City of Dreams, driven by improvements in both the mass market table games hold percentage together with increased mass market table games drop. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Annual Report 2012 Melco Crown Entertainment Limited 23

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2012 was US$44.0 billion, representing a decrease of US$7.2 billion, or 14.1%, from US$51.2 billion for the year ended December 31, 2011. Altira Macau’s rolling chip volumes were impacted by the recent slow-down in the market-wide rolling chip segment as well as various group-wide table efficiency initiatives which, among other things, resulted in a reduction in the number of rolling chip gaming tables in operation at Altira Macau for the year ended December 31, 2012 when compared to 2011. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2012, within our expected level of 2.7% to 3.0%, and decreased from 3.03% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$601.4 million for the year ended December 31, 2012, representing an increase of 3.4% from US$581.8 million for the year ended December 31, 2011. The mass market table games hold percentage was 16.7% for the year ended December 31, 2012, within our expected range for that year of 15.0% to 17.0% and represented a slight increase from 16.6% for the year ended December 31, 2011.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2012 of US$81.3 billion represented an increase of US$2.5 billion, or 3.2%, from US$78.8 billion for the year ended December 31, 2011. Rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2012, which is within our expected range of 2.7% to 3.0%, and slightly improved from 2.89% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$3.59 billion for the year ended December 31, 2012 which represented an increase of US$0.65 billion, or 22.0%, from US$2.94 billion for the year ended December 31, 2011. The increase in mass market table games drop was positively impacted by an increase in casino visitation and improvements in casino marketing initiatives, together with the overall market growth in the mass market table games segment. The mass market table games hold percentage was 29.1% in the year ended December 31, 2012, which is within our expected range for that year of 25.0% to 31.0% and demonstrated a significant increase from 24.4% for the year ended December 31, 2011. Average net win per gaming machine per day was US$313 for the year ended December 31, 2012, an increase of US$45, or 16.8%, from US$268 for the year ended December 31, 2011.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2012 was US$186, a decrease of approximately US$31, or 14.3%, from US$217 for the year ended December 31, 2011. The average net win per gaming machine was impacted by the addition of over 500 gaming machines as a result of the opening of two new Mocha Clubs venues in late 2011 and early 2012. The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 for the year ended December 31, 2012, compared to approximately 1,700 in 2011.

Rooms. Room revenues for the year ended December 31, 2012 were US$118.1 million, representing a US$15.1 million, or 14.6%, increase from room revenues of US$103.0 million for the year ended December 31, 2011 primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$221, 98% and US$216, respectively, for the year ended December 31, 2012, as compared to US$196, 98% and US$191, respectively, for the year ended December 31, 2011. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$185, 93% and US$171, respectively for the year ended December 31, 2012, as compared to US$172, 91% and US$156, respectively, for the year ended December 31, 2011.

24 Melco Crown Entertainment Limited Annual Report 2012

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of approximately US$90.8 million. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of approximately US$86.2 million. The increase of US$15.5 million in food, beverage and other revenues from the year ended December 31, 2011 to the year ended December 31, 2012 was primarily due to higher business volumes associated with an increase in visitation during the year as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$3.57 billion for the year ended December 31, 2012, representing an increase of US$185.2 million, or 5.5%, from US$3.39 billion for the year ended December 31, 2011. The increase was primarily due to an increase in operating costs at City of Dreams which were in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with Studio City after our acquisition of a 60% interest in Studio City, including amortization of land use rights and pre-opening costs.

Casino. Casino expenses increased by US$135.8 million, or 5.0%, to US$2.83 billion for the year ended December 31, 2012 from US$2.70 billion for the year ended December 31, 2011 primarily due to additional gaming tax and other levies and commission expenses of US$78.6 million as well as other operating costs, such as payroll and promotional expenses of US$57.2 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 19.5% to US$14.7 million for the year ended December 31, 2012 from US$18.2 million for the year ended December 31, 2011, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$90.3 million and US$92.6 million for the years ended December 31, 2012 and 2011, respectively.

General and administrative. General and administrative expenses increased by US$6.8 million, or 3.1%, to US$227.0 million for the year ended December 31, 2012 from US$220.2 million for the year ended December 31, 2011, primarily due to an increase in payroll expenses, utilities costs as well as repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$5.8 million for the year ended December 31, 2012 as compared to US$2.7 million for the year ended December 31, 2011. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with the Studio City after MCE’s acquisition of a 60% interest in SCI on July 27, 2011, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic during 2012, while the pre-opening costs for the year ended December 31, 2011 related to the opening of Club Cubic at City of Dreams in April 2011.

26 Melco Crown Entertainment Limited Annual Report 2012

Development costs. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012, a company whose shares are listed on the PSE, and a totaling US$5.4 million of professional and consultancy fee for the Philippines Project as well as corporate business development. Development costs for the year ended December 31, 2011 associated with the acquisition of a 60% equity interest in Studio City.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2012 and 2011.

Amortization of land use rights. Amortization of land use rights expenses increased by US$25.5 million, or 74.2%, to US$59.9 million for the year ended December 31, 2012 from US$34.4 million for the year ended December 31, 2011, primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses increased by US$2.2 million, or 0.9%, to US$261.4 million for the year ended December 31, 2012 from US$259.2 million for the year ended December 31, 2011, mainly due to depreciation of assets progressively added to City of Dreams since the third quarter of 2011 as well as depreciation of the newly acquired aircraft since July 2012, offset in part by fully depreciated assets at City of Dreams during the year ended December 31, 2012.

Property charges and others. Property charges and others generally include costs related to the remodeling and branding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which primarily included a write-off of US$4.4 million for the excess payments in relation to a service contract at City of Dreams and US$2.4 million costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses as well as other non-operating income, net.

Interest income was US$11.0 million for the year ended December 31, 2012, as compared to US$4.1 million for the year ended December 31, 2011. The significant increase is primarily driven by effective cash management and improvements in our operating cash flows as a result of the improvements in operating performance during 2012.

Annual Report 2012 Melco Crown Entertainment Limited 27

Interest expenses were US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012, compared to US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011. The decrease in net interest expenses (net of capitalization) of US$4.2 million was resulted from higher interest capitalization of US$7.2 million associated with the Studio City construction and development projects which resumed after our acquisition of 60% interest in SCI on July 27, 2011, together with decrease in interest charges of US$9.7 million and US$5.2 million, associated with the expiration of interest rate swaps agreements throughout the year, as well as a lower interest rate margin and lower outstanding balance on our 2011 Credit Facilities as a result of a repayment made during the year ended December 31, 2011, offset in part by a higher interest expenses of US$8.8 million due to a full year of interest charges incurred on the RMB Bonds and the Deposit-Linked Loan issued in May 2011 and US$5.8 million interest expenses for the Studio City Notes issued in November 2012.

Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. Other finance costs for the year ended December 31, 2011 of US$15.6 million included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. The decrease in amortization of deferred financing costs was primarily due to lower deferred costs incurred with the amendment of our City of Dreams Project Facility on June 30, 2011 as the 2011 Credit Facilities, which were offset in part by the recognition of a full year of amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2012.

The reclassification of US$4.3 million related to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statement of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011. There was no such reclassification for the year ended December 31, 2012.

28 Melco Crown Entertainment Limited Annual Report 2012

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2012 were primarily attributable to a consent solicitation fee related to the 2010 Senior Notes in October 2012. There were no costs associated with debt modification for the year ended December 31, 2011.

See “LIQUIDITY AND CAPITAL RESOURCES - Indebtedness” below for more information regarding the cash tender and consent solicitation in respect of the 2010 Senior Notes.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our shares on the Stock Exchange in December 2011. There was no listing expenses incurred for the year ended December 31, 2012.

Income tax credit

The effective tax rate for the year ended December 31, 2012 was a negative rate of 0.7%, as compared to a negative rate of 0.6% for the year ended December 31, 2011. Such rates for the years ended December 31, 2012 and 2011 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2012 and 2011, with the effect of a tax holiday of US$88.5 million and US$69.7 million on the net income of our Macau gaming operations during the years ended December 31, 2012 and 2011, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$18.5 million for the year ended December 31, 2012, compared to US$5.8 million for the year ended December 31, 2011, was primarily due to the share of New Cotai Holdings, which owns a 40% interest in SCI, in expenses of the Studio City project, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011. The year-over-year increase was primarily attributable to interest expenses relating to the Studio City Notes incurred during the fourth quarter of 2012.

Annual Report 2012 Melco Crown Entertainment Limited 29

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$417.2 million for the year ended December 31, 2012, compared to US$294.7 million for the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our total net revenues for the year ended December 31, 2011 were US$3.83 billion, an increase of US$1.19 billion, or 45.0%, from US$2.64 billion for the year ended December 31, 2010. The increase in total net revenues was primarily driven by the significant improvements in operating performance at City of Dreams and Altira Macau, as well as contributions from The House of Dancing Water.

Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2010 comprised of US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2011 were US$3.68 billion, representing a US$1.13 billion, or 44.3%, increase from casino revenues of US$2.55 billion for the year ended December 31, 2010, primarily due to an increase in casino revenues at City of Dreams of US$794.0 million, or 50.8%, and at Altira Macau of US$313.6 million, or 37.0%. This increase was primarily driven by increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2011 was US$51.2 billion, representing an increase of US$10.9 billion, or 27.1%, from US$40.3 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 3.03% for the year ended December 31, 2011, slightly higher than our expected level of 2.7% to 3.0%, and an increase from 2.91% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$581.8 million for the year ended December 31, 2011, representing an increase of 54.3% from US$377.1 million for the year ended December 31, 2010. The mass market table games hold percentage was 16.6% for the year ended December 31, 2011, within our expected range for that year of 16.0% to 20.0% and a slight increase from 16.2% for the year ended December 31, 2010.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2011 of US$78.8 billion represented an increase of US$27.1 billion, or 52.4%, from US$51.7 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2011, which is within our expected range of 2.7% to 3.0%, and a slight decrease from 2.92% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$2.94 billion for the year ended December 31, 2011 which represented an increase of US$0.88 billion, or 42.7%, from US$2.06 billion for the year ended December 31, 2010. The mass market table games hold percentage was 24.4% in the year ended December 31, 2011, which is within our expected range for that year of 21.0% to 26.0% and increased from 21.5% for the year ended December 31, 2010. Average net win per gaming machine per day was US$268 for the year ended December 31, 2011, an increase of US$49, or 22.4%, from US$219 for the year ended December 31, 2010.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2011 was US$217, an increase of approximately US$25, or 13.0%, from US$192 for the year ended December 31, 2010.

Rooms. Room revenues for the year ended December 31, 2011 were US$103.0 million, representing a US$19.3 million, or 23.0%, increase from room revenues of US$83.7 million for the year ended December 31, 2010 primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$196, 98% and US$191, respectively, for the year ended December 31, 2011, as compared to US$166, 94% and US$156, respectively, for the year ended December 31, 2010. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$172, 91% and US$156, respectively for the year ended December 31, 2011, as compared to US$157, 80% and US$126, respectively, for the year ended December 31, 2010.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of approximately US$86.2 million. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. The increase of US$58.6 million in food, beverage and other revenues from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to an increase in visitation and the positive impact of a full- year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Annual Report 2012 Melco Crown Entertainment Limited 31

Operating costs and expenses

Total operating costs and expenses were US$3.39 billion for the year ended December 31, 2011, representing an increase of US$836.3 million, or 32.8%, from US$2.55 billion for the year ended December 31, 2010. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau, which is in line with increased gaming volume and the associated increase in revenues, as well as the increase in operating costs associated with increased visitation and the full-year operation of The House of Dancing Water since its opening in September 2010.

Casino. Casino expenses increased by US$750.0 million, or 38.5%, to US$2.70 billion for the year ended December 31, 2011 from US$1.95 billion for the year ended December 31, 2010 primarily due to additional gaming tax and other levies and commission expenses of US$586.6 million and US$100.3 million, respectively, as a result of increased casino revenues, as well as other operating costs, such as payroll and utility expenses of US$63.0 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 13.1% to US$18.2 million for the year ended December 31, 2011 from US$16.1 million for the year ended December 31, 2010, primarily due to an increase in occupancy rates as a result of increased visitation.

Food, beverage and others. Food, beverage and others expenses increased by US$39.9 million, or 75.8%, to US$92.6 million for the year ended December 31, 2011 from US$52.7 million for the year ended December 31, 2010, primarily driven by increased visitation to our properties and particularly, The House of Dancing Water, which opened in September 2010.

General and administrative. General and administrative expenses increased by US$20.4 million, or 10.2%, to US$220.2 million for the year ended December 31, 2011 from US$199.8 million for the year ended December 31, 2010, primarily due to an increase in payroll expenses, utilities and transportation costs, which resulted from improved operating performance at City of Dreams and Altira Macau.

Pre-opening costs. Pre-opening costs were US$2.7 million for the year ended December 31, 2011 as compared to US$18.6 million for the year ended December 31, 2010. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2011 related to the opening of Club Cubic at City of Dreams in April 2011 and the pre-opening costs for the year ended December 31, 2010 related primarily to the opening of The House of Dancing Water in September 2010.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2011 and 2010.

Amortization of land use rights. Amortization of land use rights expenses increased by US$14.9 million, or 76.2%, to US$34.4 million for the year ended December 31, 2011 from US$19.5 million for the year ended December 31, 2010, primarily due to the inclusion of amortization of land use rights expenses associated with Studio City.

32 Melco Crown Entertainment Limited Annual Report 2012

Depreciation and amortization. Depreciation and amortization expenses increased by US$22.9 million, or 9.7%, to US$259.2 million for the year ended December 31, 2011 from US$236.3 million for the year ended December 31, 2010, primarily due to depreciation of assets placed into service associated with a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Property charges and others. Property charges and others for the year ended December 31, 2011 were US$1.0 million, which related to a donation made to support the relief efforts for the Japan earthquake in 2011.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses as well as other non-operating income, net.

Interest income was US$4.1 million for the year ended December 31, 2011, as compared to US$0.4 million for the year ended December 31, 2010, primarily driven by increase in cash balances as a result of improvements in our operating cash flows.

Interest expenses were US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011, compared to US$93.4 million, net of capitalized interest of US$11.8 million for the year ended December 31, 2010. The increase in net interest expenses (net of capitalization) of US$20.4 million was primarily due to US$23.4 million of higher interest expenses associated with the issuance of the 2010 Senior Notes in May 2010 as a full-year of fixed interest was recognized for the year ended December 31, 2011, an increase of US$14.9 million for interest charges on the RMB Bonds and the Deposit-Linked Loan issued in May 2011, together with a decrease in capitalized interest of US$8.6 million as such charges were not eligible for capitalization following the opening of The House of Dancing Water in September 2010, offset in part by a decrease of US$26.9 million of interest charges on the City of Dreams Project Facility, net of interest on interest rate swap agreements, primarily due to a lower outstanding balance as a result of repayments made in accordance to the amortization schedule.

Other finance costs for the year ended December 31, 2011 of US$15.6 million, included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs and a credit amount of US$3.8 million of loan commitment fees related to the City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of the City of Dreams Project Facility in May 2010, which included a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility granted under the City of Dreams Project Facility. There were no costs associated with debt modification for the year ended December 31, 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2010.

The reclassification of US$4.3 million relating to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statements of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our Shares on the Stock Exchange in December 2011.

34 Melco Crown Entertainment Limited Annual Report 2012

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2011 was a negative rate of 0.6%, as compared to a negative rate of 9.6% for the year ended December 31, 2010. Such rates for the years ended December 31, 2011 and 2010 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2011 and 2010, with the effect of a tax holiday of US$69.7 million and US$28.1 million on the net income of our Macau gaming operations during the years ended December 31, 2011 and 2010, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$5.8 million for the year ended December 31, 2011 was primarily due to the share of the Studio City expenses by New Cotai Holdings, LLC, which owns a 40% interest in SCI, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011.

Net income (loss) attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$294.7 million for the year ended December 31, 2011, compared to a net loss of US$10.5 million for the year ended December 31, 2010.

Annual Report 2012 Melco Crown Entertainment Limited 35

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, Corporate and Others expenses, and other non-operating income and expenses, or Adjusted property EBITDA, were US$995.8 million, US$880.9 million and US$489.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012, US$246.3 million, US$594.4 million and US$40.5 million, respectively, for the year ended December 31, 2011 and US$133.7 million, US$326.3 million and US$29.8 million, respectively, for the year ended December 31, 2010. Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses, or Adjusted EBITDA, were US$920.2 million, US$809.4 million and US$430.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this annual report may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this annual report, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2012, we held unrestricted and restricted cash and cash equivalents of approximately US$1,709.2 million and US$1,414.7 million, respectively, and HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. The restricted cash related to our RMB Bonds proceeds of RMB2.3 billion (approximately US$367.6 million) and Studio City cash and cash equivalents of US$1,047.0 million. The RMB Bonds proceeds of RMB2.3 billion (approximately US$367.6 million) was deposited into a bank account for securing the Deposit-Linked Loan. The Studio City cash and cash equivalents of US$1,047.0 million comprised of net proceeds from offering of Studio City Notes and the unspent cash from the capital injection for the Studio City project from the Company and SCI minority shareholder in accordance with our shareholder agreement, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms. See note 11 to the consolidated financial statements included elsewhere in this annual report for more information.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans for a period of 12 months following the date of this annual report. We have significant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Annual Report 2012 Melco Crown Entertainment Limited 37

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,		
	2012	2011	2010
	(in thousands of US$)		
Net cash provided by operating activities	$950,233	$744,660	$401,955
Net cash used in investing activities	(1,335,718)	(585,388)	(190,310)
Net cash provided by financing activities	934,735	557,910	17,680
Effect of foreign exchange on cash and cash equivalents	1,935	(1,081)	—
Net increase in cash and cash equivalents	551,185	716,101	229,325
Cash and cash equivalents at beginning of year	1,158,024	441,923	212,598
Cash and cash equivalents at end of year	$1,709,209	$1,158,024	$441,923

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, slot machine play, food and beverage, and entertainment, conducted primarily on a cash basis.

Net cash provided by operating activities was US$950.2 million for the year ended December 31, 2012, compared to US$744.7 million for the year ended December 31, 2011. The increase in net cash provided in operating activities was mainly attributable to increased gaming volume and associated increase in revenues as described in the foregoing section. Net cash provided by operating activities was US$744.7 million for the year ended December 31, 2011, compared to US$402.0 million for the year ended December 31, 2010. The increase in net cash provided in operating activities was mainly attributable to significant improvement in casino revenues, as well as a full year of operation of The House of Dancing Water, which opened in September 2010.

Investing Activities

Net cash used in investing activities was US$1,335.7 million for the year ended December 31, 2012, compared to US$585.4 million for the year ended December 31, 2011, primarily due to an increase in restricted cash of US$1,047.0 million, capital expenditure payment of US$220.5 million as well as the land use rights payments of US$53.8 million.

For the year ended December 31, 2012, there was a net increase of US$1,047.0 million in the amount of restricted cash, primarily due to the deposit of net proceeds from the issuance of Studio City Notes of US$812.0 million and unspent cash from the capital injection for the Studio City project from the Company and our SCI minority shareholder, of US$235.0 million, both of which are restricted for Studio City's construction cost payment only in accordance with Studio City Notes and Studio City Project Facility terms. We also paid US$2.8 million for the acquisition of a majority interest in the issued share capital of MCP (net of cash and cash equivalents acquired of US$27.9 million) and US$2.5 million for the transaction costs for acquisition of Studio City in July 2011 during the year ended December 31, 2012.

38 Melco Crown Entertainment Limited **Annual Report 2012**

Our total capital expenditure payments for the year ended December 31, 2012 were US$220.5 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City as well as an aircraft acquired for primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. We also paid US$35.4 million and US$16.0 million for the scheduled installment of Studio City's and City of Dreams' land premium payment, respectively, during the year ended December 31, 2012.

Net cash used in investing activities was US$585.4 million for the year ended December 31, 2011, compared to US$190.3 million for the year ended December 31, 2010, primarily due to an increase in restricted cash and a payment of US$290.0 million for the acquisition of a 60% equity interest in SCI (net of cash and cash equivalents acquired of US$35.8 million), offset in part by a reduction in payments for construction and development activities relating to The House of Dancing Water.

For the year ended December 31, 2011, there was a net increase of US$186.0 million in the amount of restricted cash, primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the Deposit-Linked Loan, offset in part by settlement of US$10.3 million of City of Dreams project costs, settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$23.3 million to unrestricted cash after the completion of amendment of the City of Dreams Project Facility on June 30, 2011.

Our total capital expenditure payments for the year ended December 31, 2011 were US$90.3 million. We also paid US$15.3 million for the scheduled installment of City of Dreams' land premium payment during the year ended December 31, 2011.

We expect to incur significant capital expenditures for Studio City and the Philippines Project in the future. We also continue to evaluate the next phase of our development plan at City of Dreams.

The following table sets forth our capital expenditures by segment for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,		
	2012	2011	2010
	(in thousands of US$)		
Mocha Clubs	$5,951	$23,558	$13,140
Altira Macau	7,105	6,662	7,784
City of Dreams	99,416	39,774	94,279
Studio City	115,385	713,253	—
Corporate and Others	56,141	2,387	4,457
Total capital expenditures	$283,998	$785,634	$119,660

Our capital expenditures for the year ended December 31, 2012 decreased sharply primarily due to the acquisition of Studio City completed during the year ended December 31, 2011, partially offset with the acquisition of the aircraft and continuous development of City of Dreams and Studio City during the year ended December 31, 2012.

Annual Report 2012 Melco Crown Entertainment Limited 39

Financing Activities

Net cash provided by financing activities amounted to US$934.7 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of Studio City Notes totaling US$825.0 million in November 2012, the proceeds from the drawndown of Aircraft Term Loan totaling US$43.0 million in June 2012, capital injection of US$140.0 million from SCI minority shareholder in accordance with our shareholder agreement and proceeds from the exercise of share options totaling US$3.6 million. These were offset in part by the payment of debt issuance costs of US$30.3 million, primarily associated with Studio City Notes and consent solicitation fee for the 2010 Senior Notes, the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million and prepaid debt issuance costs of US$18.8 million associated with Studio City Project Facility as well as repayment of the Aircraft Term Loan of US$2.8 million.

Net cash provided by financing activities amounted to US$557.9 million for the year ended December 31, 2011, primarily from the proceeds of the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan totaling US$706.6 million in May 2011 and proceeds from the exercise of share options totaling US$4.6 million, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$36.1 million.

Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily due to proceeds from the issuance of the 2010 Senior Notes amounting to US$592.0 million, offset in part by the repayment of long-term debt of US$551.4 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the 2010 Senior Notes of US$22.9 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2012:

As of December 31, 2012

(in thousands of US$)

2011 Credit Facilities $1,014,729

Studio City Notes 825,000

2010 Senior Notes, net(1) 593,967

RMB Bonds 367,645

Deposit-Linked Loan 353,278

Aircraft Term Loan 40,245

$3,194,864

Note:

(1) Net of unamortized issue discount.

40 Melco Crown Entertainment Limited Annual Report 2012

Major changes in our indebtedness during the year ended and subsequent to December 31, 2012 are summarized below.

In May 2012, we entered into a RMB forward exchange rate contract for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure which was expired in November 2012. During the year ended December 31, 2012, all outstanding interest rate swap agreements in connection with our City of Dreams Project Facility, expired.

In June 2012, our indirect wholly-owned subsidiary entered into a term loan credit facility for US$43.0 million, with an interest rate based on LIBOR plus a margin of 2.80% per annum and maturity date of June 27, 2019, to finance part of the acquisition of an aircraft. As of December 31, 2012, the Aircraft Term Loan facility has been fully drawn down.

On November 26, 2012, our subsidiary, Studio City Finance, issued US$825.0 million aggregate principal amount of 8.50% Studio City Notes due 2020, which were priced at par and listed on the Official List of the SGX-ST. The net proceeds were used to fund the Studio City project.

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. On March 28, 2013, we redeemed all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes were cancelled in late March 2013. No 2010 Senior Notes are currently outstanding. A portion of the proceeds from the 2013 Senior Notes offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, the Company had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant consent, which was capitalized as deferred financing cost.

On January 28, 2013, our subsidiary, Studio City Company Limited, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date of the Studio City project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Company Limited and its subsidiaries.

On February 7, 2013, our subsidiary, MCE Finance, issued US$1.0 billion aggregate principal amount of 2013 Senior Notes with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Official List of the SGX-ST. The net proceeds were used to repurchase the 2010 Senior Notes in full and partially fund the redemption of the RMB Bonds.

In March 2013, we repaid in full the Deposit-Linked Loan with accrued interest and redeemed, in full, the RMB Bonds following which, the RMB Bonds were cancelled. No RMB Bonds are currently outstanding. The redemption was partly funded by the proceeds from the offering of 2013 Senior Notes.

In late March 2013, we prepaid the drawn revolving credit facility under the 2011 Credit Facilities of HK$1.7 billion (equivalent to approximately US$212.5 million) in full.

Annual Report 2012 Melco Crown Entertainment Limited 41

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Finance, MCE Cotai Investments Limited (“MCE Cotai”) or certain of its subsidiaries held by us and/or Melco and Crown or MCE Cotai (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facility in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or the steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes and 2013 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event (as referred to in the aforementioned paragraph) under the Studio City Notes or 2013 Senior Notes will trigger the requirement for us to offer to repurchase the Studio City Notes or 2013 Senior Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such Notes to the date of repurchase.

For further details of the above indebtedness, please refer to note 11 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City, the Philippines Project and potentially the next phase of City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We currently estimate the construction cost for Studio City will be approximately US$2.0 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development

42 Melco Crown Entertainment Limited Annual Report 2012

plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of December 31, 2012, we had incurred approximately US$139.8 million (excluding the cost of land) for the development of Studio City since our acquisition of a 60% equity interest in SCI, primarily for site preparation costs and design and consultation fees.

For the purpose of financing the Studio City project, we successfully offered the US$825.0 million Studio City Notes and obtained the HK$10.9 billion Studio City Project Facility, in November 2012 and January 2013, respectively. During the year ended December 31, 2012, MCE and SCI minority shareholder contributed US$350.0 million to the Studio City project in accordance with the shareholder agreement.

On October 25, 2012, an indirect subsidiary of our Company, MCE Leisure Philippines, entered into a cooperation agreement for the Philippines Project. On December 19, 2012, our Company, through each of MCE Philippines Investments and MCE Investments No.2, completed the acquisition of a majority interest in the issued and outstanding share capital of MCP.

MCP’s net contribution towards the project up to the time of opening is estimated to be approximately US$620 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. We are considering different alternatives to finance the project, including but not limited to debt and equity financing. On March 20, 2013, the board of directors of MCP approved a plan to raise additional capital of up to US$400 million through an equity offering including an over-allotment option.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a luxury hotel.

The development of the Philippines Project and the next phase of City of Dreams are subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2012, we had capital commitments contracted for, but not provided, totaling US$743.3 million mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 19 to the consolidated financial statements included in this annual report.

As of December 31, 2012 and 2011, our gearing ratios (total debts divided by total assets) were 40.2% and 37.1%, respectively. Our gearing ratio increased as of December 31, 2012, primarily as a result of increased indebtedness from the issuance of Studio City Notes, offset by the increased cash and cash equivalents due to the growth of our business.

As of the date of this annual report, our deposit account in Taiwan is presented as restricted cash given the fund is frozen pursuant to an investigation by Taiwanese authorities. The account had a balance of approximately TWD2.98 billion (equivalent to approximately US$102 million) at the time it was frozen. We are taking action to request the Taiwanese

Annual Report 2012 Melco Crown Entertainment Limited 43

authorities to unfreeze the account. See note 28(b) to the consolidated financial statements included elsewhere in this annual report for further details.

Melco Crown Macau has a rating of "BB/stable" by Standard & Poor's and a rating of "Ba3" by Moody's Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

The Gaming Subconcession

Our subsidiary Melco Crown Macau is one of the six companies licensed, through concessions or subconcessions, to operate casinos in Macau. Melco Crown Macau executed a subconcession contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours. Melco Crown Macau paid a consideration of US$900 million to Wynn Macau. In return, on September 8, 2006, Melco Crown Macau was granted the right to operate games of fortune and chance or other games in casinos in Macau, for a period of 16 years until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Macau in future operations. The operation of gaming-related activities is also permitted, subject to the prior approval from the Macau government. Details of the deemed cost and amortization of the gaming subconcession are set out in note 5 to the consolidated financial statements included in this annual report.

Human Resources

We had 11,769 and 11,071 employees as of December 31, 2012 and 2011, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2012 and 2011. Staff remuneration packages are determined taken into account of market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	December 31,			
	2012		2011	
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	835	7.1%	777	7.0%
Altira Macau	2,338	19.9%	2,351	21.3%
City of Dreams (1)	8,062	68.5%	7,532	68.0%
Corporate and centralized services (1)	534	4.5%	411	3.7%
Total	11,769	100.0%	11,071	100.0%

Note: (1) Includes project management staff for Studio City.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include unique in-house learning academy, an on-site high school diploma program, scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

44 Melco Crown Entertainment Limited **Annual Report 2012**

Properties and Development Projects

We operate our gaming business in accordance with the terms and conditions of our gaming subconcession. In addition, our City of Dreams, Altira Macau and Studio City properties and development projects are subject to the terms and conditions of land concession contracts.

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of up to ten years each.

The initial land premium of approximately MOP842.1 million (equivalent to approximately US$105.1 million) was paid up in full in February 2013. Melco Crown (COD) Developments and Melco Crown Macau applied for an amendment to the land concession contract in 2009 to increase the total developable gross floor area and amend the purpose of such area, which required an additional premium in the amount of MOP257.4 million (equivalent to approximately US$32.1 million), which was fully paid in March 2010. This amendment process was completed on September 15, 2010 and increased the developable gross floor area at the site to 668,574 square meters (equivalent to approximately 7.2 million square feet).

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (equivalent to approximately US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (equivalent to approximately US$424,000). According to the terms of the revised land concession, the annual government land use fees payable after completion of development will be approximately MOP9.5 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the City of Dreams site.

Under the City of Dreams land concession contract, Melco Crown (COD) Developments is authorized to build an additional four-star apartment hotel at the City of Dreams. On December 9, 2011 we requested an amendment to the City of Dreams land grant in order to allow us to develop additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant and to extend the development period of the City of Dreams land grant. On February 25, 2013, the Macau government issued a land grant amendment proposal which contemplates the amendments requested, extension of the development period until the date falling 4 years after publication of the amendment in the Macau Official Gazette, as well as the payment of MOP187.1 million (equivalent to approximately US$23.3 million). In March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the land grant amendment proposal.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site, and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Annual Report 2012 Melco Crown Entertainment Limited 45

Altira Macau

The Altira Macau site is located on a plot of land in Taipa, Macau of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years each. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments Limited, our wholly owned subsidiary. The land premium of approximately MOP149.7 million (equivalent to approximately US$18.7 million) was fully paid in July 2006, a guarantee deposit of approximately MOP157,000 (equivalent to approximately US$20,000) was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately MOP1.4 million (equivalent to approximately US$171,000) per annum are payable. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Altira Macau site.

Altira Developments applied for an amendment to the land concession contract to increase the total developable area for hotel, car park and free area. The amendment procedure has yet to be completed. If the amendment is completed, we will be required to pay an additional land premium of approximately MOP19.6 million (equivalent to approximately US$2.4 million), and government land use fees will be revised to approximately MOP1.5 million (equivalent to approximately US$186,000) per annum.

The Macau government approved total gross floor area for development for the Altira Macau site of approximately 95,000 square meters (equivalent to approximately 1,022,600 square feet).

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings, and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 94,500 square feet at the following locations in Macau:

Mocha Club	Opening Date	Location	Gaming Area
			(in square feet)
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	10,800
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,000
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Lan Kwai Fong	April 2004	G/F of Hotel Lan Kwai Fong (formerly known as Kingsway Commercial Centre)	6,700
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Total			**94,500**

46 Melco Crown Entertainment Limited **Annual Report 2012**

For locations operating at leased or subleased premises, the lease and sublease terms are pursuant to lease agreements that expire at various dates through June 2022, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Studio City

The Studio City site is located on a plot of land in Cotai, Macau of 130,789 square meters (equivalent to approximately 1.4 million square feet) in size and has a gross construction area of approximately 7.6 million square feet (equivalent to approximately 707,078 square meters). The gross construction area for the first phase is approximately 5.0 million square feet (equivalent to approximately 463,000 square meters). Under the Studio City land concession contract, the land premium is approximately MOP1,425.3 million (equivalent to approximately US$177.9 million), of which approximately MOP495.1 million (equivalent to approximately US$61.8 million) was paid as of December 31, 2012, and the remaining MOP930.2 (equivalent to approximately US$116.1 million) will be paid in five bi-annual installments, bearing interest at 5% per annum. Under the Studio City land concession contract, Studio City Developments has provided guarantees in the total amount of MOP7.4 million (equivalent to approximately US$0.9 million). Currently, the development period under the land concession contract is for 72 months from July 25, 2012.

The Studio City land concession contract, as amended by Dispatch of the Secretary for Transportation and Public works no. 31/2012, of July 19, 2012, permits Studio City Developments to build a complex comprising a five-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Studio City site.

The initial site preparation for the first phase of the Studio City project has been substantially completed. Additional site preparation works for the updated design of the first phase of the Studio City project recommenced in the third quarter of 2012. The first phase of the Studio City project is expected to include a 5-star luxury hotel (which we currently expect to operate under our own branding) and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio). The first phase of the Studio City project is currently targeted to open by mid-2015. Our plan for the additional development of the Studio City site, which is expected to include additional 5-star luxury hotel and related facilities, as well as an expansion of retail, entertainment and gaming capacity, is currently being prepared and remains subject to change. Total construction and design costs are currently budgeted at approximately US$2.04 billion. As of December 31, 2012, we had incurred approximately US$139.8 million (excluding the cost of land) for the development of Studio City, primarily for site preparation costs and design and consultation fees.

Annual Report 2012 Melco Crown Entertainment Limited 47

Other than utilizing internal cash flow, we have entered into financing arrangements for Studio City, namely the Studio City Notes and the Studio City Project Facility.

We will operate the gaming areas of Studio City pursuant to a services agreement we entered into in May 2007 with, inter alia, Studio City Entertainment Limited (formerly known as New Cotai Entertainment (Macau) Limited) (which we acquired control of 60% of the shares in July 2011) which was subsequently amended on June 15, 2012, as amended from time to time, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or related to the aforementioned agreement. Our subsidiary Melco Crown Macau will be reimbursed for the costs incurred in connection with its operation of the Studio City casino and will retain a portion of the gross gaming revenues from such operation, which will be reinvested in the Studio City project.

Philippines Development

In October 2012, we, through our indirect subsidiary, MCE Leisure Philippines, completed the signing of the cooperation agreement with the Philippine Parties, including Belle Corporation of the SM Group, for the development and operation of the Philippines Project.

The Philippines Project is located on an approximately 6.2-hectare site in Entertainment City, Manila, close to Metro Manila’s international airport and central business districts. Construction of the Philippines Project commenced in March 2010. General piling work, building shells, building services and primary distribution installation of the main building were completed by October 2012. As of this date, construction has commenced on the connecting structure, including piling works, and the Company expects construction on the connecting structure to be completed by mid-2014.

The Philippines Project is expected to open in mid-2014 and have 1,451 slot machines and 242 gaming tables, six hotel towers with approximately 967 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, five specialty restaurants along with a number of bars and a multi-level car park. The Philippines Project is also expected to feature three separate entertainment venues, including a Family Entertainment Center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure, which will be accented with creative external lighting and is expected to become a centerpiece attraction of the Philippines Project.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one within Hotel Taipa Square and having a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year under the same terms and conditions, until June 26, 2022.

48 Melco Crown Entertainment Limited Annual Report 2012

Apart from the property sites for Altira Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) whose property rights belong to us. The five units have a total area of 839 square meters (equivalent to approximately 9,029 square feet) and we operate a recruitment center there. The five units were purchased by MPEL Properties (Macau) Limited, our indirect wholly owned subsidiary, for approximately HK$79.7 million (equivalent to approximately US$10.2 million) on August 15, 2008. The Golden Dragon Centre is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of up to 10 years, subject to obtaining certain approvals from the Macau government.

Achievements and Awards

During the year ended December 31, 2012, not only was our Company able to achieve outstanding business performance and profit growth, but we also escalated efforts to support the society. A number of prestigious accolades were awarded to the Company for its worthy achievements.

Continuous Pursuit of Excellence

Melco Crown Entertainment was selected as one of “Hong Kong’s Best Managed Companies” and was ranked among the top companies with “Best Investor Relations” and “Best Corporate Governance” by the authoritative FinanceAsia magazine. The Company’s issuance of the US$825 million bond for Studio City has also been honored as the “Best High-yield Bond” in the FinanceAsia Achievement Awards 2012.

Co-Chairman and Chief Executive Officer, Mr. Lawrence Yau Lung Ho, has been selected as one of the “Best CEOs in Hong Kong” by FinanceAsia magazine for the fourth year since 2009.

Growing Recognition of World-class Lodging and Entertainment

Offerings

Combining the fascinating interiors created by one of the world’s top designers with outstanding service to match, Altira Macau provides an unforgettably luxurious lodging experience to each guest which earned the “Five-Star Award for Lodging” and the “Five-Star Award for Spa” by Forbes Travel Guide once again in 2012.

Apart from that, City of Dreams has also been awarded the “Best Customer Experience of the Year Award” by the International Gaming Awards, in recognition of its excellence in hospitality and services, as well as the diverse entertainment offerings at the integrated entertainment resort.

A number of accolades were garnered by The House of Dancing Water, the world’s largest water extravaganza and the flagship entertainment attraction in City of Dreams. The aquatic show has bagged the “2012 Effie China Awards — Culture, Entertainment & Sporting Events Award”, becoming the first and only Macau brand to win this prestigious award. The House of Dancing Water also captured the “China Marketing Excellence Award” and “China Branding Excellence Award” of the Economic Observer and Hong Kong Management Association, and scooped the prestigious international “THEA Award for Outstanding Achievement” from the Themed Entertainment Association, as well as the “2012 United States International Theatre Technology Award” of the United States Institute for Theatre Technology during the past year.

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Stepping Up Environmental Protection Efforts

Melco Crown Entertainment is dedicated to creating a sustainable environment in the city for the benefit of future generations by bringing environmental protection considerations into our everyday decision-making process. City of Dreams was the first and only Macau casino-hotel to achieve ISO 14001 Environmental Management Certification for its effective Environmental Management System to measure and improve the environmental impact of operations. More specifically, in June 2012, all the three hotels at City of Dreams, namely Crown Towers, Hard Rock Hotel and Grand Hyatt Macau, garnered the 2011 Macao Green Hotel Award organized by the Environmental Protection Bureau (DSPA) and co-organized by the Macau Government Tourist Office for the second consecutive year, testimony to the Company’s excellence in green practices.

In 2012, the Company’s staff volunteers continued to organize year-round charity programs and share their love and spread happiness to the local communities. Over 40 charity activities were organized throughout the year. The Company’s volunteer effort has been recognized by the society, and was honored the “Best CSR” by the authoritative FinanceAsia magazine.

The Company is greatly encouraged by these awards which underscored its tireless efforts to reach new heights in corporate management, entertainment and services. Melco Crown Entertainment will continue to grow its business while fulfilling its corporate responsibilities to the people in need and enhancing shareholder value while benefiting the stakeholders and society at large.

50 Melco Crown Entertainment Limited Annual Report 2012

Directors and Senior Management

Directors

Mr. Lawrence Yau Lung Ho (aged 36)

Executive Director (Co-Chairman and Chief Executive Officer)

Mr. Lawrence Yau Lung Ho was appointed as our executive Director on December 20, 2004 and has served as our Co-Chairman and Chief Executive Officer since December 2004. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. As a Member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a Vice Patron of The Community Chest of Hong Kong; Member of Science and Technology Council of the Macau SAR Government; Member of All China Youth Federation; Member of Macau Basic Law Promotional Association; Chairman of Macau International Volunteers Association; Member of Campaign Committee of The Community Chest; Board of Governors of The Canadian Chamber of Commerce in Hong Kong; Honorary Lifetime Director of the Chinese General Chamber of Commerce, Hong Kong; President of Macau Canadian Chamber of Commerce; Honorary President of Association of Property Agents and Real Estate Developers of Macau and Director Executivo of the Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by the Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. And in 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Centre, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards. Mr. Ho was selected by FinanceAsia as one of the “Best CEOs” in Hong Kong for four consecutive years, from 2009 to 2012. He was also awarded “Asia’s Best CEO (Investor Relations)” at the Asian Excellence Awards by Corporate Governance Asia magazine in 2011 and was honored as one of the recipients of the 3rd Asian Corporate Director Recognition Awards in 2012. In 2013, he was once again selected as “Asia’s Best CEO (Investor Relations)” at the Asian Excellence Awards by Corporate Governance Asia magazine. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

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Mr. James Douglas Packer (aged 45)

Non-executive Director (Co-Chairman)

Mr. James Douglas Packer was appointed as our non-executive Director on March 8, 2005 and has served as our Co-Chairman since March 2005. Mr. Packer is the executive chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited (formerly called Challenger Financial Services Group Limited) from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, Ten Network Holdings Limited from December 2010 to March 2011, Ellerston Capital Limited from August 2004 to August 2011 and Consolidated Media Holdings Limited from December 2007 to November 2012.

Mr. John Peter Ben Wang (aged 52)

Non-executive Director

Mr. John Peter Ben Wang was appointed as our non-executive Director on November 21, 2006. Since November 2009, Mr. Wang has served as a non-executive director of MelcoLot Limited, a company listed on the Stock Exchange. The principal activities of MelcoLot Limited include the management of lottery business, manufacturing and sales of lottery terminals and POS machines, and provision of management services for distribution of lottery products. Mr. Wang is also a non-executive director of Anxin-China Holdings Limited, a company listed on the Stock Exchange and is the chairman and executive director of Summit Ascent Holdings Limited, also listed on the Stock Exchange. Mr. Wang was the chief financial officer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. Mr. Wang was a non-executive director of China Precious Metal Resources Holdings Co., Ltd., a company listed on the Stock Exchange, from January 2010 to December 2012. He was a non-executive director of Carnival Group International Holdings Limited (formerly known as Oriental Ginza Holdings Limited), which is listed on the Stock Exchange, until March 1, 2012. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

Mr. Clarence Yuk Man Chung (aged 50)

Non-executive Director

Mr. Clarence Yuk Man Chung was appointed as our non-executive Director on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco, he has more than 20 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50 — 2009, 2010 and 2012” by Inside Asian Gaming magazine.

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Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc. (formerly known as Elixir Gaming Technologies, Inc.), a company listed on the NASDAQ Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. William Todd Nisbet (aged 45)

Non-executive Director

Mr. William Todd Nisbet was appointed as our non-executive Director on October 14, 2009. In addition, Mr. Nisbet has been appointed as a director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. He has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as executive vice president — strategy and development at Crown, Mr. Nisbet is responsible for all project development and construction operations of Crown. From August 2000 through July 2007, Mr. Nisbet held the position of executive vice president — project director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited (“Wynn”), an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

Mr. Rowen Bruce Craigie (aged 57)

Non-executive Director

Mr. Rowen Bruce Craigie was appointed as our non-executive Director on March 8, 2005. Mr. Craigie has also been appointed as a director of our subsidiaries in various different jurisdictions. Mr. Craigie is the chief executive officer and managing director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2001, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the chief executive officer of PBL Gaming from 2006 to 2007 and as the chief executive officer of Crown Melbourne Limited from 2002 to 2007. Mr. Craigie was a director of Consolidated Media Holdings Limited from January 2002 to April 2009. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the executive general manager of its Gaming Machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

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Mr. James Andrew Charles MacKenzie (aged 59)

Independent Non-executive Director

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive Director on April 24, 2008. Mr. MacKenzie has also served as chairman of Mirvac Group since 2005. Mr. MacKenzie was appointed as a director of Yancoal Australia Limited on June 26, 2012 and serves as the co-vice chairman. He has been a non-executive director of Pacific Brands Ltd. since 2008. He has also been appointed as an independent director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession since 1977, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively. He is the chairman of our audit committee.

Mr. Thomas Jefferson Wu (aged 40)

Independent Non-executive Director

Mr. Thomas Jefferson Wu was appointed as an independent non-executive Director on December 18, 2006. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the Stock Exchange, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003. Mr. Wu graduated with high honors from Princeton University in 1994 with a Bachelor of Science degree in Mechanical and Aerospace Engineering. He then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a Master of Business Administration degree in 1999.

Mr. Wu is active in public service in both Hong Kong and Mainland China. He serves in a number of advisory roles at different levels of government. In Mainland China, he is a member of the Heilongjiang Provincial Committee of the 10th Chinese People’s Political Consultative Conference, a Standing Committee member and a member of the Huadu District Committee of The Chinese People’s Political Consultative Conference, as well as a member of the Executive Committee of the All-China Federation of Industry and Commerce, among other public service capacities. In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Government’s Standing Committee on Disciplined Services Salaries and Conditions of Service and a member of its Steering Committee on

54 Melco Crown Entertainment Limited Annual Report 2012

the Promotion of Electric Vehicles, a member of the Securities and Futures Commission Advisory Committee, as well as a member of the Board of Directors of the Community Chest of Hong Kong, the Hong Kong Sports Institute and the Asian Youth Orchestra Limited. He is also a member of the Council of the Hong Kong Baptist University effective from January 2013. Previously, he was a council member of The Hong Kong Polytechnic University and a member of the Court of The Hong Kong University of Science and Technology.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. He is the Vice President (Asia/ Oceania) of International Ice Hockey Federation, the Co-founder and Chairman of the Hong Kong Amateur Ice Hockey Club and the Hong Kong Academy of Ice Hockey. He is also the Honorary President of the Hong Kong Ice Hockey Association — the national sports association of ice hockey in Hong Kong, the Vice-President of the Chinese Ice Hockey Association, Honorary President of the Macau Ice Sports Federation and Honorary Chairman of the Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” He was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, and the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in both 2011 and 2012, and named the “Asia’s Best CEO (Investor Relations)” in 2012. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.

Mr. Yiu Wa Alec Tsui (aged 63)

Independent Non-executive Director

Mr. Yiu Wa Alec Tsui was appointed as an independent non-executive Director on December 18, 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the Stock Exchange in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of National Arts Holdings Limited (formerly known as Vertex Group Limited) from March 2002 to April 2009, Synergis Holdings Limited from January 2005 to September 2008, Greentown China Holdings Limited from June 2006 to June 2010, China Huiyuan Juice Group Limited from September 2006 to July 2010, and China BlueChemical Limited from April 2006 to June 2012, all of which are companies listed on the Stock Exchange. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2006 and an independent non-executive director of a number of companies listed on the Stock Exchange, NASDAQ, the Shanghai Stock Exchange and the Philippine Stock Exchange, including Industrial and Commercial Bank of China (Asia) Limited since August 2000, China Chengtong Development Group Limited since 2003, COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, Pacific Online Ltd. since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, Summit Ascent Holdings Limited since March 2011 and MCP since December 2012. Mr. Tsui graduated from the University

Annual Report 2012 Melco Crown Entertainment Limited 55

of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. Robert Wason Mactier (aged 48)

Independent Non-executive Director

Mr. Robert Wason Mactier was appointed as an independent non-executive Director on December 18, 2006. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent non-executive chairman in July 2008. He was a non-executive director of Aurora Community Television Limited from 2005 to 2012. Since 1990, Mr. Mactier has held a variety of executive roles across the Australian investment banking and securities markets. He has been a consultant to UBS AG in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with E.L. & C. Baillieu Limited from November 1994 to February 1997 and Ord Minnett Securities Limited from May 1990 to October 1994.

During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sectors and across the private equity sectors. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant in 1987, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He obtained a bachelor’s degree in economics from the University of Sydney, Australia in 1986 and has been a Member of the Australian Institute of Company Directors since 2007. He is a member of our compensation committee and nominating and corporate governance committee.

Senior Management

Mr. Geoffrey Stuart Davis (aged 44)

Chief Financial Officer

Mr. Geoffrey Stuart Davis is our chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our Company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung (aged 50)

Executive Vice President and Chief Legal Officer

Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined our Company. She has acted as the secretary to our Board since she joined our Company. Prior to joining us, Ms. Cheung was an of counsel at Troutman

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Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

Ms. Akiko Takahashi (aged 59)

Executive Vice President and Chief Human Resources/Corporate Social

Responsibility Officer

Ms. Akiko Takahashi is our executive vice president and chief human resources/corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006, where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City, and where her last engagement prior to joining our company was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii/Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

Mr. Ying Tat Chan (aged 41)

Chief Operating Officer

Mr. Ying Tat Chan is our chief operating officer and he was appointed to his current role in February 2012. With the elimination of the co-chief operating officer positions in February 2012, Mr. Chan now oversees both gaming and non-gaming activities across City of Dreams, Altira Macau and Mocha Clubs. Previously, since September 2010, he was our co-chief operating officer, gaming. Prior to that, he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, Mr. Chan was the chief executive officer of Amax Entertainment Holdings Limited from December 2007 until November 2008. Before joining Amax, Mr. Chan worked with our chief executive officer on special projects from September 2007 to November 2007 and was the general manager of Mocha Clubs from 2004 to 2007. From June 2002 to October 2006, Mr. Chan was the assistant to the group managing director at Melco, and he was involved in the overall strategic development and management of our Company. Mr. Chan served in various roles at First Shanghai Financial Holding Limited from 1998 to May 2002, with his last position as assistant to the managing director. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Mr. Kelvin Hai Ching Tan (aged 46)

Executive Vice President, International Marketing

Mr. Kelvin Hai Ching Tan is our executive vice president, international marketing, Mr. Tan joined our company in January 2009 and responsible for our company’s international marketing business, which includes overseeing the VIP Services operations, managing an international marketing network, and managing junkets operating at both City of Dreams and Altira Macau.

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Mr. Tan spent the earlier years of his gaming career in the Philippines and worked for companies including Genting International Resorts Inc. and Waterfront Properties Inc. Before arriving in Macau, he founded and ran a consultancy offering strategic planning, feasibility studies, valuations and junket development programs for casinos across Asia. Prior to joining our company, Mr. Tan was the Vice President of Business Development for Venetian Macau Ltd.

Mr. Tan holds a bachelor’s degree in science and business administration and a master of business administration degree from Indiana University of Pennsylvania in the United States. He is also a graduate of the executive development program of the University of Nevada, Reno.

Ms. Ching Hui Hsu (aged 39)

President of Mocha Clubs

Ms. Ching Hui Hsu is our president of Mocha Clubs, and she was appointed to her current role in December 2008. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha Club’s former financial controller from September 2003 to September 2006 and its chief operating officer from December 2006 to November 2008, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002 and a doctorate degree in economics from Beijing Normal University in 2013. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998, a member of the American Institute of Certified Public Accountants in 1999, and an associate member of the Hong Kong Institute of Certified Public Accountants in 2001.

58 Melco Crown Entertainment Limited Annual Report 2012

Report of the Directors

The Directors are pleased to present their report with the audited consolidated financial statements of our Company and our Group for the year ended December 31, 2012.

Principal Activities

Our Company and our Group are a developer, owner and, through our subsidiary Melco Crown Macau, operator of casino gaming and entertainment resort facilities. Our Company is a holding company and through our principal subsidiaries owns and operates City of Dreams, Altira Macau and Mocha Clubs and is in the process of developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. On October 25, 2012, MCE Leisure Philippines, an indirect subsidiary of our Company, entered into a cooperation agreement with SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc. for the Philippines Project, an integrated resort project located in Entertainment City, Manila comprising a casino, hotel, retail and entertainment complex. On December 19, 2012, MCE Philippines Investments and MCE Investments No.2 completed the acquisition of a majority interest in the issued share capital of MCP, the shares of which are listed on the Philippine Stock Exchange. On March 20, 2013, MCP acquired 100% equity interest in MCE Holdings Philippines from MCE Philippines Investments. MCE Holdings Philippines, through MCE Holdings No.2, owns 100% of MCE Leisure Philippines, which has been granted the exclusive right to manage, operate and control the Philippines Project. Through these transactions, MCE Leisure Philippines, MCE Holdings Philippines and MCE Holdings No.2 became wholly owned subsidiaries of MCP. We intend to pursue Philippines-based opportunities and operate our future Philippines businesses through MCE Leisure Philippines and MCP.

The principal activities of our subsidiaries are set out in note 27 to the consolidated financial statements included in this annual report.

Financial Results

The results of our Group for the year ended December 31, 2012 are set out in the consolidated statements of operations on pages 104 and 105 of this annual report.

Dividends

The Board does not recommend the payment of a final dividend for the year ended December 31, 2012 (2011: Nil). Our Company currently intends to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to service debt and to operate and expand our business.

Properties and Development Projects

Details of our properties and development projects are set out in the “Management Discussion and Analysis — Properties and Development Projects” section and notes 4, 8 and 22 to the consolidated financial statements included in this annual report.

Annual Report 2012 Melco Crown Entertainment Limited 59

Share Capital and Share Options

Details of movements in the share capital of our Company during the year are set out in the consolidated statements of shareholders’ equity on pages 107 and 108 of this annual report. Details of movements in share options of our Company during the year are set out in note 16 to the consolidated financial statements included in this annual report.

Summary Financial Information

A summary of the published results and assets, liabilities and noncontrolling interests of our Group for the last five financial years, as extracted from the audited consolidated financial statements and reclassified as appropriate, is set out on page 201 of this annual report. This summary does not form part of the audited consolidated financial statements.

Reserves

Section 34(2) of the Companies Law (as amended) of the Cayman Islands provides that, subject to the provisions of our amended and restated memorandum and Articles of Association, the share premium account of our Company may be applied to pay distributions or dividends to Shareholders provided that immediately following the date the distribution or dividend is proposed to be paid, our Company is able to pay our debts as they fall due in the ordinary course of business. The share premium included in the additional paid-in capital of our Company as of December 31, 2012 amounted to approximately US$2,613.5 million (2011: US$2,609.9 million). Our Company recorded accumulated losses as of December 31, 2012 and 2011.

For the discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact of such restrictions on our ability to meet our cash obligations, see note 18 to the consolidated financial statements included in this annual report.

Donations

The donation made by our Group during the year amounted to US$0.4 million (2011: US$1.7 million).

Indebtedness

Particulars of bank loans and other borrowings of our Group as at December 31, 2012 are set out in note 11 to the consolidated financial statements included in this annual report.

Major Customers and Suppliers

Gaming promoters are responsible for a substantial portion of our casino revenues. For the year ended December 31, 2012, our top five customers and the largest customer were gaming promoters and accounted for approximately 21.4% and 6.1% of our casino revenues, respectively. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. Our gaming promoters are compensated through commission arrangements which are either calculated with reference to revenue share or monthly rolling chip volume. We also extend interest-free credit to a significant portion of our gaming promoters which are subject to monthly review and regular settlement procedures.

During the year ended December 31, 2012, our five largest suppliers accounted for less than 30% of our total products and services purchased.

60 Melco Crown Entertainment Limited Annual Report 2012

Directors

The Directors during the year and up to the date of this report were:

Co-Chairman, Chief Executive Officer and Executive Director

Mr. Lawrence Yau Lung Ho

Co-Chairman and Non-executive Director

Mr. James Douglas Packer

Non-executive Directors

Mr. John Peter Ben Wang Mr. Clarence Yuk Man Chung Mr. William Todd Nisbet Mr. Rowen Bruce Craigie

Independent Non-executive Directors

Mr. James Andrew Charles MacKenzie Mr. Thomas Jefferson Wu Mr. Yiu Wa Alec Tsui Mr. Robert Wason Mactier

Pursuant to Article 104 of our Company’s Amended and Restated Articles of Association, any Director appointed during the year shall hold office only until the next following annual general meeting of our Company and shall then be eligible for re-election at that meeting. In addition, pursuant to code provision A.4.2 of the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 to the Listing Rules, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. Mr. John Peter Ben Wong, Mr. Rowen Bruce Craigie, Mr. Yiu Wa Alec Tsui and Mr. Robert Wason Mactier will retire and they are eligible to offer themselves for re-election at the forthcoming annual general meeting.

Our Company has received annual confirmation from each of the independent non-executive Directors concerning their independence to our Company and considers that each of the independent non-executive Directors is independent to our Company.

Biographical Details of Directors and Senior Management

Biographical details of Directors and senior management are set out on pages 51 to 58 of this annual report.

Directors’ Services Contracts

Each of the independent non-executive Directors has entered into a director service contract with our Company on December 18, 2006, except for Mr. James Andrew Charles MacKenzie, who has entered into a director service contract with our Company on April 24, 2008. These director service contracts will continue from the date of the contracts until the date on which the relevant independent non-executive Director ceases to be a member of the Board for any reason. Under the director service contracts, each independent non-executive Director will receive a fixed quarterly income.

Annual Report 2012 Melco Crown Entertainment Limited 61

Save as disclosed above, none of the Directors has entered into a director service contract with our Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation). Mr. Lawrence Yau Lung Ho entered into an employment contract with the Company for his role as our Chief Executive Officer.

Directors' Interests in Shares, Underlying Shares and Debentures

As at December 31, 2012, the interests and short positions of each Director and chief executive of our Company in the Shares, underlying Shares, debentures and convertible loan notes of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Director is taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by our Company referred to therein; or (c) were required, pursuant to the Model Code to be notified to our Company and the Stock Exchange were as follows:

1. *Directors' long position in the Shares of our Company*

(a) Directors' long position in the Shares of our Company

Name of Director	Name of corporation	Nature of interest	Total number of Shares as at December 31, 2012	Approximate percentage of shareholding as at December 31, 2012[7]
Lawrence Yau Lung Ho[1]	Melco Melco Leisure[2]	Interest of controlled corporation	1,118,458,086	67.456%
	–	Personal interest	2,980,682	0.180%
James Douglas Packer[3]	Crown Crown Entertainment Group Holdings[4] Crown Asia Investments[5]	Interest of controlled corporation	1,118,458,086	67.456%
John Peter Ben Wang	–	Personal interest	65,179	0.004%
Clarence Yuk Man Chung	–	Personal interest	65,179	0.004%
William Todd Nisbet[6]	–	Founder of a discretionary trust	45,000	0.003%
Rowen Bruce Craigie	–	Personal interest	15,800	0.001%
James Andrew Charles MacKenzie	–	Personal interest	46,820	0.003%
Thomas Jefferson Wu	–	Personal interest	49,379	0.003%
Yiu Wa Alec Tsui	–	Personal interest	49,379	0.003%
Robert Wason Mactier	–	Personal interest	49,379	0.003%

62 Melco Crown Entertainment Limited **Annual Report 2012**

Notes:

(1) As at December 31, 2012, Mr. Lawrence Yau Lung Ho personally held 13,912,612 shares of Melco, representing approximately 0.91% of Melco's shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.53%, 18.82%, 1.21% and 0.48% of Melco's shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 298,982,187 shares, representing approximately 19.50% of Melco's shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 9,516,368 Shares, of which 6,535,686 Shares are subject to the share options and restricted Shares granted as at December 31, 2012.

(2) Melco Leisure is a direct wholly-owned subsidiary of Melco and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(3) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested.

(4) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares.

(5) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(6) Founder of a discretionary trust and is deemed or taken to be interested in 15,000 ADSs, representing 45,000 Shares.

(7) The percentages are calculated on the basis of 1,658,059,295 Shares in issue as at December 31, 2012.

(b) Directors' long position in the underlying Shares of our Company

Name of Director	Name of corporation	Total number of Shares subject to the share options granted and restricted Shares granted as at December 31, 2012[1]	Approximate percentage of shareholding as at December 31, 2012[2]
Lawrence Yau Lung Ho	Company	6,535,686	0.394%
John Peter Ben Wang	Company	264,984	0.016%
Clarence Yuk Man Chung	Company	305,646	0.018%
Thomas Jefferson Wu	Company	324,831	0.020%
Yiu Wa Alec Tsui	Company	324,831	0.020%
Robert Wason Mactier	Company	324,831	0.020%
James Andrew Charles MacKenzie	Company	241,698	0.015%

Notes:

(1) These are restricted Shares and share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

(2) The percentages are calculated on the basis of 1,658,059,295 Shares in issue as at December 31, 2012.

Annual Report 2012 Melco Crown Entertainment Limited 63

2. Interests in other members of our Group

Name of subsidiary Name of Shareholder Number of shares as at December 31, 2012 Percentage of interest as at December 31, 2012

Melco Crown Macau Lawrence Yau Lung Ho 1,000,000 10%(1)

Note:

(1) The 1,000,000 class A shares carry 10% of the total voting rights in Melco Crown Macau.

2006 Share Incentive Plan and 2011 Share Incentive Plan

Please refer to Appendix I and note 16 to the consolidated financial statements included in this annual report for details of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as at December 31, 2012 is presented below:

Share Options Exercise price/grant date fair value per ADS (US$) Number of unvested share options/ restricted Shares Vesting period

2009 Cancel and Re-issue Program 4.28 518,955 4 years

2009 Long Term Incentive Plan 3.04 – 3.26 1,129,125 4 years

2010 Long Term Incentive Plan 3.75 – 3.98 466,266 3 to 4 years

2011 Long Term Incentive Plan 7.57 3,009,831 3 years

2012 Long Term Incentive Plan 14.09 1,901,136(2)(3) 3 years

7,025,313

Restricted Shares

2009 Long Term Incentive Plan 3.26 310,596 4 years

2010 Long Term Incentive Plan 3.75 233,142 3 to 4 years

2011 Long Term Incentive Plan 7.57 1,695,147 3 years

2012 Long Term Incentive Plan 13.28 1,153,890(2)(3) 3 years

3,392,775

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

(2) 11,859 share options and 5,931 restricted Shares were granted to a then newly joined employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(3) 33,438 share options and 16,722 restricted Shares granted under the 2011 Share Incentive Plan were cancelled in 2012 due to the resignation of certain employees.

64 Melco Crown Entertainment Limited Annual Report 2012

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2012 are as follows:

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Directors:											
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	724,698	–	–	–	–	–	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	188,769	–	–	–	–	–	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	482,115	–	–	–	–	–	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	482,115	–	–	–	–	–	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	482,268	–	–	–	–	–	482,268
	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	–	158,133[4]	–	–	–	–	158,133
	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	–	158,133[4]	–	–	–	–	158,133
	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	–	158,133[4]	–	–	–	–	158,133
Sub-total:					5,100,330	474,399	–	–	–	–	5,574,729

Annual Report 2012 Melco Crown Entertainment Limited 65

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Clarence Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	–	194,664
Yiu Wa Alec Tsui	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946

66 Melco Crown Entertainment Limited **Annual Report 2012**

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Yiu Wa Alec Tsui (con't)	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157

Annual Report 2012 Melco Crown Entertainment Limited 67

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
John Peter Ben Wong (con't)	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	–	194,664
Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157

68 Melco Crown Entertainment Limited **Annual Report 2012**

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Robert Wason Mactier (con't)	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157

Annual Report 2012 Melco Crown Entertainment Limited 69

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Thomas Jefferson Wu (con't)	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2009 to September 29, 2018	4.69	1.33	8,334	–	–	–	–	–	8,334
	September 30, 2008	April 24, 2010 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	September 30, 2008	April 24, 2011 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	September 30, 2008	April 24, 2012 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509

70 Melco Crown Entertainment Limited **Annual Report 2012**

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
James Andrew Charles MacKenzie (con't)	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					171,378	–	–	–	–	–	171,378
Sub-total:					6,424,569	474,399	–	–	–	–	6,898,968
Employees[4]	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	77,211	–	–	–	–	–	77,211
Employees[5]	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	36,117	–	–	(17,460)	–	–	18,657
Employees[6]	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	6,715,125	–	(440,760)	(1,573,749)	–	–	4,700,616
Employees[7]	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	789,474	–	–	–	–	–	789,474
Employees[8]	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	773,043	–	(119,694)	(102,708)	–	–	550,641
Employees[9]	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	674,478	–	(105,792)	(73,584)	–	–	495,102
Employees[10]	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	140,400	–	–	–	–	–	140,400
Employees[11]	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	156,624	–	–	–	–	–	156,624

Annual Report 2012 Melco Crown Entertainment Limited 71

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Employees[12]	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	304,290	–	–	(100,608)	14,976[16]	–	218,658
Employees	July 28, 2010	July 28, 2011 to July 27, 2020	1.28	1.28	1,033,944	–	(1,033,944)	–	–	–	–
Employees[13]	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	300,000	–	–	–	–	–	300,000
Employees[14]	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	3,491,187	–	(363,810)	(167,175)	–	–	2,960,202
Employees[15]	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	–	1,460,175[18][19]	(33,438)	–	–	–	1,426,737
Sub-total:					14,491,893	1,460,175	(2,097,438)	(2,035,284)	14,976	–	11,834,322
Others[17]	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	–	–	440,760	(434,250)	–	(6,510)	–
Others[17]	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	–	–	119,694	(43,884)	(75,810)	–	–
Others[17]	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	–	–	105,792	(44,724)	(61,068)	–	–
Others[17]	July 28, 2010	July 28, 2011 to July 27, 2020	1.28	1.28	–	–	1,033,944	(344,646)	(689,298)	–	–
Others[17]	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	–	–	363,810	(64,167)	(299,643)	–	–
Others[17]	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	–	–	33,438	–	(33,438)[20]	–	–
Sub-total:					–	–	2,097,438	(931,671)	(1,159,257)	(6,510)	–
Total					**20,916,462**	**1,934,574**	**–**	**(2,966,955)**	**(1,144,281)**	**(6,510)**	**18,733,290**

72 Melco Crown Entertainment Limited **Annual Report 2012**

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2) The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(3) In respect of the share options exercised during the year, the weighted average closing price of the Shares immediately before and at the dates on which the options were exercised was US$4.41.

(4) Among the 77,211 share options, 7,185 share options may be exercised during the period from September 10, 2008 to September 9, 2017, 15,561 share options may be exercised during the period from September 10, 2009 to September 9, 2017, 23,340 share options may be exercised during the period from September 10, 2010 to September 9, 2017 and 31,125 share options may be exercised during the period from September 10, 2011 to September 9, 2017.

(5) Among the 18,657 share options, 4,662 share options may be exercised during the period from March 18, 2009 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2010 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2011 to March 17, 2018 and 4,671 share options may be exercised during the period from March 18, 2012 to March 17, 2018.

(6) Among the 4,700,616 share options, 2,178,858 share options may be exercised during the period from November 25, 2010 to November 24, 2018 and 2,521,758 share options may be exercised during the period from November 25, 2011 to November 24, 2018.

(7) Among the 789,474 share options, 197,367 share options may be exercised during the period from January 20, 2010 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2011 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2012 to January 19, 2019 and 197,373 share options may be exercised during the period from January 20, 2013 to January 19, 2019.

(8) Among the 550,641 share options, 128,166 share options may be exercised during the period from November 25, 2010 to September 9, 2017, 134,151 share options may be exercised during the period from November 25, 2011 to September 9, 2017, 129,162 share options may be exercised during the period from November 25, 2012 to September 9, 2017 and 159,162 share options may be exercised during the period from November 25, 2013 to September 9, 2017.

(9) Among the 495,102 share options, 120,075 share options may be exercised during the period from November 25, 2010 to March 17, 2018, 122,349 share options may be exercised during the period from November 25, 2011 to March 17, 2018, 116,754 share options may be exercised during the period from November 25, 2012 to March 17, 2018 and 135,924 share options may be exercised during the period from November 25, 2013 to March 17, 2018.

(10) Among the 140,400 share options, 35,100 share options may be exercised during the period from November 25, 2010 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2011 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2012 to April 10, 2018 and 35,100 share options may be exercised during the period from November 25, 2013 to April 10, 2018.

(11) The 156,624 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(12) Among the 218,658 share options, 59,016 share options may be exercised during the period from May 26, 2012 to May 25, 2020 and 159,642 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(13) Among the 300,000 share options, 150,000 share options may be exercised during the period from August 16, 2012 to August 15, 2020 and 150,000 share options may be exercised during the period from August 16, 2014 to August 15, 2020.

(14) Among the 2,960,202 share options, 914,757 share options may be exercised during the period from March 23, 2012 to March 22, 2021, 1,022,493 share options may be exercised during the period from March 23, 2013 to March 22, 2021 and 1,022,952 share options may be exercised during the period from March 23, 2014 to March 22, 2021.

(15) Among the 1,426,737 share options, 475,488 share options may be exercised during the period from March 29, 2013 to March 28, 2022, 475,596 share options may be exercised during the period from March 29, 2014 to March 28, 2022 and 475,653 share options may be exercised during the period from March 29, 2015 to March 28, 2022.

(16) Reversal of cancelled share options in 2011 due to withdrawal of resignation of our employee.

(17) The category “Others” represents the former employees of our Group.

(18) Closing price of the Share immediately before the date of grant of share option was US$4.65.

(19) 11,859 share options were granted to a then newly joined employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(20) 33,438 share options granted under the 2011 Share Incentive Plan were cancelled during the year due to resignation of certain employees.

Annual Report 2012 Melco Crown Entertainment Limited 73

Details of the movement in restricted Shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2012 are as follows:

				Number of restricted Shares					
Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2012
Directors:									
Lawrence Yau Lung Ho	March 18, 2008	March 18, 2012	4.01	62,292	–	–	(62,292)	–	–
	March 17, 2009	March 17, 2013	1.09	241,566	–	–	–	–	241,566
	March 23, 2011	March 23, 2012	2.52	241,056	–	–	(241,056)	–	–
	March 23, 2011	March 23, 2013	2.52	241,056	–	–	–	–	241,056
	March 23, 2011	March 23, 2014	2.52	241,137	–	–	–	–	241,137
	March 29, 2012	March 29, 2013	4.43	–	79,065	–	–	–	79,065
	March 29, 2012	March 29, 2014	4.43	–	79,065	–	–	–	79,065
	March 29, 2012	March 29, 2015	4.43	–	79,068	–	–	–	79,068
Sub-total:				1,027,107	237,198	–	(303,348)	–	960,957
Clarence Yuk Man Chung	March 18, 2008	March 18, 2012	4.01	3,114	–	–	(3,114)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	22,590	–	–	–	22,590
	March 29, 2012	March 29, 2014	4.43	–	22,590	–	–	–	22,590
	March 29, 2012	March 29, 2015	4.43	–	22,590	–	–	–	22,590
Sub-total:				62,175	67,770	–	(18,963)	–	110,982
Yiu Wa Alec Tsui	March 18, 2008	March 18, 2012	4.01	3,114	–	–	(3,114)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2014	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	–	9,036	–	–	–	9,036
Sub-total:				62,175	27,108	–	(18,963)	–	70,320

74 Melco Crown Entertainment Limited **Annual Report 2012**

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2012
John Peter Ben Wang	March 18, 2008	March 18, 2012	4.01	3,114	–	–	(3,114)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2014	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	–	9,036	–	–	–	9,036
Sub-total:				62,175	27,108	–	(18,963)	–	70,320
Robert Wason Mactier	March 18, 2008	March 18, 2012	4.01	3,114	–	–	(3,114)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2014	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	–	9,036	–	–	–	9,036
Sub-total:				62,175	27,108	–	(18,963)	–	70,320
Thomas Jefferson Wu	March 18, 2008	March 18, 2012	4.01	3,114	–	–	(3,114)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2014	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	–	9,036	–	–	–	9,036
Sub-total:				62,175	27,108	–	(18,963)	–	70,320
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2012	1.33	1,835	–	–	(1,835)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2014	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	–	9,036	–	–	–	9,036
Sub-total:				60,896	27,108	–	(17,684)	–	70,320
Sub-total:				1,398,878	440,508	–	(415,847)	–	1,423,539

Annual Report 2012 Melco Crown Entertainment Limited 75

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2012
Employees	March 18, 2008	March 18, 2012	4.01	56,919	–	–	(56,919)	–	–
Employees	April 11, 2008	April 11, 2012	4.32	11,583	–	–	(11,583)	–	–
Employees	April 1, 2010	April 1, 2012	1.55	64,410	–	–	(64,410)	–	–
Employees	May 26, 2010	May 26, 2013	1.25	78,315	–	–	–	–	78,315
Employees	May 26, 2010	May 26, 2012	1.25	76,059	–	–	(79,803)	3,744[3]	–
Employees	May 26, 2010	May 26, 2013	1.25	76,083	–	–	–	3,744[3]	79,827
Employees	July 28, 2010	July 28, 2012	1.28	172,323	–	(172,323)	–	–	–
Employees	July 28, 2010	July 28, 2013	1.28	172,326	–	(172,326)	–	–	–
Employees	August 16, 2010	August 16, 2012	1.25	75,000	–	–	(75,000)	–	–
Employees	August 16, 2010	August 16, 2014	1.25	75,000	–	–	–	–	75,000
Employees	March 23, 2011	March 23, 2012	2.52	581,799	–	(8,727)	(573,072)	–	–
Employees	March 23, 2011	March 23, 2013	2.52	581,799	–	(15,414)	–	(55,116)	511,269
Employees	March 23, 2011	March 23, 2014	2.52	582,009	–	(13,014)	–	(57,552)	511,443
Employees	March 29, 2012	March 29, 2013	4.43	–	243,288[4]	(2,637)	–	(2,934)[5]	237,717
Employees	March 29, 2012	March 29, 2014	4.43	–	243,366[4]	(2,640)	–	(2,934)[5]	237,792
Employees	March 29, 2012	March 29, 2015	4.43	–	243,450[4]	(2,640)	–	(2,937)[5]	237,873
Sub-total:				2,603,625	730,104	(389,721)	(860,787)	(113,985)	1,969,236
Others[2]	July 28, 2010	July 28, 2012	1.28	–	–	172,323	–	(172,323)	–
Others[2]	July 28, 2010	July 28, 2013	1.28	–	–	172,326	–	(172,326)	–
Others[2]	March 23, 2011	March 23, 2012	2.52	–	–	8,727	–	(8,727)	–
Others[2]	March 23, 2011	March 23, 2013	2.52	–	–	15,414	–	(15,414)	–
Others[2]	March 23, 2011	March 23, 2014	2.52	–	–	13,014	–	(13,014)	–
Others[2]	March 29, 2012	March 29, 2013	4.43	–	–	2,637	–	(2,637)[5]	–
Others[2]	March 29, 2012	March 29, 2014	4.43	–	–	2,640	–	(2,640)[5]	–
Others[2]	March 29, 2012	March 29, 2015	4.43	–	–	2,640	–	(2,640)[5]	–
Sub-total:				–	–	389,721	–	(389,721)	–
Total				**4,002,503**	**1,170,612**	**–**	**(1,276,634)**	**(503,706)**	**3,392,775**

76 Melco Crown Entertainment Limited **Annual Report 2012**

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2) The category “Others” represents the former employees of our Group.

(3) Reversal of cancelled restricted Shares in 2011 due to withdrawal of resignation of our employee.

(4) 5,931 restricted Shares were granted to a then newly joined employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(5) 16,722 restricted Shares granted under the 2011 Share Incentive Plan were cancelled during the year due to resignation of certain employees.

Directors’ Interests in Competing Business

As at December 31, 2012, none of the Directors or their respective associates had any competing interests in any business, which competes or may compete, either directly or indirectly with the businesses of our Company pursuant to the Listing Rules.

Substantial Interests in the Share Capital of our Company

As at December 31, 2012, the following persons/corporations had interests in five per cent or more of the issued share capital of our Company as recorded in the register required to be kept under Section 336 of the SFO. Details of the interests in the Shares or underlying Shares of our Company as notified to our Company are set out below:

Name

Capacity/ nature of interest

Number of Shares as at December 31, 2012

Approximate percentage of shareholding as at December 31, 2012

Lawrence Yau Lung Ho(1) Beneficial owner, interest of controlled corporation and deemed interest 1,127,974,454 68.03%

Sharen Sau Yan Lo(2) Interest of spouse 1,127,974,454 68.03%

Melco Leisure(3) Beneficial owner, interest of controlled corporation and deemed interest 1,118,458,086 67.46%

Melco(4) Interest of controlled corporation 1,118,458,086 67.46%

James Douglas Packer(5) Interest of controlled corporation and deemed interest 1,118,458,086 67.46%

Erica Louise Packer(6) Interest of spouse 1,118,458,086 67.46%

Crown Asia Investments(7) Beneficial owner, interest of controlled corporation and deemed interest 1,118,458,086 67.46%

Crown Entertainment Group Holdings(8) Interest of controlled corporation 1,118,458,086 67.46%

Crown(9) Interest of controlled corporation 1,118,458,086 67.46%

Capital Research and Management Company(10) Investment Manager 107,069,541 6.46%

The Capital Group Companies, Inc. (11) Interest of controlled corporation 107,069,541 6.46%

Annual Report 2012 Melco Crown Entertainment Limited 77

Notes:

(1) As at December 31, 2012, Mr. Lawrence Yau Lung Ho personally held 13,912,612 shares of Melco, representing approximately 0.91% of Melco’s shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco were held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.53%, 18.82%, 1.21% and 0.48% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 298,982,187 shares, representing approximately 19.50% of Melco’s shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 9,516,368 Shares, of which 6,535,686 Shares are subject to the share options and restricted Shares granted as at December 31, 2012.

(2) Ms. Sharen Sau Yan Lo is the spouse of Mr. Lawrence Yau Lung Ho and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. Lawrence Yau Lung Ho, under the SFO.

(3) Melco Leisure is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Crown Asia Investments pursuant to rights of first refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the new shareholders’ deed, which became effective in December 2007 (“New Shareholders’ Deed”), entered into between Melco and Crown.

(4) Melco Leisure is a direct wholly-owned subsidiary of Melco and Melco is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested as referred to in note (3) above.

(5) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested.

(6) Ms. Erica Louise Packer is the spouse of Mr. James Douglas Packer and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. James Douglas Packer, under the SFO.

(7) Crown Asia Investments is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Melco Leisure pursuant to rights of first refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders’ Deed.

(8) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown Entertainment Group Holdings is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested as referred to in note (7) above.

(9) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and Crown is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested as referred to in note (7) above.

(10) Capital Research and Management Company is a U.S. based investment adviser that manages the American Funds, a family of mutual funds.

(11) Capital Research and Management Company is a direct wholly-owned subsidiary of The Capital Group Companies, Inc. and The Capital Group Companies, Inc. is deemed or taken to be interested in 107,069,541 Shares in which Capital Research and Management Company is interested as referred to in note (10) above.

(12) The percentages are calculated on the basis of 1,658,059,295 Shares in issue as at December 31, 2012.

Directors’ Rights to Acquire Shares or Debentures

Save as disclosed in note 16 to the consolidated financial statements included in this annual report, at no time during the year was our Company, or any of its holding companies, subsidiaries or fellow subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of Shares in, or debentures of, our Company or any other body corporate.

78 Melco Crown Entertainment Limited Annual Report 2012

Directors’ Interests in Contracts of Significance

Save as disclosed below and in note 20 to the consolidated financial statements included in this annual report, no contract of significance in relation to our Group’s business to which our Company, or any of its holding companies, subsidiaries, or fellow subsidiaries, was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Continuing Connected Transactions

During the year, our Group had the following continuing connected transactions which are required to be disclosed in the annual report of our Company under Chapter 14A of the Listing Rules:

(a) Ferry Ticket Sales Agreement

Our Company entered into an agreement for sale of ferry tickets (“Ferry Ticket Sales Agreement”) in April 2007 with Shun Tak-China Travel Ship Management Limited (“STCTS”), a subsidiary of Shun Tak Holdings Limited (“Shun Tak”), which is a connected person as defined under the Listing Rules, by virtue of being a company in which the associates of our executive Director are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control of its board of directors, and its subsidiaries. Pursuant to the Ferry Ticket Sales Agreement, our Company purchased round-trip ferry tickets to/from Macau (“Ferry Ticket Transactions”) for our customers. As a bulk purchaser of ferry tickets, our Company was granted a 5% discount (“Discount”) on the net selling price of each ferry ticket we purchased. The Discount was determined on an arms’ length negotiation and by reference to prevailing market price and was given in accordance with market practice of granting discounts on bulk purchases of ferry tickets to promote STCTS’s ferry services. The above transactions are entered into and the Discount is given within the ordinary and usual course of our business and are on normal commercial terms. Our Company entered into a Ferry Ticket Sales Agreement with STCTS on November 24, 2011 in relation to the Ferry Ticket Transactions for an initial term commencing from December 7, 2011 to December 31, 2013. Unless early terminated by each of the parties by giving 30 days prior written notice, the Ferry Ticket Sales Agreement entered into in 2011 is renewable for periods of three years subject to annual price review.

The aggregate value of Ferry Ticket Transaction which took place during the year ended December 31, 2012 is within the annual cap for 2012 (which was disclosed in the listing document of our Company dated November 30, 2011), details of which are shown below:

Category

Approximate aggregate value for the year ended December 31, 2012 US$

Annual cap for the financial year ended December 31, 2012 US$

Annual cap for the financial year ended December 31, 2013 US$

Ferry Ticket Sales Agreement 2,976,000 3,845,000 4,652,000

Annual Report 2012 Melco Crown Entertainment Limited 79

(b) Annual Review of the Continuing Connected Transactions

Pursuant to Rule 14A.38 of the Listing Rules, our Company has engaged the auditor of our Company, Messrs. Deloitte Touche Tohmatsu, to conduct a review of the above continuing connected transactions for the year ended December 31, 2012 in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued a letter to the Board in respect of the Ferry Ticket Transactions and confirmed that for the year ended December 31, 2012:

(i) nothing has come to their attention that causes them to believe that the continuing connected transactions have not been approved by the Board;

(ii) nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iii) with respect to the aggregate amount of the continuing connected transactions set out in this report, nothing has come to their attention that causes them to believe that the continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the 2011 annual report made by our Company in respect of each of the continuing connected transactions.

The independent non-executive Directors have reviewed the above continuing connected transactions for the year ended December 31, 2012 and the letter issued by the auditor and confirmed that the continuing connected transactions have been entered into:

(1) in the ordinary and usual course of business of our Group;

(2) either on normal commercial terms or on terms no less favorable to our

Group than terms available to or from independent third parties; and

(3) in accordance with the relevant agreements governing the transactions on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Connected Transaction

During the year, our Group had the following connected transaction which is required to be disclosed in the annual report of our Company under Chapter 14A of the Listing Rules:

80 Melco Crown Entertainment Limited Annual Report 2012

Amendment to the Shareholders’ Agreement and New Cotai

Equity Option

On September 25, 2012, our Company entered into an amendment to the shareholders’ agreement with MCE Cotai, New Cotai, LLC and SCI. The purpose of the amendment was to facilitate the continued development, construction and funding of the Studio City project. The amendment included, among others, MCE Cotai’s agreement to purchase additional shares in SCI, up to a maximum aggregate amount of US$350 million, and New Cotai, LLC’s equity option (which may only be exercised once) to acquire up to 40% of such additional shares in SCI acquired by MCE Cotai. The New Cotai equity option was granted so that MCE Cotai and New Cotai, LLC may preserve their existing interests in SCI. In the event that New Cotai, LLC does not exercise the option, and MCE Cotai purchases all of the additional shares in SCI as provided under the amendment, New Cotai, LLC’s interest in SCI and the Studio City project will be diluted and MCE Cotai’s interest will be increased at most to approximately 67%, assuming that neither party defaults on any capital call under the originally agreed US$800 million investment commitment.

New Cotai, LLC is a substantial shareholder of SCI, which is a non-wholly owned subsidiary of our Company, therefore it is a connected person of our Company within the meaning of the Listing Rules. Hence, each of the issue of the New Cotai equity option and the entering into of the amendment constitutes a connected transaction for the Company.

The above continuing connected transactions constitute related party transactions which are set out in note 20 to the consolidated financial statements included in this annual report. Our Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of our Company were entered into or existed for the year ended December 31, 2012.

Related Party Transactions

Details of the significant related party transactions undertaken in the usual course of business are set out in note 20 to the consolidated financial statements included in this annual report.

Purchase, Sale or Redemption of our Company’s Listed Securities

During the year ended December 31, 2012, neither our Company nor any of its subsidiaries had purchased, sold or redeemed any of our Company’s listed securities.

Public Float

Based on the information that is publicly available to our Company and within the knowledge of its Directors, as at the date of this report, our Company has maintained the prescribed public float under the Listing Rules.

Annual Report 2012 Melco Crown Entertainment Limited 81

Legal and Administrative Proceedings

We are a party to certain other legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, we do not believe that such proceedings would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of our subsidiary’s branch office in Taiwan, which may pose reputational and other risks to us. In an attempt to prevent the dissipation of any potential personal gains made by these employees from such alleged violations, the Taiwanese authorities have frozen one of our deposit accounts in Taiwan, which had a balance of approximately TWD2.98 billion (equivalent to approximately US$102 million) at the time the account was frozen. We are taking actions to request the Taiwanese authorities to unfreeze the account.

Corporate Governance

Our Company is committed to maintaining a high corporate governance standard so as to ensure better transparency and protection of Shareholders’ interests. Our Company has complied with the code provisions of the Corporate Governance Code and the former Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules for the period from the listing date to December 31, 2012 except for the code provisions A.2.1 in respect of the separation of the roles of the Chairman and Chief Executive Officer and A.4.1 in respect of the appointment of non-executive Directors for specific terms.

Further information on our Company’s corporate governance practices is set out in the corporate governance report on pages 84 to 98 of this annual report.

Emolument Policy

The employees of our Group are selected, remunerated and promoted on the basis of their merit, qualifications and competence. The emoluments of the Directors are decided by our Company’s compensation committee, having regard to our Company’s operating results, individual performance and comparable market standards. Our Company has adopted the 2006 Share Incentive Plan and 2011 Share Incentive Plan, as an incentive to Directors and employees, details of the plans are set out in note 16 to the consolidated financial statements and Appendix I of this annual report.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the laws of the Cayman Islands or under the Amended and Restated Articles of Association that require our Company to offer new Shares on a pro-rata basis to our existing Shareholders.

82 Melco Crown Entertainment Limited Annual Report 2012

Audit Committee

Our Company has established an audit committee for the purpose of assisting the Board in overseeing and monitoring, among others, the integrity of the financial statements of our Company, the performance of our independent auditors, and the integrity of our systems of internal accounting and financial controls. Our Company’s audit committee consists of three members, Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of our audit committee.

Auditor

The consolidated financial statements of our Company for the year ended December 31, 2012 have been audited by Messrs. Deloitte Touche Tohmatsu, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Officer

Macau, March 27, 2013

Annual Report 2012 Melco Crown Entertainment Limited 83

Corporate Governance Report

The Directors are pleased to present this corporate governance report for the year ended December 31, 2012.

Corporate Governance Practices

Our Company is committed to conduct our business consistent with the highest standards of corporate governance practices and procedures and has adopted its own corporate governance principles and guidelines (the “Company’s Code”) to deliver these commitments. The Company’s Code was amended to fully address the principles and code provisions as set out in the Corporate Governance Code as stated in Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration of the applicable corporate governance standards of NASDAQ. In addition, our Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all code provisions in the Corporate Governance Code and the former Code on Corporate Governance Practices as stated in Appendix 14 to the Listing Rules for the year ended December 31, 2012, except for the following deviations:

Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive Directors should be appointed for a specific term, subject to re-election. Our Company has deviated from this provision in that all non-executive Directors are not appointed for a specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors’ services are appropriate given that Directors ought to be committed to representing the long term interests of our Shareholders and the retirement and re-election requirements of non-executive Directors have given the Shareholders the right to approve the continuation of non-executive Directors’ offices.

Strategic Plan

Melco Crown Entertainment is focused on developing and operating world-class gaming and entertainment resorts, with a particular focus on major gaming jurisdictions throughout Asia.

84 Melco Crown Entertainment Limited Annual Report 2012

The Company currently operates in Macau, the world’s largest casino gaming market, and aims to maximize profitability on its current diversified portfolio of assets by leveraging its various gaming and non-gaming products and amenities, maintaining a strong focus on service quality and developing and leveraging its customer base and loyalty programs.

The Company also aims to proactively identify future appropriate growth opportunities in both current and new jurisdictions, delivering a more diversified earnings stream and incremental cashflow drivers.

The Company’s core operational strategy includes delivering a differentiated and unique entertainment experience for its predominantly Asian customers, whether through excellence in service, its world-class entertainment attractions or through its high quality hotel, retail, food & beverage and gaming product offerings. This strategy is expected to build an internationally recognizable suite of quality brands which cater to a wide spectrum of customers seeking a diverse leisure and entertainment experience.

The Company also aims to maintain a strong balance sheet and flexible capital structure, enabling the Company to pursue future growth opportunities which maximize return on investment and drive long term shareholder value.

The Board of Directors - Function and Composition

Role of the Board

The Directors’ main duty is to exercise their business judgment to act in what they reasonably believe to be in the best interests of our Company and our Shareholders. The Board advises and counsels our Company’s senior management and monitors the performance of such management and the affairs of our Company.

In addition to its general oversight of management and the affairs of our Company, the Board also performs a number of specific functions, either directly or through its committees, including:

(a) selecting, evaluating and compensating our Company’s Chief Executive Officer and overseeing Chief Executive Officer succession planning;

(b) providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

(c) reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;

(d) assessing major risks facing our Company and reviewing options for their mitigation; and

(e) ensuring processes are in place for maintaining the integrity of our Company: the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

Annual Report 2012 Melco Crown Entertainment Limited 85

Board Composition

The Board comprises ten Directors, of whom one is an executive Director, five are non-executive Directors and the remaining four are independent non-executive Directors. Three of our Directors were nominated by Melco and three were nominated by Crown. The following table provides information about our Directors.

Name Position

Lawrence Yau Lung Ho Co-Chairman, Chief Executive Officer and executive Director

James Douglas Packer Co-Chairman and non-executive Director

John Peter Ben Wang Non-executive Director

Clarence Yuk Man Chung Non-executive Director

William Todd Nisbet Non-executive Director

Rowen Bruce Craigie Non-executive Director

James Andrew Charles MacKenzie Independent non-executive Director

Thomas Jefferson Wu Independent non-executive Director

Yiu Wa Alec Tsui Independent non-executive Director

Robert Wason Mactier Independent non-executive Director

None of the Board members are related to one another.

The non-executive Director and the independent non-executive Directors, all of whom are independent of the management of our Group’s businesses, are highly experienced professionals with substantial experience in areas such as legal, accounting and financial management. Their mix of skills and business experience is a major contribution to the future development of our Company. They provide a strong independent element on the Board, exercise independent judgment and ensure that matters are fully debated and that no individual or group of individuals dominates the Board’s decision making processes. In addition, they facilitate the Board to maintain a high standard of financial and other mandatory reporting and provide adequate checks and balances to safeguard the interests of Shareholders and our Company as a whole.

Director Independence

All independent non-executive Directors have met all of the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. Our Company has received from each of them an annual written confirmation on his independence and considers each of them to be independent.

86 Melco Crown Entertainment Limited Annual Report 2012

Changes in Information of Directors

Pursuant to Rule 13.51(B)(1) of the Listing Rules, the changes in information of our Directors are set out below:

Name Changes in information

Lawrence Yau Lung Ho In February 2013, Mr. Ho was appointed as a Member of the National Committee of the Chinese People’s Political Consultative Conference.

Clarence Yuk Man Chung In 2012, Mr. Chung was appointed as director of our subsidiaries as follows:

MCE (Philippines) Investments Limited

MCE (Philippines) Investments No.2 Corporation

MCE Holdings (Philippines) Corporation

MCE Holdings No.2 (Philippines) Corporation

MCE Leisure (Philippines) Corporation

MCP

Studio City Holdings Four Limited

Studio City Holdings Three Limited

Zeus Power Ventures Limited

Mr. Chung was appointed as director of Studio City Retail Services Limited in January 2013.

Name Changes in information

James Douglas Packer Mr. Packer resigned as director of Consolidated Media Holdings Limited in 2012.

William Todd Nisbet In 2012, Mr. Nisbet was appointed as director of our subsidiaries as follows:

MCE (Philippines) Investments No.2 Corporation

MCE Holdings (Philippines) Corporation

MCE Holdings No.2 (Philippines) Corporation

MCE Leisure (Philippines) Corporation

MCP

James Andrew Charles MacKenzie Mr. MacKenzie was appointed as independent director of MCP in 2012.

Annual Report 2012 Melco Crown Entertainment Limited 87

Name Changes in information

Yiu Wa Alec Tsui Mr. Tsui was appointed as independent director of MCP in 2012.

John Peter Ben Wang Mr. Wang was appointed as a non-executive director of Anxin-China Holdings Limited in September 2012. Mr. Wang resigned as non-executive Director of China Precious Metal Resources Holdings Co., Ltd. with effect from December 2012.

Thomas Jefferson Wu Mr. Wu has become a member of the Hong Kong Government’s Standing Committee on Disciplined Services Salaries and Conditions of Service with effect from January 2013. Mr. Wu has become a member of the Council of the Hong Kong Baptist University with effect from January 2013.

Rowen Bruce Craigie In 2012, Mr. Craigie was appointed as director of our subsidiaries as follows:

MCE (Philippines) Investments Limited

Zeus Power Ventures Limited

Development and Training

Directors’ training is an on-going process. Throughout the year ended December 31, 2012, our Directors received regular updates and presentations on changes and developments to our Group’s business and to the legislative and regulatory requirements in which our Group operates. A training session was organized for Directors in August 2012 to update the Directors on the Hong Kong and U.S. listing compliance requirements. Moreover, all Directors have attended other relevant training courses and self-study in relation to their continuous professional development. The Directors have also provided the Company with information regarding the trainings received and studies completed for record.

Board Meetings and Directors Attendance Records

The Board meets regularly over our Company’s affairs and operations. The Board held a total of nine meetings during the year ended December 31, 2012. The chief financial officer, the chief legal officer and the company secretary attended all Board meetings to advise on statutory compliance, legal, accounting and financial matters. All businesses transacted at the meetings were documented and the records are maintained.

88 Melco Crown Entertainment Limited Annual Report 2012

Set out below is the attendance record of each member of the Board at the Board meetings during the year ended December 31, 2012 which illustrates the attention given by the Board in overseeing our Company's affairs:

	No. of meetings attended/ held in 2012	Attendance rate
Executive Director		
Lawrence Yau Lung Ho (Co-Chairman)	8/9	88.9%
Non-executive Directors		
James Douglas Packer (Co-Chairman)	8/9	88.9%
John Peter Ben Wang	9/9	100%
Clarence Yuk Man Chung	9/9	100%
William Todd Nisbet	9/9	100%
Rowen Bruce Craigie	9/9	100%
Independent non-executive Directors		
James Andrew Charles MacKenzie	8/9	88.9%
Thomas Jefferson Wu	8/9	88.9%
Yiu Wa Alec Tsui	9/9	100%
Robert Wason Mactier	9/9	100%

General Meeting and Directors Attendance Records:

Our Company held one general meeting during the year ended December 31, 2012, which was the annual general meeting held on May 23, 2012, at which resolutions were duly passed in respect of, among others (i) the adoption of the financial statements and the directors' and auditors' reports for the year ended December 31, 2011; (ii) the re-appointment of the independent auditor; (iii) the granting of the general mandate and repurchase mandate; (iv) the re-election of Directors; (v) the adoption of the Company's Chinese company name; and (vi) the amendment of the then Amended and Restated Memorandum of Association and Articles of Association. Set out below is the attendance record of each member of the Board at the general meeting during the year ended December 31, 2012:

	No. of meetings attended/ held in 2012	Attendance rate
Executive Director		
Lawrence Yau Lung Ho (Co-Chairman)	1/1	100%
Non-executive Directors		
James Douglas Packer (Co-Chairman)	1/1	100%
John Peter Ben Wang	1/1	100%
Clarence Yuk Man Chung	1/1	100%
William Todd Nisbet	1/1	100%
Rowen Bruce Craigie	1/1	100%
Independent non-executive Directors		
James Andrew Charles MacKenzie	1/1	100%
Thomas Jefferson Wu	1/1	100%
Yiu Wa Alec Tsui	1/1	100%
Robert Wason Mactier	1/1	100%

Annual Report 2012 Melco Crown Entertainment Limited 89

Securities Dealings by Directors and Relevant Employees

The Directors and relevant employees are subject to the rules set forth in our Company’s Policy for the Prevention of Insider Trading, the terms therein are no less exacting than those contained in the Model Code. The Listing Rules require an express Model Code compliance confirmation from the directors and that the confirmation be given following a specific enquiry. All Directors have confirmed that they have complied with the required standard of dealings and code of conduct regarding securities dealings by directors as set out in the Model Code for the year ended December 31, 2012.

Delegation by the Board

The Board reserves for its decision all major matters concerning our Company. The day-to-day management, administration and operation of our Company is delegated to the Chief Executive Officer and senior management of our Company. The Board has formalized the functions reserved to the Board and those delegated to management. The functions and responsibilities delegated are subject to periodic review.

The Company has established the following Board committees to support the Company in maintaining a high corporate governance standard:

audit committee;

compensation committee; and

nominating and corporate governance committee.

The Board has delegated certain functions to these three Board committees, namely the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters.

Each Board committee, upon reasonable request is able to seek independent professional advice in appropriate circumstances, at our Company’s expense.

Audit Committee

The Board has established an audit committee in 2006, with its primary duty to assist the Board in overseeing and monitoring, among others, the integrity of the financial statements of our Company, including any relevant legal and regulatory issues, the performance of the independent auditors, and the integrity of our systems of internal accounting and financial controls, our Company’s risk management process, the effectiveness of our Company’s internal audit function and any related party and/or connected transactions.

In line with Rule 3.21 of the Listing Rules, our Company’s audit committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of the audit committee.

90 Melco Crown Entertainment Limited Annual Report 2012

Set out below is the attendance record of each member of the audit committee meetings during the year ended December 31, 2012:

No. of meetings attended/ held in 2012 Attendance rate

James Andrew Charles MacKenzie (Chairman) 11/12 91.7%

Thomas Jefferson Wu 11/12 91.7%

Yiu Wa Alec Tsui 12/12 100%

In discharging its duties, the principal work performed by the audit committee during the year and up to date of this report included the following:

In relation to financial information:

(a) review of the annual financial statements of our Group for the years ended December 31, 2011 and December 31, 2012 with recommendation to the Board for the inclusion within our Company’s annual reports;

(b) review of the quarterly unaudited financial statements and key performance indicators of our Group for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 and provide recommendations to our disclosure committee for inclusion within our Company’s quarterly earnings announcement.

In relation to relationship with independent auditor:

(a) review and approve of the engagement letters of Messrs. Deloitte Touche Tohmatsu for audit and non-audit services, the nature and scope these services, their reporting obligations, work plan and independence;

(b) review of the auditor’s performance and recommendation to the Board for re-appointment of the auditor;

In relation to financial reporting system and internal control:

(a) review of the effectiveness of the internal controls and risk management systems of our Group, after discussion with management, internal audit department and independent auditors and review of the reports associated with our program for compliance with section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404 Compliance Program”) and internal audit plan;

(b) review of internal audit reports, including the major findings and recommendations from internal audit;

(c) review and approval of internal audit work plan for the year 2013;

(d) review and approval of certain related party transactions and connected transactions carried out during the year and conducted the annual review of the continuing connected transactions, together with the independent non-executive Director who is not a member of the audit committee, as included within this annual report; and

Annual Report 2012 Melco Crown Entertainment Limited 91

(e) review of the staffing and resources of our Group’s internal audit and finance departments.

Other details of the authority, duties and responsibilities of the audit committee are available in the audit committee charter, which can be found on our Company’s website and the Stock Exchange’s website.

Compensation Committee

Our Company has established a compensation committee in 2006, with its primary duty to discharge the responsibilities of the Board relating to compensation of our executives, including by designing (in consultation with management and our Board) and evaluating the executive and Director compensation plans, policies and programs of our Company, recommending to our Board for approval.

The compensation committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. Robert Wason Mactier. Mr. Thomas Jefferson Wu is the chairman of the compensation committee.

Set out below is the attendance record of each member of the compensation committee meetings during the year ended December 31, 2012:

No. of meetings attended/ held in 2012 Attendance rate

Thomas Jefferson Wu (Chairman) 4/4 100%

Yiu Wa Alec Tsui 3/4 75%

Robert Wason Mactier 4/4 100%

In discharging its duties, principal work performed by the compensation committee includes:

(a) recommendations to the Board for approval in relation to the grant of share options to participants under the 2011 Share Incentive Plan;

(b) recommendations to the Board for approval of the compensation of the Directors, and approval of the compensation of senior management;

(c) determination, with delegated responsibility, of the remuneration packages of individual executive Directors and senior management; and

(d) assessment of performance of the executive Director.

92 Melco Crown Entertainment Limited Annual Report 2012

Other details of the authority, duties and responsibilities of the compensation committee are available in the compensation committee charter, which can be found on our Company’s website and the Stock Exchange’s website.

Nominating and Corporate Governance Committee

Our Company has established a nominating and corporate governance committee in 2006, with its primary duties to assist our Board in discharging its responsibilities regarding (i) the identification of qualified candidates to become members and chairs of the Board committees and to fill any such vacancies; (ii) oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), Hong Kong, the Cayman Islands, the SEC and NASDAQ; (iii) the development and recommendation to our Board of a set of corporate governance principles applicable to our Company; and (iv) the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The nominating and corporate governance committee comprises independent nonexecutive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. Robert Wason Mactier. Mr. Yiu Wa Alec Tsui is the chairman of the nominating and corporate governance committee.

Set out below is the attendance record of each member of the nominating and corporate governance committee meetings during the year ended December 31, 2012:

No. of meetings attended/ held in 2012 Attendance rate

Yiu Wa Alec Tsui (Chairman) 2/2 100%

Thomas Jefferson Wu 2/2 100%

Robert Wason Mactier 2/2 100%

In discharging its duties, the principal work performed by the nominating and corporate governance committee during the year included the following:

(a) considered and approved amendment of existing corporate governance policies to incorporate relevant Listing Rules requirements;

(b) considered and recommended for the Board’s approval the proposed changes to Board committees’ charters;

(c) reviewed the structure, size and composition of the Board and the Board committees;

(d) assessed the independence of the independent non-executive Directors; and

(e) nominated candidates to the Board for it to recommend them to stand for election by shareholders at the annual general meeting.

Annual Report 2012 Melco Crown Entertainment Limited 93

Other details of the authority, duties and responsibilities of the nominating and corporate governance committee are available in the nominating and corporate governance committee charter, which can be found on our Company’s website and the Stock Exchange’s website.

Directors’ and Auditors’ Responsibilities for Accounts

The Directors’ responsibilities for preparing the financial statements are set out on page 94 of this annual report and the reporting responsibilities of the external auditors are set out on pages 99 to 101 of this annual report.

Financial Reporting

The Board is accountable to the Shareholders and is committed to presenting comprehensive and timely information to the Shareholders on assessment of our Company’s performance, financial position and prospects.

Our Company voluntarily publishes quarterly unaudited financial results for the three months ended March 31 and September 30 and key performance indicators of our Group for each fiscal quarter generally within 45 days after the end of the relevant quarter to enable its Shareholders, investors and the public to better appraise the position and business performance of our Group. Such financial information is prepared in accordance with U.S. GAAP using the accounting policies applied to our Company’s interim and annual financial statements and there is no reconciliation of such information to IFRS.

Directors’ Responsibilities on the Financial Statements

The Directors acknowledge their responsibility for the presentation of financial statements which give a true and fair view of the state of affairs of our Company and our Group and the results and cash flow for each financial period. In preparing the financial statements, the Directors have to ensure that appropriate accounting policies are adopted. The financial statements are prepared on a going concern basis.

The Board’s responsibility to present a balanced, clear and understandable assessment extends to annual and interim reports, other inside information/ price-sensitive information announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

For the year ended December 31, 2012 and as the date of this annual report there were no material uncertainties relating to events or conditions that may cast significant doubt on our Company’s ability to continue as a going concern.

Internal Control

The Board has the overall responsibility for ensuring our Company maintains sound and effective internal controls to safeguard the Shareholders’ investment and our Company’s assets at all times. To fulfill this responsibility, the Directors have conducted a review of the effectiveness of the system of internal control of our Company and our subsidiaries for the year ended December 31, 2012, which covered the material controls, including financial, operational and compliance controls and risk management functions and the adequacy of resources, qualifications and experience of staff of our Company’s accounting and financial reporting function, and their training programs and budget. This review was conducted by considering the reports and recommendation received from the audit committee, given its role in providing oversight of the internal control and risk management system.

94 Melco Crown Entertainment Limited Annual Report 2012

The audit committee delivered those reports and final recommendation based on discussions held with management, the internal audit department and independent auditors and the review of work performed and reports issued by those parties in relation to the SOX 404 Compliance Program and our Group’s internal audit plan. Refer to audit committee section within this report for more information on the work performed by the audit committee and the US Corporate Governance Practices section for further details on the SOX 404 Compliance Program.

Company Secretary

Our company secretary, Ms. Stephanie Cheung, is a full time employee of the Company and has day-to-day knowledge of the Company’s affairs. The Company Secretary is responsible for advising the Board on governance matters. For the year ended December 31, 2012, the Company Secretary has attended relevant professional trainings to update her skills and knowledge. She will continue to comply with the relevant listing rules requirements to take no less than 15 hours of relevant professional trainings in each financial year.

Auditor’s Remuneration

For the year ended December 31, 2012, our Company paid approximately HK$11.4 million for services provided to us by our auditor, Messrs. Deloitte Touche Tohmatsu, comprising, HK$7.7 million for audit services and HK$3.7 million for non-audit services. Non-audit services included an interim review of our Group’s consolidated financial statements, review of certain documents associated with consent solicitation for amendment to the debenture governing the 2010 Senior Notes, the issuance of the Studio City Notes, an assurance engagement of our continuing connected transactions, agreed-upon procedures related to our preliminary annual results announcement and certain tax services.

Change in Articles of Association

The Company’s Amended and Restated Articles of Association were adopted on May 23, 2012 and are available for viewing on the websites of the Company and the Stock Exchange. The following changes have been made to the Amended and Restated Articles of Association during the year:

(a) The adoption of the Company’s Chinese name;

(b) Article 86 has been replaced by the following wordings “At any general meeting a resolution put to the vote of the meeting shall be decided by poll, except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.”; and

(c) Article 117(1)(v) “any proposal, contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in 5 per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associate is derived)” has been repealed.

Annual Report 2012 Melco Crown Entertainment Limited 95

Shareholders’ Rights

Convening of extraordinary general meeting by Shareholders

Pursuant to Article 71 of the Amended and Restated Articles of Association, the Board may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on the written requisition of any one or more Shareholders, provided that such requisitionists held as at the date of deposit of the requisition not less than 10% of the paid up capital of our Company which carries the right of voting at general meetings of our Company. Such member shall deposit at the principal office of our Company in Hong Kong, or in the event our Company ceases to have such a principal office, the head office or the registered office of our Company specifying the objects of the meeting and signed by the requisitionists.

If the Directors do not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitionists themselves or any of them representing more than one half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all expenses reasonably incurred by the requisitionists as a result of the failure of the Board shall be reimbursed to them by our Company.

Proposing a person for election as a Director of the Company

Subject to applicable legislation and regulation and pursuant to the Amended and Restated Articles of Association, if a Shareholder of the Company wishes to propose a person other than himself/herself or a retiring director for election as a Director at a general meeting of the Company, the Shareholder should deposit a signed written nomination together with a notice signed by the person to be nominated of his/her willingness to be elected which shall be given to the Company at the Company’s registered office or head office (36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong) within the 7-day period commencing the day after the dispatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

Putting forward proposals at shareholders’ meetings

Shareholders are welcomed to suggest proposals relating to the operations, strategy and/or management of the Company to be discussed at shareholders’ meeting. Shareholders who wish to put forward a proposal should convene an extraordinary general meeting by the procedures set out in the above “Convening of extraordinary general meeting by Shareholders”.

US Corporate Governance Practices

As a NASDAQ-listed company, we are also subject to other ongoing reporting obligations and requirements imposed by the SEC and NASDAQ, such as compliance with the Sarbanes-Oxley Act of 2002 (“SOX Act”). Under section 404 of the SOX Act, we are required to include a management report on the effectiveness of our internal control over financial reporting in our U.S. annual reports on Form 20-F.

96 Melco Crown Entertainment Limited Annual Report 2012

Management’s Annual Report on Internal Control Over Financial

Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934.

Our Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our Company’s internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our Company’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based on this assessment, management concluded that, as of December 31, 2012, our Company’s internal control over financial reporting is effective based on this framework.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2012, has been audited by Messrs. Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Annual Report 2012 Melco Crown Entertainment Limited 97

Investor Relations

Communication with Shareholders

Our Company has established a shareholders’ communication policy with an aim to ensure Shareholders are provided with readily, equal and timely access to information about our Company. Information will be communicated to Shareholders mainly through our Company’s financial reports (quarterly, interim and annual reports), annual general meetings and other general meetings that may be convened. Our Company will put an effort to make available all the disclosures submitted to the Stock Exchange and its corporate communications and other corporate publications on the Company’s website. A dedicated “Investor Relations” section is available on our Company’s website. Information on our website is updated on a regular basis.

Our Company regards the annual general meetings an important event and Shareholders are encouraged to participate in annual general meetings or to appoint proxies to attend and vote at meetings for and on their behalf if they are unable to attend the meetings. Shareholders may direct their questions about their shareholdings to (i) the Company’s Hong Kong registrar, Computershare Hong Kong Investor Services Limited, if Shares are registered at the Company’s Hong Kong registrar; or (ii) the Company’s Cayman Islands registrar, Intertrust Corporate Services (Cayman) Limited, if Shares are registered at the Company’s Cayman Islands registrar.

Shareholders’ Enquiries and Proposals

Enquiries from Shareholders for the Board or our Company, or proposals from Shareholders for shareholders’ meetings may be directed to us.

By post: 36th Floor, the Centrium, 60 Wyndham Street, Central, Hong Kong By fax: +852 2537 3618 By email: info@melco-crown.com

For and on behalf of the Board

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Officer

Macau, March 27, 2013

98 Melco Crown Entertainment Limited Annual Report 2012

Report of Independent Registered Public Accounting Firm

Deloitte

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2012, 2011 and 2010. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years ended December 31, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 27, 2013

Annual Report 2012 Melco Crown Entertainment Limited 99

Report of Independent Registered Public Accounting Firm

Deloitte

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

100 Melco Crown Entertainment Limited Annual Report 2012

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated March 27, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 27, 2013

Annual Report 2012 Melco Crown Entertainment Limited 101

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

December 31,

2012 2011

ASSETS

CURRENT ASSETS

Cash and cash equivalents $1,709,209 $1,158,024

Restricted cash (Note 11) 672,981 —

Accounts receivable, net (Note 3) 320,929 306,500

Amounts due from affiliated companies (Note 20(a)) 1,322 1,846

Amount due from a shareholder (Note 20(d)) — 6

Income tax receivable 266 —

Inventories 16,576 15,258

Prepaid expenses and other current assets 27,743 23,882

Total current assets 2,749,026 1,505,516

PROPERTY AND EQUIPMENT, NET (Note 4) 2,684,094 2,655,429

GAMING SUBCONCESSION, NET (Note 5) 542,268 599,505

INTANGIBLE ASSETS, NET (Note 6) 4,220 4,220

GOODWILL (Note 6) 81,915 81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 7) 88,241 72,858

RESTRICTED CASH (Note 11) 741,683 364,807

DEFERRED TAX ASSETS (Note 15) 105 24

DEFERRED FINANCING COSTS 65,930 42,738

LAND USE RIGHTS, NET (Note 8) 989,984 942,968

TOTAL ASSETS $7,947,466 $6,269,980

December 31,

2012 2011

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable (Note 9) $13,745 $12,023

Accrued expenses and other current liabilities (Note 10) 850,841 588,719

Income tax payable 1,191 1,240

Current portion of long-term debt (Note 11) 854,940 —

Amounts due to affiliated companies (Note 20(b)) 949 1,137

Total current liabilities 1,721,666 603,119

LONG-TERM DEBT (Note 11) 2,339,924 2,325,980

OTHER LONG-TERM LIABILITIES (Note 12) 7,412 27,900

DEFERRED TAX LIABILITIES (Note 15) 66,350 70,028

LAND USE RIGHTS PAYABLE (Note 19(c)) 71,358 55,301

COMMITMENTS AND CONTINGENCIES (Note 19)

102 Melco Crown Entertainment Limited Annual Report 2012

December 31,

2012 2011

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share

(Authorized — 7,300,000,000 shares as of December 31, 2012 and 2011 and issued — 1,658,059,295 and 1,653,101,002 shares as of December 31, 2012 and 2011, respectively (Note 14)) $16,581 $16,531

Treasury shares, at US$0.01 par value per share (11,267,038 and 10,552,328 shares as of December 31, 2012 and 2011, respectively (Note 14)) (113) (106)

Additional paid-in capital 3,235,835 3,223,274

Accumulated other comprehensive losses (1,057) (1,034)

Retained earnings (accumulated losses) 134,693 (282,510)

Total Melco Crown Entertainment Limited shareholders’ equity 3,385,939 2,956,155

Noncontrolling interests 354,817 231,497

Total equity 3,740,756 3,187,652

TOTAL LIABILITIES AND EQUITY $7,947,466 $6,269,980

NET CURRENT ASSETS $1,027,360 $902,397

TOTAL ASSETS LESS CURRENT LIABILITIES $6,225,800 $5,666,861

The accompanying notes are an integral part of the consolidated financial statements.

Annual Report 2012 Melco Crown Entertainment Limited 103

Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

Year Ended December 31,

2012 2011 2010

OPERATING REVENUES

Casino $3,934,761 $ 3,679,423 $ 2,550,542

Rooms 118,059 103,009 83,718

Food and beverage 72,718 61,840 56,679

Entertainment, retail and others 90,789 86,167 32,679

Gross revenues 4,216,327 3,930,439 2,723,618

Less: promotional allowances (138,314) (99,592) (81,642)

Net revenues 4,078,013 3,830,847 2,641,976

OPERATING COSTS AND EXPENSES

Casino (2,834,762) (2,698,981) (1,949,024)

Rooms (14,697) (18,247) (16,132)

Food and beverage (27,531) (34,194) (32,898)

Entertainment, retail and others (62,816) (58,404) (19,776)

General and administrative (226,980) (220,224) (199,830)

Pre-opening costs (5,785) (2,690) (18,648)

Development costs (11,099) (1,110) —

Amortization of gaming subconcession (57,237) (57,237) (57,237)

Amortization of land use rights (59,911) (34,401) (19,522)

Depreciation and amortization (261,449) (259,224) (236,306)

Property charges and others (8,654) (1,025) (91)

Total operating costs and expenses (3,570,921) (3,385,737) (2,549,464)

OPERATING INCOME $507,092 $ 445,110 $ 92,512

Year Ended December 31,

2012 2011 2010

NON-OPERATING EXPENSES

Interest income $10,958 $4,131 $404

Interest expenses, net of capitalized interest (109,611) (113,806) (93,357)

Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses (Note 10) — (4,310) —

Change in fair value of interest rate swap agreements 363 3,947 —

Amortization of deferred financing costs (13,272) (14,203) (14,302)

Loan commitment fees (1,324) (1,411) 3,811

Foreign exchange gain (loss), net 4,685 (1,771) 3,563

Other income, net 115 3,664 1,074

Listing expenses — (8,950) —

Loss on extinguishment of debt (Note 11) — (25,193) —

Costs associated with debt modification (Note 11) (3,277) — (3,310)

Total non-operating expenses (111,363) (157,902) (102,117)

INCOME (LOSS) BEFORE INCOME TAX 395,729 287,208 (9,605)

INCOME TAX CREDIT (EXPENSE) (Note 15) 2,943 1,636 (920)

NET INCOME (LOSS) 398,672 288,844 (10,525)

NET LOSS ATTRIBUTABLE TO NONCONTROLLING

INTERESTS 18,531 5,812 —

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED $417,203 $294,656 $(10,525)

104 Melco Crown Entertainment Limited Annual Report 2012

Year Ended December 31,

2012 2011 2010

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:

Basic $0.254 $0.184 $(0.007)

Diluted $0.252 $0.182 $(0.007)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:

Basic 1,645,346,902 1,604,213,324 1,595,552,022

Diluted 1,658,262,996 1,616,854,682 1,595,552,022

The accompanying notes are an integral part of the consolidated financial statements.

Annual Report 2012 Melco Crown Entertainment Limited 105

Consolidated Statements of

Comprehensive Income

(In thousands of U.S. dollars, except share and per share data)

Year Ended December 31, 2012 2011 2010

Net income (loss) $ 398,672 $ 288,844 $ (10,525)

Other comprehensive (loss) income:

Foreign currency translation adjustment 16 (149) 32

Change in fair value of interest rate swap agreements — 6,111 17,657

Change in fair value of forward exchange rate contracts 99 39 —

Reclassification to earnings upon discontinuance of hedge accounting (Note 10) — 4,310 —

Reclassification to earnings upon settlement of forward exchange rate contracts (138) — —

Other comprehensive (loss) income (23) 10,311 17,689

Total comprehensive income 398,649 299,155 7,164

Comprehensive loss attributable to noncontrolling interests 18,540 5,812 —

Comprehensive income attributable to Melco Crown Entertainment Limited $417,189 $304,967 $7,164

The accompanying notes are an integral part of the consolidated financial statements.

106 Melco Crown Entertainment Limited Annual Report 2012

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders' Equity								
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares (Note)	Amount					
BALANCE AT JANUARY 1, 2010	1,595,617,550	$ 15,956	(471,567)	$ (5)	$ 3,088,768	$ (29,034)	$ (566,641)	$ —	$ 2,509,044
Net loss for the year	—	—	—	—	—	—	(10,525)	—	(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	—	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	—	17,657
Share-based compensation (Note 16)	—	—	—	—	6,045	—	—	—	6,045
Shares issued upon restricted shares vested (Note 14)	1,254,920	12	—	—	(12)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	8,785,641	88	(8,785,641)	(88)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 14)	—	—	43,737	1	(1)	—	—	—	—
Exercise of share options (Note 14)	—	—	804,285	8	930	—	—	—	938
BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)	—	2,523,191
Net income for the year	—	—	—	—	—	—	294,656	(5,812)	288,844
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	—	39
Reclassification to earnings upon discontinuance of hedge accounting (Note 10)	—	—	—	—	—	4,310	—	—	4,310
Acquisition of assets and liabilities (Note 22(b))	—	—	—	—	—	—	—	237,309	237,309
Share-based compensation (Note 16)	—	—	—	—	8,624	—	—	—	8,624
Shares issued upon restricted shares vested (Note 14)	310,575	3	—	—	(3)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	6,920,386	69	(6,920,386)	(69)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 14)	—	—	941,648	9	(9)	—	—	—	—
Exercise of share options (Note 14)	—	—	3,835,596	38	3,912	—	—	—	3,950
Issuance of shares for conversion of shareholders' loans (Note 14)	40,211,930	403	—	—	115,020	—	—	—	115,423
BALANCE AT DECEMBER 31, 2011	1,653,101,002	16,531	(10,552,328)	(106)	3,223,274	(1,034)	(282,510)	231,497	3,187,652

Annual Report 2012 Melco Crown Entertainment Limited 107

Consolidated Statements of Shareholders’ Equity

(In thousands of U.S. dollars, except share and per share data)

Melco Crown Entertainment Limited Shareholders’ Equity

Accumulated

(Accumulated

Additional

Other

Losses)

Ordinary Shares

Treasury Shares

Paid-in

Comprehensive

Retained

Noncontrolling

Shares

Amount

Shares

Amount

Capital

Losses

Earnings

Interests

Total Equity

(Note)

Net income for the year — $— — $— $— $ — $417,203 $(18,531) $398,672

Capital contributions from noncontrolling shareholder — — — — — — — 140,000 140,000

Foreign currency translation adjustment — — — — — 16 — (9) 7

Change in fair value of forward exchange rate contracts — — — — — 99 — — 99

Reclassification to earnings upon settlement of forward exchange rate contracts — — — — — (138) — — (138)

Acquisition of assets and liabilities (Note 22(a)) — — — — — — — 1,860 1,860

Share-based compensation (Note 16) — — — — 8,973 — — — 8,973

Shares issued for future vesting of restricted shares and exercise of share options (Note 14) 4,958,293 50 (4,958,293) (50) — — — — —

Issuance of shares for restricted shares vested (Note 14) — — 1,276,634 13 (13) — — — —

Cancellation of vested restricted shares — — (6) — — — — — —

Exercise of share options (Note 14) — — 2,966,955 30 3,601 — — — 3,631

BALANCE AT DECEMBER 31, 2012 1,658,059,295 $16,581 (11,267,038) $(113) $3,235,835 $(1,057) $134,693 $354,817 $3,740,756

Note: The treasury shares represent new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

The accompanying notes are an integral part of the consolidated financial statements.

108 Melco Crown Entertainment Limited Annual Report 2012

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Year Ended December 31, 2012 2011 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss) $398,672 $ 288,844 $(10,525)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization 378,597 350,862 313,065

Amortization of deferred financing costs 13,272 14,203 14,302

Amortization of deferred interest expense 2,138 1,142 —

Amortization of discount on senior notes payable 801 723 417

Excess payment on acquisition of assets and liabilities 5,747 — —

Loss on disposal of property and equipment 887 426 176

Allowance for doubtful debts and direct write off 28,416 37,803 33,182

Loss on extinguishment of debt — 25,193 —

Written off deferred financing costs on modification of debt — — 1,992

Share-based compensation 8,973 8,624 6,043

Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses — 4,310 —

Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses (138) — —

Year Ended December 31, 2012 2011 2010

Change in fair value of interest rate swap agreements $(363) $ (3,947) $ —

Changes in operating assets and liabilities:

Accounts receivable (42,367) (69,741) (45,795)

Amounts due from affiliated companies 524 (318) (1,527)

Amount due from a shareholder 6 — —

Income tax receivable — 265 —

Inventories (1,318) (268) (5,565)

Prepaid expenses and other current assets (3,716) (9,359) 1,914

Long-term prepayments, deposits and other assets (2,679) 379 180

Deferred tax assets (81) 1 (25)

Accounts payable 1,722 3,143 64

Accrued expenses and other current liabilities 164,886 94,182 94,190

Income tax payable (313) 238 (34)

Amounts due to affiliated companies (564) 412 (689)

Amounts due to shareholders — (267) 11

Other long-term liabilities 809 777 326

Deferred tax liabilities (3,678) (2,967) 253

Net cash provided by operating activities 950,233 744,660 401,955

CASH FLOWS FROM INVESTING ACTIVITIES

Changes in restricted cash (1,047,019) (185,992) 69,137

Acquisition of property and equipment (220,480) (90,268) (197,385)

Payment for land use rights (53,830) (15,271) (29,802)

Deposits for acquisition of property and equipment (7,708) (3,962) (5,224)

Net payment for acquisition of assets and liabilities (5,315) (290,058) —

Payment for entertainment production costs (1,788) (70) (27,116)

Proceeds from sale of property and equipment 422 233 80

Net cash used in investing activities $(1,335,718) $ (585,388) $ (190,310)

Annual Report 2012 Melco Crown Entertainment Limited 109

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Year Ended December 31, 2012 2011 2010

CASH FLOWS FROM FINANCING ACTIVITIES

Payment of deferred financing costs $(30,297) $(36,135) $(22,944)

Deferred payment for acquisition of assets and liabilities (25,000) — —

Prepayment of deferred financing costs (18,812) — —

Principal payments on long-term debt (2,755) (117,076) (551,402)

Proceeds from long-term debt 868,000 706,556 592,026

Capital contribution from noncontrolling interests 140,000 — —

Proceeds from exercise of share options 3,599 4,565 —

Net cash provided by financing activities 934,735 557,910 17,680

EFFECT OF FOREIGN EXCHANGE ON CASH AND

CASH EQUIVALENTS 1,935 (1,081) —

NET INCREASE IN CASH AND CASH EQUIVALENTS 551,185 716,101 229,325

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR 1,158,024 441,923 212,598

CASH AND CASH EQUIVALENTS AT END OF YEAR $1,709,209 $1,158,024 $441,923

Year Ended December 31, 2012 2011 2010

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

Cash paid for interest (net of capitalized interest) $(102,015) $(111,656) $ (85,183)

Cash paid for tax (net of refunds) $(1,129) $(827) $ (726)

NON-CASH INVESTING AND FINANCING ACTIVITIES

Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities $60,475 $14,630 $16,885

Land use right cost funded through accrued expenses and other current liabilities and land use rights payable $69,057 $— $80 Costs of property and equipment funded through amounts due to affiliated companies $428 $52 $ —

Deferred financing costs funded through accrued expenses and other current liabilities $7,080 $778 $240

Entertainment production costs funded through accrued expenses and other current liabilities $15 $— $ —

Acquisition of assets and liabilities funded through accrued expenses and other current liabilities and other long-term liabilities $— $48,473 $ —

Settlement of shareholders’ loans through issuance of shares $— $115,442 $ —

The accompanying notes are an integral part of the consolidated financial statements.

110 Melco Crown Entertainment Limited Annual Report 2012

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

1. COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”) by way of introduction, under the stock code of “6883”. The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section to the annual report.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown (Macau) Limited (formerly known as Melco Crown Gaming (Macau) Limited) (“Melco Crown Macau”), an operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams – an integrated casino resort located at Cotai, Macau, Altira Macau – a casino hotel located at Taipa, Macau, Taipa Square Casino – a casino located at Taipa, Macau, Mocha Clubs – non-casino-based operations of electronic gaming machines in Macau, and has a 60% interest in Studio City – an integrated resort comprising entertainment, retail and gaming facilities being developed in Cotai, Macau.

On July 5, 2012, the Company, through its indirect subsidiary, MPEL Projects Limited, entered into a memorandum of agreement (the “MOA”) with SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc. and SM Development Corporation (collectively, the “SM Group”), Belle Corporation and PremiumLeisure and Amusement, Inc. (“PLAI”) (collectively, the “Philippine Parties”) for the development of an integrated resort project located within Entertainment City, Manila comprising a casino, hotel, retail and entertainment complex (the “Philippines Project”). Further to the MOA, on October 25, 2012, MCE Leisure (Philippines) Corporation (“MCE Leisure Philippines”), an indirect subsidiary of the Company, entered into a closing arrangement agreement, a cooperation agreement, a lease agreement and other related arrangements with the Philippine Parties in connection with the Philippines Project. Further information on closure of the agreements is included in Note 28(i). On December 19, 2012, the Company, through its indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Philippines Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”) acquired a majority interest in the issued share capital of Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation) (“MCP”), a company whose shares are listed on the Philippines Stock Exchange (the “PSE”). It is the Company’s intention to pursue Philippines based opportunities and operate its future Philippines businesses through MCE Leisure Philippines and MCP.

As of December 31, 2012 and 2011, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

Annual Report 2012 Melco Crown Entertainment Limited 111

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and includes applicable disclosures required by the Rules Governing the Listing of Securities on HKSE (the “Listing Rules”) and by the Hong Kong Companies Ordinance.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances.

Accordingly, actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e) Restricted Cash

The restricted cash comprises of proceeds on the Renminbi (“RMB”) 2,300,000,000 3.75% bonds, due 2013 (the “RMB Bonds”) deposited into a bank account for securing a long-term Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) as disclosed in Note 11 and proceeds from the offering of the Group’s $825,000 8.50% senior notes, due 2020 (the “Studio City Notes”) and other bank accounts that are restricted for withdrawal and payment of Studio City project costs in accordance with the terms of Studio City Notes and other associated agreement as disclosed in Note 11.

112 Melco Crown Entertainment Limited Annual Report 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Accounts Receivable and Credit Risk

Financial instruments that are potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2012 and 2011, a substantial portion of the Group’s markers were due from customers residing in foreign countries.

Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost.

Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2012 and 2011, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g) Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(h) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income.

Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Annual Report 2012 Melco Crown Entertainment Limited 113

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Property and Equipment (continued)

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification

Estimated Useful Life

Buildings

7 to 25 years or over the term

of the land use right

agreement, whichever

is shorter

Aircraft

10 years

Leasehold improvements

10 years or over the lease term,

whichever is shorter

Furniture, fixtures and equipment

2 to 10 years

Motor vehicles

5 years

Plant and gaming machinery

3 to 5 years

(i) Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, the Group’s senior secured credit facility as entered into on September 5, 2007 (the “City of Dreams Project Facility”), interest rate swap agreements, $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”), the RMB Bonds, the Deposit-Linked Loan, the City of Dreams Project Facility amended on June 30, 2011 (the “2011 Credit Facilities”), the Studio City Notes and the land premium payable for the land use right where Studio City is located. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $120,021, $116,963 and $105,180, of which $10,410, $3,157 and $11,823 were capitalized for the years ended December 31, 2012, 2011 and 2010, respectively. No amortization of deferred financing costs were capitalized during the years ended December 31, 2012, 2011 and 2010.

114 Melco Crown Entertainment Limited Annual Report 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Macau in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k) Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

(l) Impairment of Long-Lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

(m) Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $13,272, $14,203 and $14,302 were amortized during the years ended December 31, 2012, 2011 and 2010, respectively.

(n) Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(o) Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Annual Report 2012 Melco Crown Entertainment Limited 115

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue Recognition and Promotional Allowances (continued)

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel business, it is the principal and the transactions of the hotel are therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2012, 2011 and 2010 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

Year Ended December 31, 2012 2011 2010

Rooms $16,819 $12,696 $10,395

Food and beverage 39,014 28,653 27,870

Entertainment, retail and others 7,238 6,510 5,545

$63,071 $47,859 $43,810

116 Melco Crown Entertainment Limited Annual Report 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

(q) Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,024,697, $1,948,652 and $1,362,007 for the years ended December 31, 2012, 2011 and 2010, respectively.

(r) Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with Studio City since its acquisition by the Group in July 2011 as disclosed in Note 22(b), and continues to incur such costs related to Studio City and other one-off activities related to the marketing of new facilities and operations.

(s) Development Costs

Development costs include costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(t) Advertising Expenses

The Group expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $37,096, $31,556 and $45,267 for the years ended December 31, 2012, 2011 and 2010, respectively.

(u) Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

Annual Report 2012 Melco Crown Entertainment Limited 117

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Foreign Currency Transactions and Translations (continued)

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”), the Macau Pataca (“MOP”) or the Philippine Peso (“PHP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(v) Share-based Compensation Expenses

The Group issued restricted shares and share options under its share incentive plans during the years ended December 31, 2012, 2011 and 2010.

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 16.

(w) Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

118 Melco Crown Entertainment Limited Annual Report 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x) Net income (loss) attributable to the Company per share

Basic net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year.

Diluted net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to the Company per share consisted of the following:

Year Ended December 31, 2012 2011 2010

Weighted-average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to the Company per share

1,645,346,902 1,604,213,324 1,595,552,022

Incremental weighted-average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method

12,916,094 12,641,358 —

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to the

Company per share 1,658,262,996 1,616,854,682 1,595,552,022

Annual Report 2012 Melco Crown Entertainment Limited 119

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x) Net income (loss) attributable to the Company per share (continued)

During the years ended December 31, 2012 and 2011, 1,901,136 and 5,547,036 outstanding share options as at December 31, 2012 and 2011 were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive. During the year ended December 31, 2010, the Company had securities which would potentially dilute basic net loss attributable to the Company per share in the future, but which were excluded from the computation of diluted net loss attributable to the Company per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 9,377,509 ordinary shares from the assumed vesting of these restricted shares and exercise of these share options using the treasury stock method for the year ended December 31, 2010.

(y) Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility and exchange rate fluctuations for the interest payments of the RMB Bonds. The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

All outstanding interest rate swap agreements and forward exchange rate contracts expired during the year ended December 31, 2012. Further information on the Group’s outstanding financial instruments arrangements on interest rate swap agreements and forward exchange rate contracts as of December 31, 2011 are included in Note 10 and Note 11, respectively.

120 Melco Crown Entertainment Limited Annual Report 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(CONTINUED)

(z) Comprehensive Income

Comprehensive income includes net income (loss), foreign currency translation adjustments, change in the fair value of interest rate swap agreements, change in fair value of forward exchange rate contracts and reclassification to earnings upon settlement of forward exchange rate contracts and is reported in the consolidated statements of comprehensive income. On June 30, 2011, the Group amended the City of Dreams Project Facility and the accumulated losses of interest rate swap agreements were reclassified to earnings as the interest rate swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility. Further information on the amendment of the City of Dreams Project Facility is included in Note 11.

The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

As of December 31, 2012 and 2011, the Group’s accumulated other comprehensive losses consisted of the following:

December 31, 2012 2011

Foreign currency translation adjustment $ (1,057) $ (1,073)

Change in the fair value of the forward exchange rate contracts — 39 $ (1,057) $ (1,034)

(aa) Recent Changes in Accounting Standards

Newly adopted accounting pronouncement:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update to align the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The FASB update clarified existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The adoption of this amended standard was effective for the Group as of January

1, 2012 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement and not within a statement of changes in equity and amending other presentation and disclosure requirements concerning comprehensive income. In December 2011, the FASB issued an accounting standard update to defer the requirement to present reclassifications between other comprehensive income or loss and net income or loss. The Group adopted these pronouncements on January 1, 2012. The presentation of comprehensive income was retrospectively applied for all the periods presented. The adoption of these pronouncements did not have a significant effect on the Group’s consolidated financial results or disclosures. Refer to consolidated statements of comprehensive income for the required presentation.

Annual Report 2012 Melco Crown Entertainment Limited 121

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(CONTINUED)

(aa) Recent Changes in Accounting Standards (continued)

Newly adopted accounting pronouncement: (continued)

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The amended guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is “more-likely-than-not” that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s consolidated financial results or disclosures.

Recent accounting pronouncement not yet adopted:

In July 2012, the FASB issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not”

that the asset is impaired. The amended guidance is effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

December 31, 2012 2011

Casino $ 426,796 $ 385,898

Hotel 2,390 3,691

Other 5,007 3,686

Sub-total $ 434,193 $ 393,275

Less: allowance for doubtful debts (113,264) (86,775)

$ 320,929 $ 306,500

During the years ended December 31, 2012, 2011 and 2010, the Group has provided allowance for doubtful debts of $26,566, $36,871 and $32,241 and has directly written off accounts receivable of $1,850, $932 and $941, respectively.

122 Melco Crown Entertainment Limited Annual Report 2012

3. ACCOUNTS RECEIVABLE, NET (CONTINUED)

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31, 2012	2011	2010
At beginning of year	$ 86,775	$ 41,490	$ 24,227
Additional allowance	26,566	36,871	32,241
Reclassified (to) from long-term receivables, net	(77)	8,414	(14,978)
At end of year	$ 113,264	$ 86,775	$ 41,490

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group's monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31, 2012	2011
Current	$ 227,534	$ 220,141
1-30 days	51,207	41,571
31-60 days	9,842	3,344
61-90 days	1,941	2,573
Over 90 days	30,405	38,871
	$ 320,929	$ 306,500

4. PROPERTY AND EQUIPMENT, NET

	December 31, 2012	2011
Cost		
Buildings	$ 2,439,083	$ 2,439,117
Furniture, fixtures and equipment	430,941	403,577
Leasehold improvements	232,526	179,089
Plant and gaming machinery	153,660	147,084
Aircraft	54,632	—
Motor vehicles	7,629	4,273
Sub-total	$ 3,318,471	$ 3,173,140
Less: accumulated depreciation	(973,189)	(730,313)
Sub-total	$ 2,345,282	$ 2,442,827
Construction in progress	338,812	212,602
Property and equipment, net	$ 2,684,094	$ 2,655,429

As of December 31, 2012 and 2011, construction in progress in relation to City of Dreams included interest paid or payable on loans from shareholders, the City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $7,551 in each of those years.

Annual Report 2012 Melco Crown Entertainment Limited 123

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

4. PROPERTY AND EQUIPMENT, NET (CONTINUED)

As of December 31, 2012 and 2011, construction in progress in relation to Studio City included interest paid or payable on the RMB Bonds, Studio City Notes and the land premium payable for the land use right where Studio City is located and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $37,273 and $15,628, respectively.

During the years ended December 31, 2012, 2011 and 2010, additions to property and equipment amounted to $283,998, $236,555 and $119,660, respectively and disposals of property and equipment at carrying amount were $1,310, $655 and $207, respectively.

5. GAMING SUBCONCESSION, NET

December 31, 2012 2011

Deemed cost $900,000 $900,000

Less: accumulated amortization (357,732) (300,495)

Gaming subconcession, net $542,268 $599,505

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2013 through 2021, and approximately $27,135 in 2022.

6. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

124 Melco Crown Entertainment Limited Annual Report 2012

6. GOODWILL AND INTANGIBLE ASSETS, NET (CONTINUED)

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2012, 2011 and 2010.

7. LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

December 31, 2012 2011

Entertainment production costs $70,356 $68,553

Less: accumulated amortization (16,603) (9,141)

Entertainment production costs, net $53,753 $59,412

Deposits and other 32,105 11,143

Long-term receivables, net 2,383 2,303

Long-term prepayments, deposits and other assets $88,241 $72,858

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective useful life of the entertainment show, whichever is shorter.

Long-term receivables, net, represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $6,641 and $6,564 as of December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, long-term receivables of $3,854 and allowance for doubtful debts of $3,854 were reclassified to current; and current accounts receivable of $3,453 and allowance for doubtful debts of $3,931 were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

Annual Report 2012 Melco Crown Entertainment Limited 125

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

8. LAND USE RIGHTS, NET

	December 31, 2012	December 31, 2011
Altira Macau		
— Medium-term lease ("Taipa Land")	$ 143,985	$ 141,543
City of Dreams		
— Medium-term lease ("Cotai Land")	376,122	376,122
Studio City		
— Medium-term lease ("Studio City Land")	653,564	549,079
	$ 1,173,671	$ 1,066,744
Less: accumulated amortization	(183,687)	(123,776)
Land use rights, net	$ 989,984	$ 942,968

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively.

The Studio City Land was acquired upon acquisition of assets and liabilities as disclosed in Note 22(b). The cost of Studio City Land was recognized in accordance with proposed amendment terms of the land concession contract issued by the Macau Government and accepted by Studio City Developments Limited ("Studio City Developments"), an indirect subsidiary of the Company, in November 2006. In June 2012, the Group recognized an additional land premium upon Studio City Developments' acceptance of the final amendment proposal issued by the Macau Government which was published in the Macau official gazette on July 25, 2012. Further information on the final amendment proposal of Studio City Land is included in Note 19(c).

9. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31, 2012	December 31, 2011
Within 30 days	$ 10,786	$ 9,551
31–60 days	1,157	755
61–90 days	1,289	1,196
Over 90 days	513	521
	$ 13,745	$ 12,023

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2012	December 31, 2011
Construction costs payable	$ 61,350	$ 13,316
Customer deposits and ticket sales	72,141	42,832
Gaming tax accruals	197,577	169,576
Interest expenses payable	20,254	12,180
Interest rate swap liabilities	—	363
Land use rights payable	53,000	15,960
Operating expense and other accruals	119,584	100,161
Other gaming related accruals	24,524	19,643
Outstanding gaming chips and tokens	278,167	187,978
Payables for acquisition of assets and liabilities (Note 22(b))	24,244	26,710
	$ 850,841	$ 588,719

126 Melco Crown Entertainment Limited **Annual Report 2012**

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (CONTINUED)

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco Crown Macau entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and received variable interest which was based on the applicable Hong Kong Interbank Offered Rate ("HIBOR") for each of the payment date. As of December 31, 2011, the notional amounts of the outstanding interest rate swap agreements amounted to $127,892. All interest rate swap agreements expired as of December 31, 2012.

Before the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed in Note 11, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments were recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive loss until the hedged interest expenses were recognized in the consolidated statements of operations.

Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting. Accordingly, the Group reclassified the accumulated losses of $4,310 recognized in accumulated other comprehensive losses prior to the discontinuance of hedge accounting to the consolidated statements of operations. The subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations. As of December 31, 2011, the interest rate swap liabilities of $363 represented the fair values of interest rate swap agreements.

11. LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	
	2012	2011
2011 Credit Facilities	$ 1,014,729	$ 1,014,729
Studio City Notes	825,000	—
2010 Senior Notes[1]	593,967	593,166
RMB Bonds	367,645	364,807
Deposit-Linked Loan	353,278	353,278
Aircraft Term Loan	40,245	—
	$ 3,194,864	$ 2,325,980
Current portion of long-term debt	(854,940)	—
	$ 2,339,924	$ 2,325,980

Annual Report 2012 Melco Crown Entertainment Limited 127

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (CONTINUED)

City of Dreams Project Facility

On September 5, 2007, Melco Crown Macau (the “Borrower”) entered into the City of Dreams Project Facility, which was subsequently amended from time to time, with certain lenders in an aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition to the Scheduled Amortization Payments, the Borrower was also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of various amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) under the terms of the City of Dreams Project Facility.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement and the Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group and security for the indebtedness included a first-priority mortgage, security and charges over certain assets and items of the Borrowing Group as well as other customary security in accordance with the terms of the City of Dreams Project Facility. The City of Dreams Project Facility also contained certain affirmative and negative covenants customary for such financings and required the Borrowing Group to comply with certain financial covenants. In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company.

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or HIBOR plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. The Borrower recognized loan commitment fees on the City of Dream Project Facility of $461 during the year ended December 31, 2011, and a credit amount of $3,811 during the year ended December 31, 2010, which included a commitment fee of $814 and a reversal of accrual not required of $4,625.

128 Melco Crown Entertainment Limited Annual Report 2012

11. LONG-TERM DEBT (CONTINUED)

City of Dreams Project Facility (continued)

In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility, which, among other things, (i) amended the date of the first covenant test date to December 31, 2010; (ii) provided additional flexibility to the financial covenants; (iii) removed the obligation but retained the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricted the use of the net proceeds received from the issuance of 2010 Senior Notes of approximately $577,066 to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepayment of the Term Loan Facility and Revolving Credit Facility of $293,714 and $150,352, respectively, and the remaining net proceeds of $133,000 deposited in a bank account that was restricted for use to pay Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000. The Group recognized an expense of $3,310 as a result of the aforementioned debt modification.

In addition to the prepayment of the City of Dreams Project Facility in May 2010, during the years ended December 31, 2011 and 2010, the Borrower further repaid $89,158 and $35,693 and prepaid $20,896 and $71,643 of the Term Loan Facility, according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dream Project Facility on June 30, 2011 as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into by, among others, the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the Borrowing Group (the “2011 Borrowing Group”).

Annual Report 2012 Melco Crown Entertainment Limited 129

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (CONTINUED)

2011 Credit Facilities (continued)

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains substantially the same as under the City of Dreams Project Facility (although the terms of the associated security documents have been amended for consistency and/or conformity with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation:

a leverage ratio, which cannot exceed 3.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 2.50 to 1.00 for the reporting periods ending September 30, 2013 onwards;

total leverage ratio, which cannot exceed 4.50 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2013 onwards; and

130 Melco Crown Entertainment Limited Annual Report 2012

11. LONG-TERM DEBT (CONTINUED)

2011 Credit Facilities (continued)

interest cover ratio, which must be greater than or equal to 4.00 to 1.00 for the reporting periods ending September 30, 2011 onwards.

Management believes that the 2011 Borrowing Group was in compliance with all covenants of the 2011 Credit Facilities as of December 31, 2012.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail below under “Distribution of Profits”). As of December 31, 2012 and 2011, the net assets of the 2011 Borrowing Group of approximately $2,382,000 and $1,896,000, respectively were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $1,324 and $950 were recognized during the years ended December 31, 2012 and 2011, respectively.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the difference between the applicable future cash flows under the 2011 Credit Facilities compared with the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011 was in excess of 10% of such applicable future cash flows. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fee and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

As of December 31, 2012, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729) while HK$1,467,565,430 (equivalent to $188,633) of the 2011 Revolving Credit Facility remains available for future draw down.

Annual Report 2012 Melco Crown Entertainment Limited 131

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (CONTINUED)

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”, a wholly-owned subsidiary of the Company) issued and listed the 2010 Senior Notes on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes are general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance (the “Subsidiary Group Guarantors”), including Melco Crown Macau (together with the Senior Guarantors, the “2010 Senior Notes Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior subordinated secured basis. The guarantees provided by the Senior Guarantors are general obligations of the Senior Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Senior Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Senior Guarantors. The guarantees provided by the Subsidiary Group Guarantors are general obligations of the Subsidiary Group Guarantors, rank subordinated in right of payment to indebtedness of such Subsidiary Group Guarantors’ obligations under the designated senior indebtedness described in the related offering memorandum and rank senior in right of payment to any existing and future subordinated indebtedness of such Subsidiary Group Guarantors. Upon entering of the 2011 Credit Facilities, the guarantees provided under the 2010 Senior Notes were amended with the principal effect being that claims of noteholders under the 2010 Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities will rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The 2010 Senior Notes mature on May 15, 2018. Interest on the 2010 Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility’s Scheduled Amortization Payments commencing December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The 2010 Senior Notes were reflected net of discount under long-term debt in the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the 2010 Senior Notes of $14,585 as deferred financing costs.

132 Melco Crown Entertainment Limited Annual Report 2012

11. LONG-TERM DEBT (CONTINUED)

2010 Senior Notes (continued)

At any time after May 15, 2014, 2015 and 2016 and thereafter, MCE Finance may redeem some or all of the 2010 Senior Notes at the redemption prices of 105.125%, 102.563% and 100.000%, respectively, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2014, MCE Finance may redeem all or part of the 2010 Senior Notes at the redemption price set forth in the related offering memorandum plus the applicable “make-whole” premium described in the related offering memorandum plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price of 110.25% of the principal amount of the 2010 Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the related offering memorandum, MCE Finance may redeem the 2010 Senior Notes in whole, but not in part, at a price equal to 100% of the principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any one of the 2010 Senior Notes Guarantors would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the 2010 Senior Notes if the gaming authority of any jurisdiction in which the Company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires holders or beneficial owners of the 2010 Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required time period or is found unsuitable.

The indenture governing the 2010 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2012, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

In relation to aforesaid paragraphs, there are provisions under the indenture of the 2010 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2012 and 2011, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $2,500,000 and $2,018,000, respectively were restricted from being distributed under the terms of the 2010 Senior Notes.

Annual Report 2012 Melco Crown Entertainment Limited 133

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (CONTINUED)

2010 Senior Notes (continued)

MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the 2010 Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allow MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a tender offer to purchase the 2010 Senior Notes, subject to certain conditions. On February 26, 2013, $599,135 aggregate principal amount of the 2010 Senior Notes were tendered and on February 27, 2013, MCE Finance elected to redeem the remaining outstanding aggregate principal amount of the 2010 Senior Notes of $865 on March 28, 2013. Further details of the tender offer and early redemption of the 2010 Senior Notes is included in Note 28(d).

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on May 9 and November 9 of each year, commencing on November 9, 2011.

134 Melco Crown Entertainment Limited Annual Report 2012

11. LONG-TERM DEBT (CONTINUED)

RMB Bonds (continued)

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of the RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth not to be less than $1,000,000 and a maximum leverage ratio not to exceed 2.50:1.00.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs. Management believes the Company was in compliance with all covenants of the RMB Bonds as of December 31, 2012.

On March 11, 2013, the Company has completed the early redemption of the RMB Bonds in full in aggregate principal amount together with accrued interest. Further information on the redemption is included in Note 28(h).

Annual Report 2012 Melco Crown Entertainment Limited 135

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (CONTINUED)

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. During the year ended December 31, 2011, one of the RMB forward contracts was settled on November 9, 2011 and as of December 31, 2011, the fair value of the remaining forward exchange rate contract of $7 was recorded as forward exchange rate contract receivable and included in prepaid expenses and other current assets.

During the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable on November 9, 2012 at a rate of RMB1:HK$1.2201. During the year ended December 31, 2012, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 was reclassified from accumulated other comprehensive losses to interest expenses.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of December 31, 2012, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $367,645), required to be set aside for the duration of this debt was recorded as current portion of restricted cash in the consolidated balance sheets. As of December 31, 2011, the security deposit of RMB2,300,000,000 (equivalent to $364,807) was recorded as non-current portion of restricted cash in the consolidated balance sheets.

On March 4, 2013, the Company has prepaid the Deposit-Linked Loan in full in aggregate principal amount together with accrued interest and the security deposit has been released. Further information on the prepayment is included in Note 28(g).

136 Melco Crown Entertainment Limited Annual Report 2012

11. LONG-TERM DEBT (CONTINUED)

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”, formerly known as MCE Designs and Brands Limited), an indirect wholly-owned subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commencing September 27, 2012 until maturity on June 27, 2019, interest is calculated based on LIBOR plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2012, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”, an indirect subsidiary of the Company which holds 60% interest) issued and listed the Studio City Notes of $825,000 on the SGX-ST. The Studio City Notes were priced at par. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”, a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, a wholly-owned indirect subsidiary of Studio City Finance)) or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.50% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2013.

Annual Report 2012 Melco Crown Entertainment Limited 137

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (CONTINUED)

Studio City Notes (continued)

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance will use the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering have been deposited in a bank account of Studio City Finance (the “Escrow Account”), which is restricted for use and will be released upon signing of the Studio City Project Facility. Upon release from the Escrow Account, all the net proceeds will be deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and will be available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which will be deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), which is restricted for use to pay future interest payments until the opening date (as defined in the Studio City Project Facility, the “Opening Date”) of the Studio City project. Concurrent with the submission of the first utilization request under the Studio City Project Facility, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 will be released from the Note Interest Reserve Account and be deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility, and the remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”). The security agent of the Studio City Project Facility will have security over the Note Debt Service Reserve Account and the Revenue Account. As of December 31, 2012, all of the net proceeds of Studio City Notes were placed in the Escrow Account. The Group classified 12-month sum of interest due on the Studio City Notes of $70,125 in the Escrow Account as current portion of restricted cash, while the remaining amount in the Escrow Account of $741,683 was classified as non-current portion of restricted cash on the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the Studio City Notes of $21,669 as deferred financing costs.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs will be financed in the following order:

the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 will be used until it has been exhausted;

thereafter, the proceeds in the Note Proceeds Account will be used until they have been exhausted; and

thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, will be used until they have been exhausted.

138 Melco Crown Entertainment Limited Annual Report 2012

11. LONG-TERM DEBT (CONTINUED)

Studio City Notes (continued)

The Studio City Notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Studio City Notes, plus accrued and unpaid interest from the issue date through the date of redemption in the event the Studio City Project Facility are not executed on or before March 31, 2013. The Studio City Project Facility was executed on January 28, 2013.

The Studio City Notes will also be subject to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Studio City Notes, plus accrued and unpaid interest from the last interest payment date through the date of redemption in the event that the funds are not released from the Note Proceeds Account prior to the date that is one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date.

At any time prior to December 1, 2015, Studio City Finance may redeem up to 35% of the aggregate principal amount of the Studio City Notes, with the net cash proceeds of certain equity offerings at a redemption price of 108.500% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

At any time prior to December 1, 2015, Studio City Finance may also redeem all or part of the Studio City Notes at a redemption price equal to 100% of the principal amount plus the applicable premium described in the related offering memorandum plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

At any time on or after December 1, 2015, 2016, 2017 and 2018 and thereafter, Studio City Finance may redeem all or part of the Studio City Notes at the redemption prices of 106.375%, 104.250%, 102.125% and 100.000%, respectively, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

In addition, subject to certain exceptions and as more fully described in the related offering memorandum, Studio City Finance may redeem the Studio City Notes in whole, but not in part, at a price equal to 100% of the principal amount plus accrued interest and unpaid interest and additional amounts, if any, to the date fixed by Studio City Finance for redemption, if Studio City Finance or any one of the Studio City Notes Guarantors would become obligated to pay certain additional amounts as a result of certain changes in specified tax laws or certain other circumstances. Studio City Finance may also redeem the Studio City Notes if the gaming authority of any jurisdiction in which Studio City Finance or any of its affiliates (including Melco Crown Macau) conducts or proposes to conduct gaming requires holders or beneficial owners of the Studio City Notes to be licensed, qualified or found suitable under applicable gaming laws and such holders or beneficial owners, as the case may be, fails to apply or become licensed or qualified within the required time period or is found unsuitable.

Annual Report 2012 Melco Crown Entertainment Limited 139

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (CONTINUED)

Studio City Notes (continued)

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2012, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

In relation to aforesaid paragraphs, there are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its respective restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2012, the net assets of Studio City Finance and its respective restricted subsidiaries of approximately $252,000 were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On October 19, 2012, the Company, New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”, an indirect subsidiary of the Company which holds 60% interest)) and the Studio City Borrower entered into a commitment letter (the “Commitment Letter”) with certain lenders (the “Studio City Lenders”) for senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of $1,400,000 equivalent to fund the Studio City project. The Commitment Letter sets out the terms and conditions on which the Studio City Lenders are willing to arrange, manage the syndication of and underwrite the Studio City Project Facility to be provided to the Studio City Borrower. These terms and conditions include the principal terms of the Studio City Project Facility and conditions precedent to entering into the definitive agreement of the Studio City Project Facility.

140 Melco Crown Entertainment Limited Annual Report 2012

11. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility (continued)

On January 28, 2013, the definitive agreement of the Studio City Project Facility was executed with minor changes to the terms and conditions set out in the Commitment Letter. The Studio City Project Facility was denominated in Hong Kong Dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on the date which is five years after the signing date of the definitive agreement of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until the date falling 18 months after the Signing Date. The Studio City Revolving Credit Facility matures on the date which is five years after the Signing Date and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50%

per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility includes a first-priority mortgage over the land where the Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. The Studio City Project Facility contains affirmative, negative and financial covenants customary to such financings.

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements reasonably satisfactory to the Studio City Lenders to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period, which starts from the Signing Date of the definitive agreement of the Studio City Project Facility.

Annual Report 2012 Melco Crown Entertainment Limited 141

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility (continued)

In connection with the Studio City Project Facility, Studio City International procured a completion guarantee, contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, Studio City International has agreed to either maintain letters of credit (with a liability cap of $225,000) in favor of the security agent for the Studio City Project Facility or cash collateral of $225,000. These letters of credit or cash collateral are required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with.

Total interest on long-term debt consisted of the following:

	Year Ended December 31, 2012	2011	2010
Interest for City of Dreams Project Facility*	$ —	$ 13,269	$ 39,157
Interest for 2011 Credit Facilities*	21,849	13,731	—
Interest for 2010 Senior Notes**	61,500	61,500	38,438
Amortization of discount in connection with issuance of 2010 Senior Notes**	801	723	417
Interest for RMB Bonds*	13,666	8,647	—
Interest for Deposit-Linked Loan*	10,064	6,300	—
Interest for Studio City Notes**	5,844	—	—
Interest for Aircraft Term Loan**	705	—	—
	$ 114,429	$ 104,170	$ 78,012
Interest capitalized	(7,900)	(3,157)	(11,823)
	$ 106,529	$ 101,013	$ 66,189

* Long-term debt repayable within five years

** Long-term debt repayable after five years

During the years ended December 31, 2012, 2011 and 2010, the Group's average borrowing rates were approximately 5.06%, 5.50% and 6.71% per annum, respectively.

142 Melco Crown Entertainment Limited Annual Report 2012

11. LONG-TERM DEBT (CONTINUED)

Scheduled maturities of the long-term debt as of December 31, 2012 are as follows:

Year ending December 31,

2013

$854,940

2014

262,559

2015

262,749

2016

379,161

2017

6,429

Over 2017(2)

1,429,026

$3,194,864

The long-term debt are repayable as follows:

December 31,

2012

2011

Within one year or on demand

$854,940

$—

More than one year, but not exceeding two years

262,559

846,444

More than two years, but not exceeding

five years

648,339

886,370

More than five years(1)

1,429,026

593,166

$3,194,864

$2,325,980

Less: Amounts due within one year classified as current liabilities

(854,940)

—

$2,339,924

$2,325,980

Notes

(1) Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 and $6,834 as of December 31, 2012 and 2011, respectively.

(2) Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

12. OTHER LONG-TERM LIABILITIES

December 31,

2012

2011

Deferred rent liabilities

$5,591

$4,799

Retention payables

1,608

—

Other deposits received

213

196

Payables for acquisition of assets and liabilities (Note 22(b))

—

22,905

$7,412

$27,900

Annual Report 2012 Melco Crown Entertainment Limited 143

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

13. FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits and long-term receivables approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2012 and 2011, which included the 2010 Senior Notes, the RMB Bonds, the Studio City Notes, the 2011 Credit Facilities, the Deposit-Linked Loan and the Aircraft Term Loan was approximately $3,330,599 and $2,371,716 respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2010 Senior Notes, the RMB Bonds and the Studio City Notes. Fair value for the 2011 Credit Facilities, the Deposit-Linked Loan and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying values of land use rights payable and payables for acquisition of assets and liabilities as disclosed in Notes 10 and 12 approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2012 and 2011, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

144 Melco Crown Entertainment Limited Annual Report 2012

13. FAIR VALUE MEASUREMENTS (CONTINUED)

The following fair value hierarchy table presents information about the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

Quoted

Prices In Active Market for Identical Assets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Total Fair Value

Forward exchange rate contract receivable

December 31, 2012

$— $— $— $—

December 31, 2011

$ — $7

$— $7

Interest rate swap liabilities

December 31, 2012

$— $— $— $—

December 31, 2011

$— $363 $— $363

The fair value of these interest rate swap agreements and forward exchange rate contract approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements and the forward exchange rate arrangement represented a level 2 measurement in the fair value hierarchy.

14. CAPITAL STRUCTURE

Pursuant to the Company’s extraordinary general meeting held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

On November 29, 2011, the Company issued a total of 40,211,930 ordinary shares to Melco and Crown for shareholders’ loan conversion as disclosed in Note 20(c).

In connection with the Company’s restricted shares granted as disclosed in Note 16, nil, 310,575 and 1,254,920 ordinary shares were vested and issued during the years ended December 31, 2012, 2011 and 2010, respectively.

The Company issued 4,958,293, 6,920,386 and 8,785,641 ordinary shares to its depository bank for issuance to employees and Directors upon their future vesting of restricted shares and exercise of share options during the years ended December 31, 2012, 2011 and 2010 respectively. 1,276,634, 941,648 and 43,737 of these ordinary shares have been issued to employees and Directors upon vesting of restricted shares and 2,966,955, 3,835,596 and 804,285 of these ordinary shares have been issued to employees and Directors upon exercise of share options during the years ended December 31, 2012, 2011 and 2010, respectively. The balance of 11,267,038, 10,552,328 and 8,409,186 ordinary shares continue to be held by the Company for future issuance as of December 31, 2012, 2011 and 2010, respectively.

Annual Report 2012 Melco Crown Entertainment Limited 145

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

14. CAPITAL STRUCTURE (CONTINUED)

As of December 31, 2012, 2011 and 2010, the Company had 1,646,792,257, 1,642,548,674 and 1,597,248,925 ordinary shares issued and outstanding, respectively.

15. INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, in the Philippines and in other jurisdictions, respectively, during the years ended December 31, 2012, 2011 and 2010.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”) and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”) the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted for Altira Macau, Hard Rock Hotel and Crown Towers Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Group has applied for the declaration of utility purpose benefit in respect of Grand Hyatt Macau. The Macau Government has also granted to Altira Hotel a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which it is entitled to a vehicle tax holiday, provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The Macau Government is considering the grant of the same benefit on specific vehicles purchased to Crown Towers Hotel, Hard Rock Hotel and Grand Hyatt Macau. The grant of the vehicles tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

146 Melco Crown Entertainment Limited Annual Report 2012

15. INCOME TAX (CREDIT) EXPENSE (CONTINUED)

The provision for income tax consisted of:

	Year Ended December 31, 2012	2011	2010
Income tax provision for current year:			
Macau Complementary Tax	$ 203	$ 223	$ 165
Hong Kong Profits Tax	513	822	473
Profits tax in other jurisdictions	238	161	65
Sub-total	$ 954	$ 1,206	$ 703
(Over) under provision of income tax in prior years:			
Macau Complementary Tax	$ (171)	$ 3	$ (18)
Hong Kong Profits Tax	32	142	(1)
Profits tax in other jurisdictions	1	(21)	8
Sub-total	$ (138)	$ 124	$ (11)
Deferred tax (credit) charge:			
Macau Complementary Tax	$ (3,676)	$ (2,779)	$ 166
Hong Kong Profits Tax	(81)	(185)	58
Profits tax in other jurisdictions	(2)	(2)	4
Sub-total	$ (3,759)	$ (2,966)	$ 228
Total income tax (credit) expense	$ (2,943)	$ (1,636)	$ 920

A reconciliation of the income tax (credit) expense to income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31, 2012	2011	2010
Income (loss) before income tax	$ 395,729	$ 287,208	$ (9,605)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	47,487	34,465	(1,153)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(556)	242	169
(Over) under provision in prior years	(138)	124	(11)
Effect of income for which no income tax expense is payable	(714)	(575)	(258)
Effect of expense for which no income tax benefit is receivable	17,317	12,191	7,868
Effect of tax holiday granted by Macau Government	(88,491)	(69,677)	(28,069)
Change in valuation allowance	22,152	21,594	22,374
	$ (2,943)	$ (1,636)	$ 920

Annual Report 2012 Melco Crown Entertainment Limited 147

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

15. INCOME TAX (CREDIT) EXPENSE (CONTINUED)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2012, 2011 and 2010, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2012, 2011 and 2010 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for income tax in the United States of America and in the Philippines for the years ended December 31, 2012, 2011 and 2010 were provided as the subsidiaries incurred tax losses.

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on casino gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2012, 2011 and 2010, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group's consolidated net income attributable to the Company for the years ended December 31, 2012 and 2011 would have been decreased by $88,491 and $69,677, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.054 and $0.053 per share for the year ended December 31, 2012 and $0.043 and $0.043 per share for the year ended December 31, 2011, respectively, and the Group's consolidated net loss attributable to the Company for the year ended December 31, 2010 would have been increased by $28,069, and basic and diluted net loss attributable to the Company per share would have reported additional loss of $0.018 per share. Melco Crown Macau's non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The effective tax rates for the years ended December 31, 2012, 2011 and 2010 were negative rates of 0.7%, 0.6% and 9.6%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December 31, 2012, 2011 and 2010 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2012, 2011 and 2010.

The deferred tax assets and liabilities as of December 31, 2012 and 2011 consisted of the following:

	December 31, 2012	December 31, 2011
Deferred tax assets		
Net operating loss carried forwards	$ 63,022	$ 60,782
Depreciation and amortization	105	24
Deferred deductible expenses	3,089	—
Sub-total	$ 66,216	$ 60,806
Valuation allowance		
Current	$ (21,054)	$ (17,816)
Long-term	(45,057)	(42,966)
Sub-total	$ (66,111)	$ (60,782)
Total net deferred tax assets	$ 105	$ 24
Deferred tax liabilities		
Land use rights	$ (64,497)	$ (68,552)
Intangible assets	(505)	(505)
Unrealized capital allowance	(1,348)	(971)
Total net deferred tax liabilities	$ (66,350)	$ (70,028)

148 Melco Crown Entertainment Limited Annual Report 2012

15. INCOME TAX (CREDIT) EXPENSE (CONTINUED)

As of December 31, 2012 and 2011, valuation allowance of $66,111 and $60,782 were provided, respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2012, adjusted operating tax loss carry forwards, amounting to $175,451, $159,304 and $183,885 will expire in 2013, 2014 and 2015, respectively. Adjusted operating tax loss carried forwards of $142,678 has expired during the year ended December 31, 2012.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $1,150,000 at December 31, 2012 are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $138,000.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2012 and 2011, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the United States of America and the Philippines are 6 years, 5 years, 3 years and 3 years, respectively.

Annual Report 2012 Melco Crown Entertainment Limited 149

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Group grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of HKSE on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share was granted under the 2006 Share Incentive Plan during the year ended December 31, 2012.

Share Options

The Group granted ordinary share options to certain personnel under the 2006 Share Incentive Plan during the years ended December 31, 2011 and 2010 with the exercise price determined at the closing price of the date of grant. These ordinary share options became exercisable over different vesting periods ranging from immediately vested on date of grant to four years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant, except for options granted in the exchange program as described below which have exercise period ranging from 7.7 to 8.3 years.

During the year ended December 31, 2009, the Board of Directors of the Company approved a proposal to allow for a one-time share option exchange program, designed to provide eligible employees an opportunity to exchange certain outstanding underwater share options for a lesser amount of new share options to be granted with lower exercise prices. Share options eligible for exchange were those that were granted on or prior to April 11, 2008 under the 2006 Share Incentive Plan. A total of approximately 5.4 million eligible share options were tendered by employees, representing 94% of the total share options eligible for exchange. The Group granted an aggregate of approximately 3.6 million new share options in exchange for the eligible share options surrendered. The exercise price of the new share options was $1.43, which was the closing price of the Company’s ordinary share on the grant date. No incremental share option expense was recognized for the exchange because the fair value of the new options, using Black-Scholes valuation model, was approximately equal to the fair value of the surrendered options they replaced. The significant assumptions used to determine the fair value of the new options includes expected dividend of nil, expected stock price volatility of 87.29%, risk-free interest rate of 2.11% and expected average life of 5.6 years.

150 Melco Crown Entertainment Limited Annual Report 2012

16. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Share Options (continued)

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2006 Share Incentive Plan was estimated at the date of grant using the following weighted-average assumptions:

December 31,

2011 2010

Expected dividend yield — —

Expected stock price volatility 81.87% 79.24%

Risk-free interest rate 2.07% 1.78%

Expected average life of options (years) 5.1 5.5

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2012, and changes during the years ended December 31, 2012, 2011 and 2010 are presented below:

Number of Share Options

Weighted-Average Exercise Price per Share

Weighted-Average Remaining Contractual Term

Aggregate Intrinsic Value

Outstanding at

January 1, 2010 22,342,398 $1.26

Granted 4,266,174 $1.17

Exercised (804,285) $1.17

Forfeited (5,169,216) $1.27

Expired (181,578) $4.48

Outstanding at

December 31, 2010 20,453,493 $1.22

Granted 5,150,946 $2.52

Exercised (3,835,596) $1.03

Forfeited (783,423) $1.52

Expired (68,958) $4.40

Outstanding at

December 31, 2011 20,916,462 $1.55

Exercised (2,966,955) $1.22

Forfeited (1,110,843) $1.63

Expired (6,510) $1.01

Outstanding at

December 31, 2012 16,832,154 $1.61 6.53 $67,447

Exercisable at

December 31, 2012 11,707,977 $1.44 6.15 $48,829

Annual Report 2012 Melco Crown Entertainment Limited 151

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Share Options (continued)

A summary of share options vested and expected to vest under the 2006 Share Incentive Plan at December 31, 2012 are presented below:

Vested

Number of Share Options

Weighted-Average Exercise Price per Share

Weighted-Average Remaining Contractual Term

Aggregate Intrinsic Value

Range of exercise prices per share ($1.01 — $5.06) (Note) 11,707,977 $1.44 6.15 $48,829

Note: 3,673,901 share options vested and 6,510 share options expired during the year ended December 31, 2012.

Expected to Vest

Number of Share Options

Weighted-Average Exercise Price per Share

Weighted-Average Remaining Contractual Term

Aggregate Intrinsic Value

Range of exercise prices per share ($1.01 — $2.52) 5,124,177 $1.98 7.39 $18,618

The weighted-average fair value of share options granted under the 2006 Share Incentive Plan during the years ended December 31, 2011 and 2010 were $1.67 and $0.84, respectively. Share options of 2,966,955, 3,835,596 and 804,285 were exercised and proceeds amounted to $3,632, $3,950 and $938 were recognized during the years ended December 31, 2012, 2011 and 2010, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2012, 2011 and 2010 were $13,022, $8,348 and $767, respectively. As of December 31, 2012, there was $3,927 unrecognized compensation costs related to unvested share options under the 2006 Share Incentive Plan and the costs were expected to be recognized over a weighted-average period of 1.14 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2006 Share Incentive Plan during the years ended December 31, 2011 and 2010. These restricted shares have a vesting period ranging from immediately vested on date of grant to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ordinary share at the date of grant.

152 Melco Crown Entertainment Limited Annual Report 2012

16. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Restricted Shares (continued)

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2012, and changes during the years ended December 31, 2012, 2011 and 2010 are presented below:

Number of Restricted Shares

Weighted-Average Grant Date Fair Value

Unvested at January 1, 2010 3,246,031 $1.41

Granted 1,463,151 1.38

Vested (1,298,657) 1.67

Forfeited (761,466) 1.27

Unvested at December 31, 2010 and

January 1, 2011 2,649,059 $1.31

Granted 2,908,383 2.52

Vested (1,252,223) 1.07

Forfeited (302,716) 1.97

Unvested at December 31, 2011 and January 1, 2012 4,002,503 $2.22

Vested (1,276,634) 2.49

Forfeited (486,984) 1.66

Unvested at December 31, 2012 2,238,885 $2.19

The total fair values at date of grant of the restricted shares under the

2006 Share Incentive Plan vested during the years ended December 31, 2012, 2011 and 2010 were $3,181, $1,339 and $2,166, respectively. As of December 31, 2012, there was $2,761 of unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan and the costs are expected to be recognized over a weighted-average period of 1.21 years.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares, etc. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. There was no share option or restricted share granted during the year ended December 31, 2011. As of December 31, 2012 and 2011, 96,894,814 and 100,000,000 shares remain available for the grant of various share based awards under the 2011 Share Incentive Plan, respectively.

Annual Report 2012 Melco Crown Entertainment Limited 153

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the year ended December 31, 2012 with the exercise price determined at the closing price on the date of grant. These share options became exercisable over a vesting period of three years. The share options granted expire 10 years after the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted-average assumptions for options granted during the year ended December 31, 2012:

Expected dividend yield —

Expected stock price volatility 67.82%

Risk-free interest rate 1.01%

Expected average life of options (years) 5.1

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2012, and changes during the year ended December 31, 2012 are presented below:

Number of Share Options

Weighted-Average Exercise Price per Share

Weighted-Average Remaining Contractual Term

Aggregate Intrinsic Value

Outstanding at January 1, 2012 — $—

Granted 1,934,574 4.70

Forfeited (33,438) 4.70

Outstanding at December 31, 2012 1,901,136 $4.70 9.25 $1,743

As of December 31, 2012, no share options granted under 2011 Share Incentive Plan were vested and exercisable.

A summary of share options expected to vest under the 2011 Share Incentive Plan at December 31, 2012 are presented below:

Expected to Vest

Number of Share Options

Weighted-Average Exercise Price per Share

Weighted-Average Remaining Contractual Term

Aggregate Intrinsic Value

Exercise price per share ($4.70) 1,901,136 $4.70 9.25 $1,743

154 Melco Crown Entertainment Limited Annual Report 2012

16. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Share Options (continued)

The weighted-average fair value of share options granted under the 2011 Share Incentive Plan during the year ended December 31, 2012 was $2.44. As of December 31, 2012, there was $3,466 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted-average period of 2.24 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the year ended December 31, 2012. These restricted shares have a vesting period of three years. The grant date fair value is determined with reference to the market closing price of the Company’s ordinary share at the date of grant.

A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of December 31, 2012, and changes during the year ended December 31, 2012 are presented below:

Number of Restricted Shares

Weighted-Average Grant Date Fair Value

Unvested at January 1, 2012 — $—

Granted 1,170,612 4.43

Forfeited (16,722) 4.43

Unvested at December 31, 2012 1,153,890 $4.43

No restricted shares under the 2011 Share Incentive Plan were vested during the year ended December 31, 2012. As of December 31, 2012, there was $3,811 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted-average period of 2.24 years.

The impact of share options and restricted shares for the years ended December 31, 2012, 2011 and 2010 recognized in the consolidated financial statements were as follows:

Year Ended December 31,

2012 2011 2010

2006 Share Incentive Plan

Share options $4,033 $5,570 $4,439

Restricted shares 2,464 3,054 1,606

Subtotal $6,497 $8,624 $6,045

2011 Share Incentive Plan

Share options $1,179 $— $—

Restricted shares 1,297 — —

Subtotal $2,476 $— $—

Total share-based compensation expenses

$8,973 $8,624 $6,045

Less: share-based compensation expenses capitalized in construction in progress — — (2)

Share-based compensation recognized in general and administrative expenses $8,973 $8,624 $6,043

Annual Report 2012 Melco Crown Entertainment Limited 155

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

17. EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau, Hong Kong and certain other jurisdictions.

Macau

Employees employed by the Group in Macau are members of government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. The only obligation of the Group with respect to the SSF Scheme operated by the Macau Government is to make the required contributions under the scheme.

Hong Kong

Employees employed by the Group in Hong Kong are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group. With effect from June 1, 2012, the maximum monthly contribution by both employee and employer is increased from HK$1,000 to HK$1,250. With this increase, for these employees, with exception of executive officers, the Group’s and the employees’ contributions to the MPF Scheme are each set at 5% of the employees’ relevant income up to a maximum of HK$1,250 per employee per month. For executive officers, the employees’ contributions to the MPF Scheme are set at 5% of the employees’ salaries up to a maximum of HK$1,250 per employee per month. The Group’s contribution to the MPF Scheme is set at 10% of the employees’ base salaries. The excess of contributions over the Group’s mandatory portion, which is 5% of the employees’ salaries up to a maximum of HK$1,250 per employee per month, are treated as the Group’s voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. The Group’s contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of the Group by independent trustees.

Other Jurisdictions

The Group’s subsidiaries in certain other jurisdiction operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

During the years ended December 31, 2012, 2011 and 2010, the Group’s contributions into the defined contribution plans were $5,303, $5,414 and $5,070, respectively.

18. DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2012 and 2011, the balance of the reserve amounted to $31,201 and $3, respectively.

156 Melco Crown Entertainment Limited Annual Report 2012

18. DISTRIBUTION OF PROFITS (CONTINUED)

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries would then be able to pay dividends if they satisfied certain financial tests and conditions.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the 2010 Senior Notes and the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and Studio City Finance, respectively and their respective restricted subsidiaries.

During the years ended December 31, 2012, 2011 and 2010, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

19. COMMITMENTS AND CONTINGENCIES

(a) Capital Commitments

As of December 31, 2012, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling $743,263.

(b) Lease Commitments and Other Arrangements

Operating Leases — As a lessee

The Group leases office space, Mocha Clubs sites and staff quarters under non-cancellable operating lease agreements that expire at various dates through June 2022. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2012, 2011 and 2010, the Group incurred rental expenses amounting to $18,573, $16,944 and $15,373, respectively which consisted of minimum rental expenses of $15,003, $16,944 and $15,373 and contingent rental expenses of $3,570, nil and nil, respectively.

As of December 31, 2012, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,

2013 $9,817

2014 5,031

2015 3,851

2016 2,686

2017 2,286

Over 2017 9,859

$33,530

Annual Report 2012 Melco Crown Entertainment Limited 157

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b) Lease Commitments and Other Arrangements (continued)

As grantor of operating and right to use arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the City of Dreams site with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2012, 2011 and 2010, the Group received contingent fees amounting to $22,906, $18,053 and $12,801, respectively.

As of December 31, 2012, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,

2013 $12,530

2014 11,816

2015 6,353

2016 1,551

2017 163

$32,413

The total minimum future fees do not include the escalated contingent fee clauses.

(c) Other Commitments

Gaming subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i) To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii) To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

158 Melco Crown Entertainment Limited Annual Report 2012

19. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Gaming subconcession (continued)

iii) To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv) To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v) To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi) Melco Crown Macau must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 19(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

Land concession contracts

The Company’s subsidiaries have entered into concession contracts for the land on which our Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the Macau Government, and impose special development conditions. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Annual Report 2012 Melco Crown Entertainment Limited 159

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Land concession contracts (continued)

Altira Macau

In March 2006, the Macau Government granted the Taipa Land on which Altira Macau is located to Altira Developments Limited (“Altira Developments”), an indirect subsidiary of the Company.

The land premium of approximately $18,685 was fully paid in July 2006, a guarantee deposit of approximately $20 was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately $171 per annum are payable. As of December 31, 2012, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the remaining term of the land concession contract was $3,110.

In January 2013, Altira Developments accepted an initial terms for the revision of the land lease agreement of the Taipa Land, further details is disclosed in Note 28(a).

City of Dreams

In August 2008, the Macau Government granted the Cotai Land on which City of Dreams is located to Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”) and Melco Crown Macau. The initial land premium is approximately $105,091, of which approximately $96,810 have been paid as of December 31, 2012, and the remaining amount of approximately $8,281, accruing with 5% interest per annum, is due to be paid in

February 2013. A guarantee deposit of approximately $424 was also paid upon acceptance of the land lease terms in February 2008. Melco Crown (COD) Developments applied for an amendment to the land concession contract in 2009 to increase the total developable gross floor area and the purpose of such area. The amendment required an additional land premium of approximately $32,118 which was fully paid in March 2010, and revised government land use fees to approximately $1,185 per annum. This amendment process was completed on September 15, 2010. As of December 31, 2012 and 2011, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $8,281 and $15,960, and in land use rights payable in an amount of nil and $8,281, respectively. As of December 31, 2012, the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the remaining term of the land concession contract was $24,384.

In February 2013, the Macau Government issued a land grant amendment proposal to Melco Crown (COD) Developments for the Cotai Land in respect of its amendment request applied in 2011. In March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the land grant amendment proposal, further details of the amendment proposal is included in Note 28(f).

160 Melco Crown Entertainment Limited Annual Report 2012

19. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Land concession contracts (continued)

Studio City

In October 2001, the Macau Government granted the Studio City Land on which Studio City is located to Studio City Developments.

In accordance with the terms of the land concession contract,

a land premium of approximately $2,910 was paid in 2005,

a guarantee deposit of approximately $105 was made and

government land use fees of approximately $105 per annum are payable. Since 2005, the land concession contract has been in the process of being amended.

In November 2006, the Macau Government issued a proposed amendment which was accepted by Studio City Developments that required an additional land premium of approximately $70,581 and the government land use fees would be revised to approximately $326 per annum during the development period of Studio City and approximately $527 per annum after the development period. An additional guarantee deposit of approximately $326 was paid upon acceptance of the land lease terms and conditions proposed by the Macau Government. Approximately $23,561 of the additional land premium was paid in 2006 and the remaining amount of approximately $47,020 would be due in five biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid within six months from the date the amended contract would be published in the Macau official gazette. The November 2006 proposed amendment was not published and since that date other amendments have been requested and are in progress with the Macau Government.

On July 25, 2012, an amendment to the land concession contract was published in the Macau official gazette. This amendment reflected an increase in the gross floor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. The amendment also revised the land premium to approximately $174,954 and revised the government land use fees to approximately $490 per annum during the development period of Studio City and approximately $1,131 per annum after the development period. Studio City Developments accepted the final amendment proposal on June 13, 2012, paid an additional guarantee deposit of approximately $490 to the Macau Government on June 12, 2012 and an additional land premium of approximately $35,316 on June 6, 2012. Apart from the land premium of approximately $23,561 which was paid in 2006, the remaining amount of revised land premium of approximately $116,077 will be due in five biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid within six months from the above mentioned date of publication of the amended contract in the Macau official gazette.

Annual Report 2012 Melco Crown Entertainment Limited 161

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Land concession contracts (continued)

Studio City (continued)

As of December 31, 2012 and 2011, the Group’s total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $44,719 and nil, and in land use right payable in an amount of $71,358 and $47,020, respectively. As of December 31, 2012, the Group’s total commitment for government land use fees for the Studio City site to be paid during the remaining term of the land concession contract was $12,033.

(d) Guarantees

Except as disclosed in Note 11 to the consolidated financial statements, the Group has made the following significant guarantees as of December 31, 2012:

Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 19(c)(vi) to the consolidated financial statements.

The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 11, the Company and the Studio City Borrower (on a joint and several basis) and New Cotai Investments (on a several basis) provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents (“Studio City Mandate Documents”), such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. The indemnity does not apply to the Company in respect of any breach by New Cotai Investments of the Studio City Mandate Documents (and vice versa). The Company’s obligations under the indemnity will cease to have effect upon an amount of not less than $500,000 of equity contributions having been made and received by the Studio City Borrower from its shareholders. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has agreed to indemnify New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

(e) Litigation

As of December 31, 2012, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

162 Melco Crown Entertainment Limited Annual Report 2012

20. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012, 2011 and 2010, the Group entered into the following significant related party transactions:

Year Ended December 31,

Related companies

Nature of transactions

2012

2011

2010

Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules

Chin Son, Limited(1)

Purchase of property and equipment

$ —

$ 1,756

$ —

Crown’s subsidiary

Consultancy fee expense

428

461

298

Management fee expense

—

—

3

Office rental expense

—

—

3

Purchase of property and equipment

351

307

—

Service fee expense(3)

—

—

(24)

Software license fee expense

312

—

—

Other service fee income

43

43

14

Rooms and food and beverage income

—

—

3

Lisboa Holdings Limited(1)

Office rental expense

1,157

1,493

1,106

Annual Report 2012 Melco Crown Entertainment Limited 163

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS (CONTINUED)

Related companies	Nature of transactions	Year Ended December 31, 2012	2011	2010
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules (continued)				
Melco's subsidiaries and its associated companies	Advertising and promotional expenses	$ 5	$ 9	$ —
	Consultancy fee expense	483	509	570
	Management fee expense	14	14	14
	Office rental expense	586	533	533
	Operating and office supplies expenses	32	68	160
	Purchase of property and equipment	1,479	186	1,287
	Repairs and maintenance expenses	—	—	236
	Service fee expense[4]	646	502	524
	Other service fee income	345	307	254
	Rooms and food and beverage income	161	221	13
Melco Crown Entertainment Charity Association ("MCE Charity Association")[2]	Donation expense	—	120	—
Shun Tak Holdings Limited and its subsidiaries (referred to as "Shun Tak Group")[1]	Office rental expense	136	124	212
	Operating and office supplies expenses	20	20	18
	Purchase of property and equipment	—	6	—
	Repairs and maintenance expenses	3	—	—
	Traveling expense[5] [6]	2,976	2,794	2,750
	Rooms and food and beverage income	77	445	64

164 Melco Crown Entertainment Limited **Annual Report 2012**

20. RELATED PARTY TRANSACTIONS (CONTINUED)

Year Ended December 31,

Related companies

Nature of transactions

2012

2011

2010

Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules (continued)

Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)

Traveling expense

$ 1,711

$ 2,008

$ 1,433

Sociedade de Jogos de Macau S.A. (“SJM”)(1)

Office rental expense

—

—

158

Traveling expense capitalized in construction

in progress(5)

1

2

—

Traveling expense recognized as expense(5)

327

482

—

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (the “STDM Group”)(1)

Advertising and promotional expenses

88

116

75

Office rental expense

1,404

807

259

Service fee expense

216

113

—

Traveling expense capitalized in construction

in progress(5)

8

—

3

Traveling expense recognized as expense(5)

33

115

792

Annual Report 2012 Melco Crown Entertainment Limited 165

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS (CONTINUED)

Year Ended December 31,

Related companies

Nature of transactions

2012

2011

2010

Transactions with affiliated companies that did not constitute connected transactions under Chapter 14A of the Listing Rules

MGM Grand Paradise Limited(1)

Operating and office supplies expenses

$ —

$ —

$ 3

Transactions with shareholders that constituted connected transactions under Chapter 14A of the Listing Rules

Crown

Consultancy fee capitalized in

deferred financing costs

222

—

—

Interest expense

—

97

86

Other service fee income

—

4

—

Rooms and food and beverage income

—

39

—

Melco

Development costs

3,000

—

—

Interest expense

—

174

156

Other service fee income

—

—

23

Rooms and food and beverage income

—

15

39

166 Melco Crown Entertainment Limited Annual Report 2012

20. RELATED PARTY TRANSACTIONS (CONTINUED)

Notes

(1) Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.

(2) An association of which certain subsidiaries of the Company are directors.

(3) The negative amount including reversal of over-accrual of related expense during the year.

(4) The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(5) Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(6) The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

(a) Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses as of December 31, 2012 and 2011 are as follows:

December 31,

2012

2011

Melco’s subsidiary and its associated company

$ 1,312

$ 1,744

Shun Tak Group

10

102

$ 1,322

$ 1,846

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2012 and 2011 were $1,740 and $1,841, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2012 and 2011 were $4 in each of those years.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2012 and 2011 were $110 and $236, respectively.

The outstanding balances due from affiliated companies as of December 31, 2012 and 2011 as mentioned above are unsecured, non-interest bearing and repayable on demand.

Annual Report 2012 Melco Crown Entertainment Limited 167

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) *Amounts Due To Affiliated Companies*

The outstanding balances arising from operating expenses as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Crown's subsidiary	$ 12	$ 18
Melco's subsidiaries and its associated company	369	179
MCE Charity Association	—	120
Shun Tak Group	283	304
SJM	71	113
Sky Shuttle	159	302
STDM Group	55	101
	$ 949	$ 1,137

The outstanding balances due to affiliated companies as of December 31, 2012 and 2011 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c) *Loans From Shareholders*

Melco and Crown provided loans to the Company mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams. The maximum amount of outstanding loan balances due to Melco and Crown during the year ended December 31, 2011 was HK$578,577,752 (equivalent to $74,367) and HK$501,157,031 (equivalent to $64,416), respectively.

The loan provided by Melco was unsecured, interest bearing at 3-month HIBOR per annum, except for the period from May 16, 2008 to May 15, 2009 which was interest bearing at 3-month HIBOR plus 1.5% per annum, and would have been repayable in May 2012; and the loan provided by Crown was unsecured, interest bearing at 3-month HIBOR per annum and would have been repayable in May 2012.

On November 18, 2011, Melco and Crown agreed to convert their respective shareholder loans into equity. They entered into a series of agreements, pursuant to which, on November 29, 2011:

- Melco transferred by novation HK$180,000,000 (equivalent to $23,136) of the outstanding loan balances owed to Melco by the Company to Crown. On completion of the novation, the Company was indebted to Melco in the sum of HK$398,577,752 (equivalent to $51,231) and Crown in the sum of HK$501,157,031 (equivalent to $64,416).

- Each of Melco and Crown agreed to convert outstanding loan balances owed by the Company to them into shares. The Company issued a total of 40,211,930 ordinary shares in connection with the shareholder loan conversion, based on a conversion price of $2.87 per share.

Subsequent to the shareholder loans conversion into equity as mentioned above, there were no loans from Melco and Crown as of December 31, 2012 and 2011.

168 Melco Crown Entertainment Limited **Annual Report 2012**

20. RELATED PARTY TRANSACTIONS (CONTINUED)

(d) *Amount Due From A Shareholder*

The amount of $6 due from Melco as of December 31, 2011, arising from operating income received, was unsecured, non-interest bearing and repayable on demand.

21. SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino, the Philippines Project which is currently in an early phase of development and MCP which had no revenue and incurred insignificant expenses during the year ended December 31, 2012, were included within Corporate and Others. During the years ended December 31, 2012, 2011 and 2010, all revenues were generated in Macau.

Total Assets

	December 31,		
	2012	2011	2010
Mocha Clubs	$ 176,830	$ 174,404	$ 145,173
Altira Macau	617,847	577,145	571,504
City of Dreams	3,147,322	3,103,458	3,202,692
Studio City	1,844,706	713,637	—
Corporate and Others	2,160,761	1,701,336	965,071
Total consolidated assets	$ 7,947,466	$ 6,269,980	$ 4,884,440

Capital Expenditures

	Year Ended December 31,		
	2012	2011	2010
Mocha Clubs	$ 5,951	$ 23,558	$ 13,140
Altira Macau	7,105	6,662	7,784
City of Dreams	99,416	39,774	94,279
Studio City	115,385	713,253	—
Corporate and Others	56,141	2,387	4,457
Total capital expenditures	$ 283,998	$ 785,634	$ 119,660

For the years ended December 31, 2012, 2011 and 2010, there was no single customer that contributed more than 10% of the total revenues.

Annual Report 2012 Melco Crown Entertainment Limited 169

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

21. SEGMENT INFORMATION (CONTINUED)

The Group's segment information on its results of operations for the following years is as follows:

	Year Ended December 31, 2012	2011	2010
NET REVENUES			
Mocha Clubs	$ 143,260	$ 131,934	$ 111,984
Altira Macau	966,770	1,173,930	859,755
City of Dreams	2,920,912	2,491,383	1,638,401
Studio City	160	—	—
Corporate and Others	46,911	33,600	31,836
Total net revenues	$ 4,078,013	$ 3,830,847	$ 2,641,976
ADJUSTED PROPERTY EBITDA[1]			
Mocha Clubs	$ 36,065	$ 40,475	$ 29,831
Altira Macau	154,697	246,300	133,679
City of Dreams	805,719	594,440	326,338
Studio City	(670)	(300)	—
Total adjusted property EBITDA	995,811	880,915	489,848
OPERATING COSTS AND EXPENSES			
Pre-opening costs	(5,785)	(2,690)	(18,648)
Development costs	(11,099)	(1,110)	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(59,911)	(34,401)	(19,522)
Depreciation and amortization	(261,449)	(259,224)	(236,306)
Share-based compensation	(8,973)	(8,624)	(6,043)
Property charges and others	(8,654)	(1,025)	(91)
Corporate and Others expenses	(75,611)	(71,494)	(59,489)
Total operating costs and expenses	(488,719)	(435,805)	(397,336)
OPERATING INCOME	$ 507,092	$ 445,110	$ 92,512

	Year Ended December 31, 2012	2011	2010
NON-OPERATING EXPENSES			
Interest income	$ 10,958	$ 4,131	$ 404
Interest expenses, net of capitalized interest	(109,611)	(113,806)	(93,357)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	(4,310)	—
Change in fair value of interest rate swap agreements	363	3,947	—
Amortization of deferred financing costs	(13,272)	(14,203)	(14,302)
Loan commitment fees	(1,324)	(1,411)	3,811
Foreign exchange gain (loss), net	4,685	(1,771)	3,563
Other income, net	115	3,664	1,074
Listing expenses	—	(8,950)	—
Loss on extinguishment of debt	—	(25,193)	—
Costs associated with debt modification	(3,277)	—	(3,310)
Total non-operating expenses	(111,363)	(157,902)	(102,117)
INCOME (LOSS) BEFORE INCOME TAX	395,729	287,208	(9,605)
INCOME TAX CREDIT (EXPENSE)	2,943	1,636	(920)
NET INCOME (LOSS)	398,672	288,844	(10,525)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	18,531	5,812	—
NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$ 417,203	$ 294,656	$ (10,525)

170 Melco Crown Entertainment Limited **Annual Report 2012**

21. SEGMENT INFORMATION (CONTINUED)

Note

(1) “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

22. ACQUISITION OF SUBSIDIARIES

(a) Acquisition of MCP

On December 7, 2012, the Company, through its indirect subsidiaries, MCE Philippines Investments and MCE Investments No.2 (collectively referred to as the “Buyers”), entered into an acquisition agreement (the “Acquisition Agreement”) with two independent third parties, Interpharma Holdings & Management Corporation and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Proposed Acquisition”). Prior to completion of the Proposed Acquisition on December 19, 2012, MCP sold its two operating subsidiaries, Interphil Laboratories, Inc. and Lancashire Realty Holding Corporation, to the Selling Shareholders (or their affiliates) under the deeds of assignment dated December 7, 2012 between the Selling Shareholders (or their affiliates) and MCP (the “Subsidiary Sale Agreements”), in accordance with the terms of the Acquisition Agreement. The total consideration under the Acquisition Agreement was PHP1,259,000,000 (equivalent to $30,682) which included i) PHP200,000,000 (equivalent to $4,874) to the Selling Shareholders, and ii) PHP1,059,000,000 (equivalent to $25,808) on direction of the Selling Shareholders, to MCP in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. On December 19, 2012, MCP retained PHP1,059,000,000 (equivalent to $25,808), which represented the subsidiaries’ sale amount upon completion of the Proposed Acquisition.

On December 19, 2012, the Group completed the acquisition of 93.06% of the issued share capital of MCP . MCP did not have any operation and revenue immediately before the acquisition by the Group and the excess payment of $5,747 for acquisition of assets and liabilities of MCP does not have any measureable future economic benefits to the Group to qualify the recognition requirements of an asset, and was therefore expensed in the consolidated statements of operations and included in development costs.

Annual Report 2012 Melco Crown Entertainment Limited 171

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

22. ACQUISITION OF SUBSIDIARIES (CONTINUED)

The net assets acquired in the transaction are as follows:

Amount

recognized

at the

date of

acquisition

Net assets acquired:

Cash and cash equivalents

$ 27,876

Prepaid expenses and other current assets

13

Accrued expenses and other current liabilities

(1,094)

Noncontrolling interests

(1,860)

Net assets

$ 24,935

Excess payment on acquisition of assets and liabilities

(including direct cost incurred) charged to consolidated statements of operations and included in development costs

5,747

$ 30,682

Total consideration satisfied by:

Cash paid

$ 30,682

(b) Acquisition of Studio City Group

On June 16, 2011, the Company entered into a share purchase agreement and through its indirect subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Studio City International (together with its direct and indirect subsidiaries, the “Studio City Group”), which is the developer of Studio City. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Studio City Group at $200,000 and $60,000, respectively; where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the direct shareholder of New Cotai, LLC), for transferring to the Studio City Group the shares of other entities that own rights to develop the gaming areas of Studio City. The first and second instalments of $50,000 and $25,000 were settled by the Group in August 2011 and July 2012, respectively; and the remaining instalment of $25,000 will be payable in July 2013.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in the Studio City Group. The Studio City Group did not have any operation and revenue immediately before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of the Studio City Group and this transaction was accounted for as acquisition of assets and liabilities.

172 Melco Crown Entertainment Limited Annual Report 2012

22. ACQUISITION OF SUBSIDIARIES (CONTINUED)

(b) Acquisition of Studio City Group (continued)

The net assets acquired in the transaction are as follows:

Amount

recognized

at the

date of

acquisition

Net assets acquired:

Cash and cash equivalents

$ 35,818

Prepaid expenses and other current assets

72

Deposits

432

Land use right, net

549,079

Construction in progress

139,201

Accrued expenses and other current liabilities

(10,939)

Land use right payable

(47,020)

Deferred tax liabilities

(54,985)

Noncontrolling interests

(237,309)

Net assets

$ 374,349

Total consideration satisfied by:

Cash paid

$ 310,000

Payables for acquisition of assets and liabilities

45,964

355,964

Direct costs incurred for acquisition of assets and liabilities

18,385

$ 374,349

23. OPERATING INCOME

Operating income is arrived at after charging:

Year Ended December 31,

2012

2011

2010

Auditor’s remuneration

$ 993

$ 791

$ 906

Loss on disposal of property and equipment

$ 887

$ 426

$ 176

Annual Report 2012 Melco Crown Entertainment Limited 173

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

24. DIRECTORS’ EMOLUMENTS

Details of the emoluments paid or payable to the Directors during the years ended December 31, 2012, 2011 and 2010 were as follows:

Retirement

Benefit

Directors’

Salaries and

Performance

Scheme

Share-based

Fees

Other Benefits

Bonuses(1)

Contributions

Compensation

2012 Total

Co-chairman, executive Director

Lawrence Yau Lung Ho(2)

$ —

$ 1,387

$ 2,250

$ 2

$ 2,884

$ 6,523

Co-chairman, non-executive Director

James Douglas Packer

—

—

—

—

—

—

Non-executive Directors

John Peter Ben Wang

—

—

—

—

107

107

Clarence Yuk Man Chung

—

—

—

—

152

152

William Todd Nisbet

—

—

—

—

—

—

Rowen Bruce Craigie

—

—

—

—

—

—

Independent non-executive Directors

James Andrew Charles MacKenzie

120

—

—

—

101

221

Thomas Jefferson Wu

106

—

—

—

107

213

Yiu Wa Alec Tsui

108

—

—

—

107

215

Robert Wason Mactier

84

—

—

—

107

191

$ 418

$ 1,387

$ 2,250

$ 2

$ 3,565

$ 7,622

174 Melco Crown Entertainment Limited Annual Report 2012

24. DIRECTORS’ EMOLUMENTS (CONTINUED)

Retirement

Benefit

Directors’

Salaries and

Performance

Scheme

Share-based

Fees

Other Benefits

Bonuses(1)

Contributions

Compensation

2011 Total

Co-chairman, executive Director

Lawrence Yau Lung Ho(2)

$ —

$ 1,050

$ 1,575

$ 2

$ 2,102

$ 4,729

Co-chairman, non-executive Director

James Douglas Packer

—

—

—

—

—

—

Non-executive Directors

John Peter Ben Wang

—

—

—

—

89

89

Clarence Yuk Man Chung

—

—

—

—

89

89

William Todd Nisbet

—

—

—

—

—

—

Rowen Bruce Craigie

—

—

—

—

—

—

Independent non-executive Directors

James Andrew Charles MacKenzie

115

—

—

—

65

180

Thomas Jefferson Wu

102

—

—

—

105

207

Yiu Wa Alec Tsui

110

—

—

—

105

215

Robert Wason Mactier

86

—

—

—

105

191

$ 413

$ 1,050

$ 1,575

$ 2

$ 2,660

$ 5,700

Annual Report 2012 Melco Crown Entertainment Limited 175

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

24. DIRECTORS' EMOLUMENTS (CONTINUED)

		Directors' Fees		Salaries and Other Benefits		Performance Bonuses[1]		Retirement Benefit Scheme Contributions		Share-based Compensation		2010 Total
Co-chairman, executive Director												
Lawrence Yau Lung Ho[2]	$	—	$	1,050	$	2,074	$	2	$	1,004	$	4,130
Co-chairman, non-executive Director												
James Douglas Packer		—		—		—		—		—		—
Non-executive Directors												
John Peter Ben Wang		—		—		—		—		58		58
Clarence Yuk Man Chung		—		—		—		—		58		58
William Todd Nisbet		—		—		—		—		—		—
Rowen Bruce Craigie		—		—		—		—		—		—
Independent non-executive Directors												
James Andrew Charles MacKenzie		94		—		—		—		40		134
Thomas Jefferson Wu		95		—		—		—		81		176
Yiu Wa Alec Tsui		95		—		—		—		81		176
Robert Wason Mactier		74		—		—		—		81		155
	$	358	$	1,050	$	2,074	$	2	$	1,403	$	4,887

Notes

(1) Performance bonuses are determined with reference to the individuals' performance, and organizational and financial performance of the Company.

(2) Mr. Lawrence Yau Lung Ho is also the Chief Executive of the Company and his emoluments disclosed above include those for services rendered by him as the Chief Executive.

176 Melco Crown Entertainment Limited **Annual Report 2012**

24. DIRECTORS' EMOLUMENTS (CONTINUED)

During the years ended December 31, 2012, 2011 and 2010, no emoluments have been paid to the Directors as an inducement to join or upon joining the Company, or as compensation for loss of office. Except for Mr. Rowen Bruce Craigie who waived emoluments of $200 related to services provided in 2008 and 2009 during the year ended December 31, 2010, and Mr. William Todd Nisbet who waived emoluments of $120 related to services provided in 2010 during the year ended December 31, 2011, no Director waived any emoluments during the years ended December 31, 2012, 2011 and 2010.

25. EMPLOYEES' EMOLUMENTS

(a) *Emoluments of five highest paid individuals*

For each of the three years ended December 31, 2012, 2011 and 2010, the five highest paid individuals included one Director of the Company. The emoluments of the remaining four highest paid individuals, including a former senior executive in 2012, for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Year Ended December 31,		
	2012	2011	2010
Basic salaries, housing allowances, other allowances and benefits in kind	$ 2,418	$ 2,359	$ 2,912
Performance bonuses (Note)	1,597	1,909	1,908
Retirement benefit scheme contributions	164	149	94
Termination Benefit	1,573	—	—
Share-based compensation	1,731	1,968	1,828
	$ 7,483	$ 6,385	$ 6,742

Note: Performance bonuses are determined with reference to the individuals' performance, and organizational and financial performance of the Company.

During the years ended December 31, 2012, 2011 and 2010, no emoluments have been paid to the five highest paid individuals as an inducement to join or upon joining the Company, or as compensation for loss of office, except a termination benefit to a former senior executive in 2012. No five highest paid individuals waived any emoluments during the years ended December 31, 2012, 2011 and 2010.

Annual Report 2012 Melco Crown Entertainment Limited 177

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

25. EMPLOYEES' EMOLUMENTS (CONTINUED)

(a) Emoluments of five highest paid individuals (continued)

Their emoluments were within the following bands:

	Number of Employees Year Ended December 31,		
	2012	2011	2010
HK$9,000,001 (approximately $1,157) to HK$9,500,000 (approximately $1,221)	–	1	–
HK$9,500,001 (approximately $1,221) to HK$10,000,000 (approximately $1,285)	–	–	1
HK$10,000,001 (approximately $1,285) to HK$10,500,000 (approximately $1,350)	–	–	1
HK$10,500,001 (approximately $1,350) to HK$11,000,000 (approximately $1,414)	1	1	–
HK$11,000,001 (approximately $1,414) to HK$11,500,000 (approximately $1,478)	–	–	1
HK$13,000,001 (approximately $1,671) to HK$13,500,000 (approximately $1,735)	1	–	–
HK$14,000,001 (approximately $1,799) to HK$14,500,000 (approximately $1,864)	1	–	–
HK$14,500,001 (approximately $1,864) to HK$15,000,000 (approximately $1,928)	–	2	–
HK$19,500,001 (approximately $2,506) to HK$20,000,000 (approximately $2,571)	1	–	–
HK$21,000,001 (approximately $2,699) to HK$21,500,000 (approximately $2,763)	–	–	1
	4	4	4

(b) Emoluments of senior management

Other than the emoluments of directors and five highest paid individuals disclosed in Note 24 and 25(a), the emoluments of the senior management fell within the following bands:

	Number of Employees Year Ended December 31,		
	2012	2011	2010
HK$1,500,001 (approximately $193) to HK$2,000,000 (approximately $257)	–	–	1
HK$2,500,001 (approximately $321) to HK$3,000,000 (approximately $386)	1	–	–
HK$3,500,001 (approximately $450) to HK$4,000,000 (approximately $514)	–	–	1
HK$4,000,001 (approximately $514) to HK$4,500,000 (approximately $578)	–	–	1
HK$4,500,001 (approximately $578) to HK$5,000,000 (approximately $643)	–	–	1
HK$5,000,001 (approximately $643) to HK$5,500,000 (approximately $707)	1	1	2
HK$5,500,001 (approximately $707) to HK$6,000,000 (approximately $771)	–	–	1
HK$7,000,001 (approximately $900) to HK$7,500,000 (approximately $964)	–	1	–
HK$8,500,001 (approximately $1,093) to HK$9,000,000 (approximately $1,157)	–	1	–
HK$9,000,001 (approximately $1,157) to HK$9,500,000 (approximately $1,221)	1	1	–
HK$9,500,001 (approximately $1,221) to HK$10,000,000 (approximately $1,285)	1	–	–
	4	4	7

178 Melco Crown Entertainment Limited **Annual Report 2012**

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The significant differences, that have a material impact on the Company’s shareholders’ equity and net income (loss) attributable to the Company, relate principally to the accounting for the following:

(a) Capitalization of amortization of land use rights as property and equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b) Borrowing costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

(c) Deferred income taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be a temporary difference and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Annual Report 2012 Melco Crown Entertainment Limited 179

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

(c) Deferred income taxes (continued)

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City are different under U.S. GAAP and IFRS.

Accordingly, the amount of amortization of land use rights over the estimated useful lives and the deferred income taxes are different.

(d) Share-based compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in- substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its consolidated financial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

(e) Deferred financing costs

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP . If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the consolidated balance sheets as a reduction of debt balance under IFRS.

180 Melco Crown Entertainment Limited Annual Report 2012

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

(CONTINUED)

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at December 31, 2012 and 2011 and net income (loss) attributable to the Company during the years ended December 31, 2012, 2011 and 2010 but may affect future periods and the relevant details are set out below:

Impairment of assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the years ended December 31, 2012, 2011 and 2010, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at December 31, 2012 and 2011 or net income (loss) attributable to the Company during the years ended December 31, 2012, 2011 and 2010.

Annual Report 2012 Melco Crown Entertainment Limited 181

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

(CONTINUED)

The material adjustments necessary to restate net income (loss) attributable to the Company and the Company’s shareholders’ equity in accordance with IFRS are summarized as follows:

Year Ended December 31,

2012

2011

2010

Net income (loss) attributable to the

Company as reported under U.S. GAAP

$ 417,203

$ 294,656

$ (10,525)

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment

36,504

13,346

382

Additional capitalization of borrowing costs as property and equipment

2,364

217

1,129

Reversal of deferred tax in relation to land use rights

(4,055)

(2,642)

(940)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights

4,695

2,505

941

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs

(2,029)

(2,029)

(1,847)

Additional share-based compensation recognized

(468)

(1,639)

(210)

Reduction in amortization of deferred financing costs

7,152

3,386

—

Financing costs recognized as part of loss on extinguishment of debt

—

(29,328)

—

Reduction in net loss attributable to noncontrolling interests(1)

(15,148)

(5,220)

—

Net income (loss) attributable to the

Company as reported under IFRS

$ 446,218

$ 273,252

$ (11,070)

Year Ended December 31,

2012

2011

2010

Net income (loss) attributable to the

Company per share under IFRS:

Basic

$ 0.271

$ 0.170

$ (0.007)

Diluted

$ 0.269

$ 0.169

$ (0.007)

Weighted average shares used in net income (loss) attributable to the

Company per share calculation under IFRS:

Basic

1,645,346,902

1,604,213,324

1,595,552,022

Diluted

1,658,485,592

1,618,034,027

1,595,552,022

182 Melco Crown Entertainment Limited Annual Report 2012

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

(CONTINUED)

December 31,

2012

2011

The Company’s shareholders’ equity as reported under U.S. GAAP

$3,385,939

$2,956,155

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment

97,647

61,143

Additional capitalization of borrowing costs as property and equipment

4,070

1,706

Reduction in amortization of deferred financing costs

10,538

3,386

Reversal of deferred tax in relation to land use rights

(15,210)

(11,155)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights

12,042

7,347

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs

(7,626)

(5,597)

Financing costs recognized as part of loss on extinguishment of debt

(29,328)

(29,328)

Reduction in net loss attributable to noncontrolling interests

(20,368)

(5,220)

The Company’s shareholders’ equity as reported under IFRS

$3,437,704

$2,978,437

A reconciliation of the significant consolidated balance sheets accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

December 31,

2012

2011

Property and equipment, net:

As reported

$ 2,684,094

$ 2,655,429

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment

98,685

62,181

Additional capitalization of borrowing costs as property and equipment

4,070

1,706

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs

(7,626)

(5,597)

Capitalization of start-up costs as property and equipment

910

910

Under IFRS

$ 2,780,133

$ 2,714,629

Deferred financing costs:

As reported

$ 65,930

$ 42,738

IFRS adjustments(2):

Reduction in amortization of deferred financing costs

10,538

3,386

Financing costs recognized as part of loss on extinguishment of debt

(29,328)

(29,328)

Under IFRS

$ 47,140

$ 16,796

Annual Report 2012 Melco Crown Entertainment Limited 183

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

(CONTINUED)

December 31,

2012

2011

Land use rights, net:

As reported

$ 989,984

$ 942,968

IFRS adjustments:

Decrease in amortization of land use rights as a result of change in assigned value of land use rights

12,042

7,347

Reversal of deferred tax liabilities recognized upon acquisition of land use rights

(79,707)

(79,707)

Reduction in land use rights recognized upon acquisition of assets and liabilities as a result of capitalization of amortization of land use rights and start-up costs as property and equipment

(1,948)

(1,948)

Under IFRS

$ 920,371

$ 868,660

Deferred tax liabilities:

As reported

$ 66,350

$ 70,028

IFRS adjustments:

Reversal of deferred tax in relation to land use rights

15,210

11,155

Reversal of deferred tax liabilities recognized upon acquisition of land use rights

(79,707)

(79,707)

Under IFRS

$ 1,853

$ 1,476

December 31,

2012

2011

Additional paid-in capital:

As reported

$ 3,235,835

$ 3,223,274

IFRS adjustment:

Additional share-based compensation recognized

6,493

6,025

Under IFRS

$ 3,242,328

$ 3,229,299

Noncontrolling interests:

As reported

$ 354,817

$ 231,497

IFRS adjustments:

Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment

19,940

5,338

Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights

2,128

626

Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment

354

—

Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights

(2,054)

(744)

Under IFRS

$ 375,185

$ 236,717

184 Melco Crown Entertainment Limited Annual Report 2012

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

(CONTINUED)

December 31,

2012

2011

Retained earnings (accumulated losses):

As reported

$ 134,693

$ (282,510)

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment

97,647

61,143

Additional capitalization of borrowing costs as property and equipment

4,070

1,706

Reversal of deferred tax in relation to land use rights

(15,210)

(11,155)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights

12,042

7,347

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs

(7,626)

(5,597)

Additional share-based compensation recognized

(6,493)

(6,025)

Reduction in amortization of deferred financing costs

10,538

3,386

Financing costs recognized as part of loss on extinguishment of debt

(29,328)

(29,328)

Reduction in net loss attributable to noncontrolling interests

(20,368)

(5,220)

Under IFRS

$ 179,965

$ (266,253)

A reconciliation of the significant consolidated statements of operations accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

Year Ended December 31,

2012

2011

2010

General and administrative expenses:

As reported

$ 226,980

$ 220,224

$ 199,830

IFRS adjustment:

Additional share-based compensation recognized

468

1,639

210

Under IFRS

$ 227,448

$ 221,863

$ 200,040

Amortization of land use rights:

As reported

$ 59,911

$ 34,401

$ 19,522

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment

(36,504)

(13,346)

(382)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights

(4,695)

(2,505)

(941)

Under IFRS

$ 18,712

$ 18,550

$ 18,199

Depreciation and amortization:

As reported

$ 261,449

$ 259,224

$ 236,306

IFRS adjustment:

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs

2,029

2,029

1,847

Under IFRS

$ 263,478

$ 261,253

$ 238,153

Annual Report 2012 Melco Crown Entertainment Limited 185

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

(CONTINUED)

Year Ended December 31,

2012

2011

2010

Interest expenses, net of capitalized interest:

As reported

$ 109,611

$ 113,806

$ 93,357

IFRS adjustment:

Additional capitalization of borrowing costs as property and equipment

(2,364)

(217)

(1,129)

Under IFRS

$ 107,247

$ 113,589

$ 92,228

Amortization of deferred financing costs:

As reported

$ 13,272

$ 14,203

$ 14,302

IFRS adjustment:

Reduction in amortization of deferred financing costs

(7,152)

(3,386)

—

Under IFRS

$ 6,120

$ 10,817

$ 14,302

Loss on extinguishment of debt:

As reported

$ —

$ 25,193

$ —

IFRS adjustment:

Financing costs recognized as part of loss on extinguishment of debt

—

29,328

—

Under IFRS

$ —

$ 54,521

$ —

Year Ended December 31,

2012

2011

2010

Income tax credit (expense):

As reported

$ 2,943

$ 1,636

$ (920)

IFRS adjustment:

Reversal of deferred tax in relation to land use rights

(4,055)

(2,642)

(940)

Under IFRS

$ (1,112)

$ (1,006)

$ (1,860)

Net loss attributable to noncontrolling interests:

As reported

$ 18,531

$ 5,812

$ —

IFRS adjustments:

Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment

(14,602)

(5,338)

—

Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights

(1,502)

(626)

—

Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment

(354)

—

—

Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights

1,310

744

—

Under IFRS

$ 3,383

$ 592

$ —

Notes

(1) The amount represents the effect attributable to noncontrolling interests as a result of the differences between U.S. GAAP and IFRS.

(2) The IFRS adjustment does not include the reclassification of the deferred financing costs as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income (loss) attributable to the Company.

186 Melco Crown Entertainment Limited Annual Report 2012

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Particulars of subsidiaries are as follows:

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2012	2011	Principal Activities
Altira Developments	Macau	Ordinary shares — MOP2,000,000	100%**	100%**	Casino and hotel development
Altira Hotel	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
COD Theatre Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Performance theatre show operations
Golden Future (Management Services) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
MCE Cotai	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MCE Transportation	BVI	Ordinary share — US$1	100%**	100%**	Aircraft owning and leasing
MCE Finance	Cayman Islands	Ordinary shares — US$12.02	100%*	100%*	Financing
MCE Holdings Limited	Cayman Islands	Ordinary share — US$0.01	100%*	100%*	Investment holding
MCE Holdings Three Limited	Cayman Islands	Ordinary shares — Class A shares: US$0.4 Class B shares: US$1.6	100%**	100%**	Investment holding
MCE Holdings Two Limited	BVI	Ordinary share — US$1	100%*	100%*	Investment holding
MCE Holdings (Philippines) Corporation	The Philippines	Ordinary shares — PHP8,310,000	100%**	N/A	Investment holding

Annual Report 2012 Melco Crown Entertainment Limited 187

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2012	2011	Principal Activities
MCE Holdings No. 2 (Philippines)	The Philippines	Ordinary shares — PHP8,310,000	100%**	N/A	Investment holding
MCE International Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Marketing services provider
MCE Management Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Inactive
MCP	The Philippines	Ordinary shares(3) — Class A shares: PHP255,272,656 Class B shares: PHP108,020,104	88.16%**	N/A	Investment holding
MCE Philippines Investments	BVI	Ordinary share — US$1	100%**	N/A	Investment holding
MCE Investments No.2	The Philippines	Ordinary shares — PHP25,000	100%**	N/A	Investment holding
MCE Leisure Philippines	The Philippines	Ordinary shares — PHP8,310,000	100%**	N/A	Integrated tourism resort development
Melco Crown (Cafe) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Catering operations and management services provider
Melco Crown COD (CT) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown (COD) Developments	Macau	Quota capital — MOP1,000,000	100%**	100%**	Integrated entertainment resort development

188 Melco Crown Entertainment Limited Annual Report 2012

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2012	2011	Principal Activities
Melco Crown COD (GH) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
Melco Crown (COD) Hotels	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
Melco Crown COD (HR) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown (COD) Retail Services Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Retail and shops operations
Melco Crown (COD) Ventures Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown Macau	Macau	Ordinary shares — Class A shares[1]: MOP280,000,000 Class B shares[2]: MOP720,000,000	100%**[4]	100%** [4]	Casino operations and investment holding
Melco Crown Hospitality and Services Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
Melco Crown (Macau Peninsula) Developments Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
Melco Crown (Macau Peninsula) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown Security Services Limited	Macau	Quota capital — MOP1,000,000	100%**	100%**	Management services provider
Mocha Cafe Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive

Annual Report 2012 Melco Crown Entertainment Limited 189

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group		Principal Activities
			2012	2011	
Mocha Slot Group Limited	BVI/Macau	Ordinary shares — US$100	100%**	100%**	Investment holding
Mocha Slot Management Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
MPEL Cotai Developments Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
MPEL (Delaware) LLC	United States of America	Capital contribution — US$100	N/A	100%**	Inactive and dissolved on May 31, 2012
MPEL International Limited	Cayman Islands	Ordinary shares — US$4	100%**	100%**	Investment holding
MPEL Investments Limited	Cayman Islands	Ordinary shares — US$2.02	100%**	100%**	Investment holding
MPEL Nominee One Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Nominee Three Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Nominee Two Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Projects Limited	BVI	Ordinary share — US$1	100%**	100%**	Investment holding
MPEL Properties (Macau) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Property holding
MPEL Services Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Management services provider

190 Melco Crown Entertainment Limited **Annual Report 2012**

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2012	2011	Principal Activities
MPEL Services (US) Ltd.	United States of America	Common stock — US$100,000	100%**	100%**	Inactive
MPEL Ventures Limited	BVI	Ordinary share — US$1	100%*	100%*	Investment holding
Studio City Developments	Macau	Quota capital — MOP6,000,000	60%**	60%**	Integrated entertainment resort development
Studio City Hospitality and Services Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Management services provider
Studio City Hotels Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Hotel related businesses
Studio City Services Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Investment holding
MSCT Limited(5)	Macau	Quota capital — MOP30,000	N/A	45%**	Inactive and dissolved on December 14, 2011
New Cotai Entertainment, LLC	United States of America	Capital contribution — US$100	N/A	60%**	Dissolved on August 27, 2012
SCP Holdings Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
SCP One Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
SCP Two Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
Studio City Entertainment Limited	Macau	Quota capital — MOP100,000	60%**	60%**	Management services provider

Annual Report 2012 Melco Crown Entertainment Limited 191

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2012	2011	Principal Activities
Studio City Company	BVI	Ordinary share — US$1	60%**	60%**	Financing
Studio City Finance	BVI	Ordinary share — US$1	60%**	60%**	Financing
Studio City (HK) Limited	Hong Kong	Ordinary share — HK$1	60%**	60%**	Management services provider
Studio City Holdings Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Holdings Two Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Holdings Three Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
Studio City Holdings Four Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
Studio City International	BVI	Ordinary shares — US$10,000	60%**	60%**	Investment holding
Studio City Investments	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Zeus Power Ventures Limited	BVI	Ordinary share — US$1	100%**	N/A	Investment holding

* Directly owned by the Company

** Indirectly owned by the Company

192 Melco Crown Entertainment Limited **Annual Report 2012**

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

(CONTINUED)

Notes

(1) The holders of the class A shares of Melco Crown Macau, as a group, are entitled to an annual dividend in an amount in the aggregate of up to MOP1 (the “Class A

Dividend”) and a preferential distribution in the event of liquidation of Melco Crown Macau or return of capital to the class A shares in an amount in the aggregate of up to MOP1 (the “Class A Capital Distribution”), and shall be entitled to no other dividends, distributions, return of capital, liquidation proceeds, return of par value, or other sum of any type from Melco Crown Macau.

(2) The class B shares of Melco Crown Macau in the aggregate represent the entire rights to receive dividends and other distributions from, and capital of, Melco Crown Macau, after payment of the Class A Dividend and the Class A Capital Distribution in respect of class A shares. The holders of the class B shares, in proportion to their ownership thereof, shall be entitled to receive any dividends, distributions, capital, liquidation proceeds, par value, or other emoluments that may at any time be paid to or received by the holders of the class A shares, except the Class A Dividend and the Class A Capital Distribution.

(3) The class A shares and class B shares of MCP have equal voting and dividend rights. The class A shares of MCP can only be held by, issued, transferred and conveyed to Philippine citizens or corporations at least 60% of the total outstanding stock of which is owned by Philippine citizens, whereas subject to the proviso below the class B shares of MCP can be held by, issued, transferred and conveyed to Foreign or Philippine citizens or corporations, provided that the total number of class B shares which shall at any time be subscribed, issued or outstanding shall in no case exceed four-sixth of the number of class A shares then subscribed, issued and outstanding, or 40% of the aggregate number of shares then outstanding.

On February 19, 2013, the stockholders of MCP approved the declassification of the existing 900 million authorized capital stock of Manchester, consisting of 60% Class A shares and 40% Class B shares to a single class of common stock and denial of pre-emptive rights. The declassification of existing capital stock was approved by the Philippine Securities and Exchange Commission on March 5, 2013.

(4) Certain Macau laws require companies limited by shares (sociedade anónima) incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Macau is indirectly owned by the Company. While the Group complies with the Macau laws, Melco Crown Macau is considered an indirectly 100% owned subsidiary of the Company for purposes of the consolidated financial statements of the Company because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP1 on the winding up or liquidation of Melco Crown Macau and to receive an aggregate annual dividend of MOP1.

(5) This company was a 75% non-wholly owned subsidiary of Studio City International and it was dissolved on December 14, 2011.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year except for the 2010 Senior Notes issued by MCE Finance and Studio City Notes issued by Studio City Finance as disclosed in Note 11, which the Group had no interest.

Annual Report 2012 Melco Crown Entertainment Limited 193

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

28. SUBSEQUENT EVENTS

(a) During the year ended December 31, 2012, Altira Developments applied for an amendment to the land concession contract, including the increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable final registration of the Taipa Land. In January 2013, Altira Developments accepted the initial terms for the revision of the land lease agreement which require an additional land premium of approximately $2,449 payable to the Macau Government upon completion of the amendment, and revise the government land use fees to approximately $186 per annum. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

(b) In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office of the Company’s subsidiary. In an attempt to prevent the dissipation of any potential personal gains made by these employees from such alleged violations, the Taiwanese authorities have frozen one of the Taiwan branch office’s deposit accounts in Taiwan, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to $102,227) at the time the account was frozen. No funds have been confiscated from the account. The Group is taking action to request the Taiwanese authorities to unfreeze the account. As of December 31, 2012, there was no material impact to the financial position and results of operation of the Group. Based on the progress of investigation to date which is in preliminary stage, management is currently unable to determine the probability of the outcome of this matter, the extent of materiality, or the range of reasonably possible loss, if any. As at the date of this report, the deposit account is presented as restricted cash.

(c) On January 28, 2013, the definitive agreement of the Studio City Project Facility was executed with minor changes to the terms and conditions set out in the Commitment Letter, further details of the Studio City Project Facility was disclosed in Note 11.

(d) On January 28, 2013, MCE Finance made a cash tender offer to purchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to purchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013.

194 Melco Crown Entertainment Limited Annual Report 2012

28. SUBSEQUENT EVENTS (CONTINUED)

(e) On February 7, 2013, MCE Finance issued and listed the 5% senior notes due 2021 of $1,000,000 (the “2013 Senior Notes”) on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The 2013 Senior Notes were issued at par and mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used the net proceeds from the offering (i) to repurchase in full the 2010 Senior Notes and fund the related costs as described above, and (ii) the entire remainder of the net proceeds thereafter for the partial repayment of the RMB Bonds as described below.

(f) Further to an amendment request applied in 2011 by Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”), on February 25, 2013, the Macau Government issued a land grant amendment proposal to Melco Crown (COD) Developments, which contemplates the development of additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant and to extend the development period of the City of Dreams land grant until the date falling 4 years after publication of the amendment in the Macau official gazette, which require an additional land premium of approximately $23,344 and revise the government land use fees to approximately $1,235 per annum. In March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the amendments as set forth in the aforesaid land grant amendment proposal. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

(g) On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

(h) On March 11, 2013, the Company early redeemed the RMB Bonds in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest.

Annual Report 2012 Melco Crown Entertainment Limited 195

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

28. SUBSEQUENT EVENTS (CONTINUED)

(i) On March 13, 2013, MCE Holdings (Philippines) Corporation (“MCE Holdings Philippines”, an indirect subsidiary of the Company), MCE Holdings No.2 (Philippines) Corporation (“MCE Holdings No.2”, a wholly-owned subsidiary of MCE Holdings Philippines) and MCE Leisure Philippines, a wholly-owned subsidiary of MCE Holdings No.2 (collectively, the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the provisional license (the “Provisional License”) granted by the Philippine Amusement and Gaming Corporation (“PAGCOR”) for the establishment and operation of the Philippines Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, will expire on July 11, 2033. Under the Provisional License, MCE Leisure Philippines will operate the casino business of the Philippines Project.

On March 13, 2013, the cooperation agreement and the lease agreement as mentioned in Note 1 became effective, with minor changes on the original terms. In addition, MCE Leisure Philippines and the Philippine Parties entered into an operating agreement on March 13, 2013, pursuant to which MCE Leisure Philippines has been granted the exclusive right to manage, operate and control the Philippines Project. Under the operating agreement, PLAI has the right to receive monthly payments from MCE Leisure Philippines, based on the performance of gaming operations of the Philippines Project, and MCE Leisure Philippines has the right to retain all revenues from non-gaming operations of the Philippines Project.

The Provisional License specifies that the Licensees must invest $1,000,000 in the Philippines Project, of which the MCE Holdings Group is responsible for contributing at least $500,000 and the Philippine Parties are responsible for contributing at least $500,000, as set forth in the cooperation agreement which became effective on March 13, 2013 as mentioned above. PAGCOR has required $650,000, or 65.0% of the $1,000,000 required investment commitment, to be fully utilized and invested in the Philippines Project by its opening, and the remaining $350,000 to be invested within three years of the casino opening, subject to further discussion with PAGCOR.

The Provisional License requires the Licensees to pay to PAGCOR (i) monthly license fees ranging from 15.0% to 25.0% of casino revenues, (ii) cultural promotion fees of 2.0% of casino revenues, with certain exclusions, and (iii) an additional fee of 5.0% of non-gaming revenues, excluding hotel operations. In addition, the Provisional License sets forth certain terms relating to liquidity, working capital and minimum local purchasing and employment requirements.

196 Melco Crown Entertainment Limited Annual Report 2012

Additional Information — Financial Statement Schedule 1 Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

BALANCE SHEETS

December 31,

2012 2011

ASSETS

CURRENT ASSETS

Cash and cash equivalents $2,887 $77,805

Restricted cash 367,645 —

Amounts due from affiliated companies 1,113 1,551

Amounts due from subsidiaries 77,471 49,889

Income tax receivable 266 —

Prepaid expenses and other current assets 2,448 5,966

Total current assets 451,830 135,211

INVESTMENTS IN SUBSIDIARIES(1) 4,123,067 3,415,113

LONG-TERM PREPAYMENTS — 135

RESTRICTED CASH — 364,807

DEFERRED FINANCING COST 1,427 5,159

TOTAL ASSETS $4,576,324 $3,920,425

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accrued expenses and other current liabilities $6,465 $8,317

Income tax payable — 67

Amounts due to affiliated companies 59 52

Amounts due to subsidiaries 181,371 181,609

Current portion of long-term debt 720,923 —

Total current liabilities $908,818 $190,045

December 31,

2012 2011

LONG-TERM DEBT $— $718,085

ADVANCE FROM A SUBSIDIARY 281,567 56,140

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of December 31, 2012 and 2011 and issued — 1,658,059,295 and 1,653,101,002 shares as of December 31, 2012 and 2011, respectively) 16,581 16,531

Treasury shares, at US$0.01 par value per share (11,267,038 and 10,552,328 shares as of December 31, 2012 and 2011, respectively) (113) (106)

Additional paid-in capital 3,235,835 3,223,274

Accumulated other comprehensive losses (1,057) (1,034)

Retained earnings (accumulated losses) 134,693 (282,510)

Total shareholders’ equity 3,385,939 2,956,155

TOTAL LIABILITIES AND EQUITY $4,576,324 $3,920,425

NET CURRENT LIABILITIES $(456,988) $(54,834)

TOTAL ASSETS LESS CURRENT LIABILITIES $3,667,506 $3,730,380

Note

(1) Amounts included investments in unlisted subsidiaries of $2,423,416 (2011: $2,007,060), investment in a listed subsidiary of $24,770 (2011: nil) and advances to subsidiaries of $1,674,881 (2011: $1,408,053).

Annual Report 2012 Melco Crown Entertainment Limited 197

Additional Information — Financial Statement Schedule 1
Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares Shares	Ordinary Shares Amount	Treasury Shares Shares	Treasury Shares Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Total Shareholders' Equity
BALANCE AT JANUARY 1, 2010	1,595,617,550	$ 15,956	(471,567)	$ (5)	$ 3,088,768	$ (29,034)	$ (566,641)	$ 2,509,044
Net loss for the year	—	—	—	—	—	—	(10,525)	(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657
Share-based compensation	—	—	—	—	6,045	—	—	6,045
Shares issued upon restricted shares vested	1,254,920	12	—	—	(12)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,785,641	88	(8,785,641)	(88)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	43,737	1	(1)	—	—	—
Exercise of share options	—	—	804,285	8	930	—	—	938
BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)	2,523,191
Net income for the year	—	—	—	—	—	—	294,656	294,656
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	39
Reclassification to earnings upon discontinuance of hedge accounting	—	—	—	—	—	4,310	—	4,310
Share-based compensation	—	—	—	—	8,624	—	—	8,624
Shares issued upon restricted shares vested	310,575	3	—	—	(3)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	6,920,386	69	(6,920,386)	(69)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	941,648	9	(9)	—	—	—
Exercise of share options	—	—	3,835,596	38	3,912	—	—	3,950
Issuance of shares for conversion of shareholders' loans	40,211,930	403	—	—	115,020	—	—	115,423
BALANCE AT DECEMBER 31, 2011	1,653,101,002	16,531	(10,552,328)	(106)	3,223,274	(1,034)	(282,510)	2,956,155

198 Melco Crown Entertainment Limited **Annual Report 2012**

STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary Shares Shares

Amount

Treasury Shares Shares

Amount

Additional Paid-in Capital

Accumulated Other Comprehensive Losses

(Accumulated Losses) Retained Earnings

Total Shareholders’ Equity

Net income for the year — $— — $— $— $— $417,203 $417,203

Foreign currency translation adjustment — — — — — 16 — 16

Change in fair value of forward exchange rate contracts — — — — — 99 — 99

Reclassification to earnings upon settlement of forward exchange rate contracts — — — — — (138) — (138)

Share-based compensation — — — — 8,973 — — 8,973

Shares issued for future vesting of restricted shares and exercise of share options 4,958,293 50 (4,958,293) (50) — — — —

Issuance of shares for restricted shares vested — — 1,276,634 13 (13) — — —

Cancellation of vested restricted shares — — (6) — — — — —

Exercise of share options — — 2,966,955 30 3,601 — — 3,631

BALANCE AT DECEMBER 31, 2012 1,658,059,295 $16,581 (11,267,038) $(113) $3,235,835 $(1,057) $134,693 $3,385,939

Annual Report 2012 Melco Crown Entertainment Limited 199

Additional Information — Financial Statement Schedule 1 Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

1. Basis Of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

2. Long-term debt

The Company issued the RMB Bonds and obtained the Deposit-Linked Loan during the year ended December 31, 2011 as disclosed in Note 11 to the Group’s consolidated financial statements. In March 2013, the Company early redeemed the RMB Bonds and repaid the Deposit-Linked Loan, further details is included in Note 28(g) and (h).

Scheduled maturities of the long-term debt of the Company as of December 31, 2012 are as follows:

Year ending December 31, 2013 $720,923

200 Melco Crown Entertainment Limited Annual Report 2012

Financial Summary

	Year Ended December 31, 2012	2011	2010	2009	2008
	(In thousands of US$, except share and per share data and operating data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 4,078,013	$ 3,830,847	$ 2,641,976	$ 1,332,873	$ 1,416,134
Total operating costs and expenses	(3,570,921)	(3,385,737)	(2,549,464)	(1,604,920)	(1,414,960)
Operating income (loss)	$ 507,092	$ 445,110	$ 92,512	$ (272,047)	$ 1,174
Net income (loss)	$ 398,672	$ 288,844	$ (10,525)	$ (308,461)	$ (2,463)
Net loss attributable to noncontrolling interests	18,531	5,812	—	—	—
Net income (loss) attributable to Melco Crown Entertainment	$ 417,203	$ 294,656	$ (10,525)	$ (308,461)	$ (2,463)
Net income (loss) attributable to Melco Crown Entertainment per Share					
— Basic	$ 0.254	$ 0.184	$ (0.007)	$ (0.210)	$ (0.002)
— Diluted	$ 0.252	$ 0.182	$ (0.007)	$ (0.210)	$ (0.002)
Net income (loss) attributable to Melco Crown Entertainment per ADS[1]					
— Basic	$ 0.761	$ 0.551	$ (0.020)	$ (0.631)	$ (0.006)
— Diluted	$ 0.755	$ 0.547	$ (0.020)	$ (0.631)	$ (0.006)
Weighted average Shares used in calculating net income (loss) attributable to Melco Crown Entertainment per Share					
— Basic	1,645,346,902	1,604,213,324	1,595,552,022	1,465,974,019	1,320,946,942
— Diluted	1,658,262,996	1,616,854,682	1,595,552,022	1,465,974,019	1,320,946,942

	December 31, 2012	2011	2010	2009	2008
	(In thousands of US$)				
Consolidated Balance Sheets Data:					
Cash and cash equivalents	$ 1,709,209	$ 1,158,024	$ 441,923	$ 212,598	$ 815,144
Restricted cash	1,414,664	364,807	167,286	236,119	67,977
Total assets	7,947,466	6,269,980	4,884,440	4,862,845	4,495,442
Total current liabilities	1,721,666	603,119	675,604	521,643	447,289
Total debts[2]	3,194,864	2,325,980	1,839,931	1,798,879	1,529,195
Total liabilities	4,206,710	3,082,328	2,361,249	2,353,801	2,086,838
Noncontrolling interests	354,817	231,497	—	—	—
Total equity	3,740,756	3,187,652	2,523,191	2,509,044	2,408,604

(1) Each ADS represents three ordinary shares.

(2) Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

Annual Report 2012 Melco Crown Entertainment Limited 201

Corporate Information

BOARD OF DIRECTORS

Executive Director

Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer)

Non-executive Directors

Mr. James Douglas Packer (Co-Chairman)

Mr. John Peter Ben Wang

Mr. Clarence Yuk Man Chung

Mr. William Todd Nisbet

Mr. Rowen Bruce Craigie

Independent Non-executive Directors

Mr. James Andrew Charles MacKenzie

Mr. Thomas Jefferson Wu

Mr. Yiu Wa Alec Tsui

Mr. Robert Wason Mactier

AUDIT COMMITTEE

Mr. James Andrew Charles MacKenzie (Chairman)

Mr. Thomas Jefferson Wu

Mr. Yiu Wa Alec Tsui

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Yiu Wa Alec Tsui (Chairman)

Mr. Thomas Jefferson Wu

Mr. Robert Wason Mactier

COMPENSATION COMMITTEE

Mr. Thomas Jefferson Wu (Chairman)

Mr. Yiu Wa Alec Tsui

Mr. Robert Wason Mactier

REGISTERED OFFICE IN CAYMAN ISLANDS

190 Elgin Avenue

George Town

Grand Cayman KY1-9005

Cayman Islands

PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAU

22/F, Golden Dragon Centre

Avenida Xian Xing Hai

Macau

PLACE OF BUSINESS IN HONG KONG REGISTERED UNDER PART XI OF THE COMPANIES ORDINANCE

36/F, The Centrium

60 Wyndham Street

Central

Hong Kong

LEGAL ADVISORS

As to Hong Kong law and U.S. law

Latham & Watkins

As to Macau law

Manuela António — Lawyers and Notaries

As to Cayman Islands law

Walkers

AUDITOR

Messrs. Deloitte Touche Tohmatsu

COMPANY SECRETARY

Ms. Stephanie Cheung

COMPANY’S WEBSITE

www.melco-crown.com

LISTING INFORMATION

Hong Kong stock code: 6883

NASDAQ symbol: MPEL

PRINCIPAL BANKERS

Bank of China, Macau Branch

Citibank N.A., Hong Kong Branch

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited

Shops 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

190 Elgin Avenue

George Town

Grand Cayman KY1-9005

Cayman Islands

202 Melco Crown Entertainment Limited Annual Report 2012

Definitions and Glossary

DEFINITIONS

“2006 Share Incentive Plan” refers to a share incentive plan as adopted and revised by the Board on November 28, 2006 and March 17, 2009 and as approved by the Shareholders on December 1, 2006 and May 19, 2009, respectively, which aims to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company;

“2010 Senior Notes” refers to the initial notes (i.e. the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013) and the exchange notes (i.e. approximately 99.96% of the initial notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the U.S. Securities Act of 1933), collectively, which were fully redeemed on March 28, 2013;

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011 between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

“2011 Share Incentive Plan” refers to a share incentive plan as adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011 and became effective on the listing date, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company;

“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

“Adjusted EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses;

“Adjusted property EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses and other non-operating income and expenses;

“ADSs” refers to our American Depositary Shares, each of which represents three Shares;

“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of the acquisition of an aircraft;

“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments;

Annual Report 2012 Melco Crown Entertainment Limited 203

Definitions and Glossary

“Amended and Restated Articles of Association” refers to our articles of association conditionally adopted on May 23, 2012;

“Board” and “Board of Directors” refer to the board of Directors or a duly constituted committee thereof;

“China”, “mainland China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

“City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

“Crown” refers to Crown Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

“Crown Entertainment Group Holdings” refers to Crown Entertainment Group Holdings Pty, Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown;

“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds and fully repaid in March 2013;

“DICJ” refers to the Direcçăo de Inspecçăo e Coordenaçăo de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

“Directors” refers to the director(s) of our Company;

“Exchange Act” refers to the United States Securities Exchange Act of 1934;

“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

“Group” refers to our Company and our subsidiaries and, in respect of the period before our Company became the holding company of such subsidiaries, the entities which carried on the business of the present Group at the relevant time;

204 Melco Crown Entertainment Limited Annual Report 2012

“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

“IFRS” refers to International Financial Reporting Standards;

“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;

“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

“Macau Tower” refers to the Macau Tower Convention & Entertainment Centre, owned by Sociedade de Turismo e Diversoes de Macau, S.A. and operated by Shun Tak Holdings Limited;

“MCE Finance” refers to our wholly-owned subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

“MCE Holdings Philippines” refers to our indirect wholly owned subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines;

“MCE Holdings No.2” refers to our indirect wholly owned subsidiary, MCE Holdings No.2 (Philippines) Corporation, a corporation incorporated in the Philippines;

“MCE Leisure Philippines” refers to our indirect wholly owned subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines;

“MCE Philippines Investments” refer to our indirect subsidiary, MCE (Philippines) Investments Limited, a company incorporated under the laws of the British Virgin Islands;

“MCE Investments No.2” refers to MCE (Philippines) Investments No.2 Corporation, a corporation incorporated under the laws of the Philippines;

“MCE Transportation” refers to our subsidiary, MCE Transportation Limited (formerly known as MCE Designs and Brands Limited), a company incorporated under the laws of the British Virgin Islands;

“MCP” refers to Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation), the shares of which are listed on the Philippine Stock Exchange;

“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL Gaming (Macau) Limited”), a Macau company and the holder of our gaming subconcession;

Annual Report 2012 Melco Crown Entertainment Limited 205

Definitions and Glossary

“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco;

“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

“Model Code” refers to the Model Code for Securities Transactions by Directors of Listed issuers as set out in Appendix 10 to the Listing Rules;

“NASDAQ” refers to the National Association of Securities Dealers Automated Quotation System;

“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

“our Subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

“PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

“Patacas” and “MOP” refer to the legal currency of Macau;

“PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited;

“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

“Philippine Peso” refers to the legal currency of the Philippines;

“Philippines Project” refers to an integrated resort located within Entertainment City, Manila to be developed by MCE Leisure Philippines and the Philippine Parties which, when completed, is expected to be solely operated and managed by MCE Leisure Philippines;

“Renminbi” and “RMB” refer to the legal currency of China;

“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC;

“SEC” refers to the U.S. Securities and Exchange Commission;

206 Melco Crown Entertainment Limited Annual Report 2012

“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“SGX-ST” refers to Singapore Exchange Securities Trading Limited;

“Share(s)” refer to our ordinary share(s), par value of US$0.01 each;

“Shareholder(s)” refers to holder(s) of our Share(s) from time to time;

“Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

“Studio City Developments” refers to our subsidiary, Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited), a Macau company in which we own 60% of the equity interest;

“Studio City Finance” refers to Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability, is also a wholly-owned indirect subsidiary of SCI and the issuer of the Studio City Notes;

“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility;

“TWD” and “New Taiwan dollars” refer to the legal currency of Taiwan;

“US$” and “U.S. dollars” refer to the legal currency of the United States;

“U.S.” and “United States” refer to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“U.S. GAAP” refers to the accounting principles generally accepted in the United States;

“we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries; and

“Wynn Macau” refers to Wynn Resorts (Macau) S.A.

Annual Report 2012 Melco Crown Entertainment Limited 207

Definitions and Glossary

GLOSSARY

“average daily rate” or “ADR”

calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“cage”

a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”

round token that is used on casino gaming tables in lieu of cash

“concession”

a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”

a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”

the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”

a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“gaming machine handle (volume)”

the total amount wagered in gaming machines

“gaming promoter” or “junket representative”

an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”

a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”

a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”

evidence of indebtedness by a player to the casino or gaming operator

208 Melco Crown Entertainment Limited Annual Report 2012

“mass market patron”

a customer who plays in the mass market segment

“mass market segment”

consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”

the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”

mass market table games win as a percentage of mass market table games drop

“mass market table games segment”

the mass market segment consisting of mass market patrons who play table games

“MICE”

Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”

promotional casino chip that is not to be exchanged for cash

“non-rolling chip” or “traditional cash chip”

chip that can be exchanged for cash, used by mass market patrons to make wagers

“premium direct player”

a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”

a jackpot for a slot machine or table game where the value of the jackpot increases as wagers are made; multiple slot machines or table games may be linked together to establish one progressive jackpot

“occupancy rate”

the average percentage of available hotel rooms occupied during a period

“revenue per available room” or “REVPAR”

calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”

non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”

a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

Annual Report 2012 Melco Crown Entertainment Limited 209

Definitions and Glossary

“rolling chip segment”

consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”

the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”

rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”

traditional gaming machine operated by a single player and electronic multiple-player gaming machines

“subconcession”

an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”

the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room” or “VIP gaming area”

gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”

the approximately 2,000-seat theater specifically designed to stage “The House of Dancing Water” show

“win percentage-gaming machines”

gaming machine win expressed as a percentage of gaming machine handle

210 Melco Crown Entertainment Limited Annual Report 2012

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

2006 SHARE INCENTIVE PLAN

We adopted the 2006 Share Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of our business. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan.

The following paragraphs describe the principal terms included in the 2006 Share Incentive Plan.

Types of Awards. The awards permitted to be granted under our 2006 Share Incentive Plan included options to purchase our Shares and restricted Shares.

Eligibility. We were permitted to grant awards to employees, directors and consultants of our Company or any of our related entities, including Melco, Crown, other joint venture entities of Melco or Crown, our own subsidiaries or any entities in which we hold a substantial ownership interest. However, we could grant options that are intended to qualify as incentive share options only to our employees.

Maximum Number of Shares. Under the 2006 Share Incentive Plan, the maximum aggregate number of Shares which could be issued pursuant to all awards (including Shares issuable upon exercise of options) was 100,000,000 over 10 years.

Plan Administration. Our compensation committee would administer the 2006 Share Incentive Plan and determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted were to be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price and Term of Awards. In general, the plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price could be a fixed or variable price related to the fair market value of our Shares. If we granted an incentive share option to an employee who, at the time of that grant, owned Shares representing more than 10% of the voting power of all classes of our share capital, the exercise price could not be less than 110% of the fair market value of our Shares on the date of that grant. The term of each award would be stated in the award agreement, and would not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determined, or the award agreement would specify, the vesting schedule.

As of December 31, 2012 the unvested share options granted under the 2006 Share Incentive Plan represented approximately 0.309% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2012 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our Shareholders of approximately 0.308% and basic earnings per Share of US$0.0008.

Annual Report 2012 Melco Crown Entertainment Limited 211

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

2011 SHARE INCENTIVE PLAN

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our Shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our Shares on the Stock Exchange on December 7, 2011. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2011 Share Incentive Plan.

Types of Awards. The awards that may be granted under the plan include options, incentive share options, restricted Shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. We may grant awards to employees, directors and consultants of our Company, any parent or subsidiary of our Company, or any of our related entities that our Board designates as a related entity for the purposes of the 2011 Share Incentive Plan. Our compensation committee may from time to time select from among eligible individuals those to whom awards shall be granted. However, only employees of our Company or of a parent or subsidiary of our Company are eligible to receive incentive share option awards.

Maximum Number of Shares. The maximum aggregate number of Shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 Shares, which represents 6.016% of the issued share capital of the Company as of this date. This limit may be increased from time to time, but by no more than 10% of the Shares then in issue as at the date of the Shareholders’ meeting to approve such increase. The Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the plan shall not exceed 30% of the Shares in issue from time to time, as prescribed under relevant Listing Rules.

Maximum Entitlement of Option Holders. The maximum aggregate number of Shares underlying an option grant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of Shares in issue on the date of grant, unless Shareholders’ approval is obtained in accordance with the Listing Rules. The maximum aggregate number of Shares to be issued upon exercise of options granted to a substantial Shareholder or an independent non-executive director of our Company, or any of their respective associates, shall not exceed 0.1% of the Shares in issue on the offer date or have an aggregate value, based on the official closing price of the Shares as quoted by the Stock Exchange on the offer date, in excess of HK$5 million, unless Shareholders’ approval is obtained in accordance with the Listing Rules. Such limits may be amended from time to time by the Stock Exchange. Our compensation committee may not grant options to a director, chief executive or substantial Shareholder of our Company, or any of their respective associates, without approval by independent non-executive Directors on the compensation committee at the time of such determination.

Option Periods and Payments. Our compensation committee may in its discretion determine, subject to the plan expiration period: the period within which Shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option; and the period within which payments or calls must or may be made or loans for such purposes must be repaid.

212 Melco Crown Entertainment Limited Annual Report 2012

Plan Administration. Our compensation committee will administer the 2011 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award grant.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price. In general, the compensation committee may establish the exercise price or purchase price, if any, of any award. The exercise price of an option may be a fixed or variable price related to the fair market value of our Shares, but in any event shall not be less than the highest of: the official closing price quoted on the Stock Exchange on the date such option is offered in writing to a participant, or the offer date; the average of the official closing prices as quoted on the Stock Exchange for the five business days immediately preceding the offer date; and the nominal value of a Share. If we grant an incentive share option award to an employee who, at the time of that grant, owns Shares representing more than 10% of the voting power of all classes of our Shares, the exercise price may not be less than 110% of the fair market value of our Shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed 10 years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. For a participant granted an incentive share option, upon three months of termination of employment as an employee, the right to exercise the incentive share option shall be revoked.

Transferability. Rights in awards are personal to participants and, except as otherwise provided by our compensation committee, no award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

Adjustments. In the event of any share split, combination or exchange of shares, spin-off, recapitalization, reorganization, merger, consolidation or any other change affecting our share capital, our compensation committee shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards.

Change in Control Transactions. In the event of a change in the control of our Company, our compensation committee may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 12 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Annual Report 2012 Melco Crown Entertainment Limited 213

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

Amendment and Termination. Subject to applicable laws, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan upon obtaining the approval of our Board and the approval of the Shareholders for the amended plan. However, no amendment, modification or termination shall adversely affect in any material way any award previously granted under 2011 Share Incentive Plan or any previous plans, without the prior written consent of the participant.

Expiration. The 2011 Share Incentive Plan will expire 10 years after the date it became effective. No awards may be granted pursuant to the 2011 Share Incentive Plan after that time.

Vesting Schedule. In general, the plan administrator determined, or the award agreement would specify, the vesting schedule.

As of December 31, 2012 the unvested share options granted under the 2011 Share Incentive Plan represented approximately 0.115% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2012 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our Shareholders of approximately 0.115% and basic earnings per share of US$0.0003.

214 Melco Crown Entertainment Limited Annual Report 2012

www.melco-crown.com

Hong Kong

35/F, The Centrium. 60 Wyndham Street, Central, Hong Kong

Tel.: (852) 2598 3600

Macau

22/F, Golden Dragon Centre, Avenida Xian Xing Hai, Macau

Tel. (853) 8868 8880

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